As confidentially submitted to the U.S. Securities and Exchange Commission on March 5, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Dance Biopharm Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	26-4234003
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dance Biopharm Inc.

150 North Hill Drive, Suite 24

Brisbane, California 94005

Telephone: (415) 369-9415

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John S. Patton, Ph.D.

Chief Executive Officer

Dance Biopharm Inc.

150 North Hill Drive, Suite 24

Brisbane, California 94005

Telephone: (415) 369-9415

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael J. Lerner Steven M. Skolnick Alan Wovsaniker Lowenstein Sandler LLP 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500	Babak Yaghmaie John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2014

             Shares

Common Stock

This is an initial public offering of shares of Dance Biopharm Inc. common stock. We are offering                  shares of common stock. We currently estimate that the initial public offering price of our common stock will be between $         and $         per share.

We intend to file an application for our common stock to be listed on The Nasdaq Stock Market under the symbol “DNCE.”

Investing in our common stock involves risk. See the section titled “Risk Factors” beginning on page 10.

	Per Share	Total
Initial price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Dance Biopharm Inc.	$	$

(1)	We refer you to the section titled “Underwriting” beginning on page 130 for additional information regarding underwriting compensation.

We have granted to the underwriters an option to purchase up to                  additional shares of common stock to cover over-allotments, if any, exercisable at any time until 30 days after the date of this prospectus.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we intend to comply with certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014.

Wells Fargo Securities	Stifel

Oppenheimer & Co.

Roth Capital Partners

Prospectus dated                     , 2014.

The top picture shows the Dance 501 insulin dispenser and inhaler. The inhaler has the mouthpiece cover off and smooth mist emitting form the mouthpiece. The device was loaded with several accurate drops form the insulin dispenser and turned on manually.

The bottom picture shows a patient inhaling on Dance 501. In patient use, the smooth mist is only emitted when the person inhales.

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus we have prepared. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information contained in the foregoing documents. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the information discussed in the section titled “Risk Factors” and our financial statements and notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms “we,” “our,” “us,” “the company,” or “Dance Biopharm” refer to Dance Biopharm Inc. and its consolidated subsidiary.

Overview

We are a biopharmaceutical company focused on the development of inhaled insulin products for the treatment of diabetes. Our lead product candidate, Dance 501, is a drug/device combination product designed to deliver a high purity liquid insulin formulation through a small handheld electronic inhaler to reduce or eliminate the need for daily injections. We recently completed a Phase 2, randomized, active-controlled clinical trial investigating three dose levels of inhaled insulin in adult patients with type 2 diabetes. We plan to initiate a single global Phase 3 clinical trial in early 2015 and pursue regulatory approvals in the United States, European Union and China, three markets with high and growing incidence of type 2 diabetes.

Dance 501 consists of a preservative-free, high purity liquid formulation of recombinant human insulin stored in a sterile dispenser and a small handheld electronic inhaler. The electronic inhaler utilizes a vibrating mesh technology, designed to produce consistently sized particles of liquid insulin in the form of a smooth mist, allowing the efficient and consistent delivery of insulin into the lungs while a patient breathes comfortably. Key technology components of our dispenser and electronic inhaler, particularly the sterile pump and vibrating mesh aerosol generator, are currently utilized by third parties in other United States Food and Drug Administration, or FDA, or European Medicines Agency, or EMA, approved products for indications other than diabetes, and are already manufactured in commercial quantities. We believe the potential benefits of Dance 501, as well as demonstrated patient preference for inhaled insulin, will allow patients to more readily comply with recent treatment guidelines, which generally recommend earlier use of insulin for type 2 diabetes.

We have completed a Phase 1/2 randomized, active-controlled clinical trial of Dance 501 in 12 adult type 1 diabetes patients and a Phase 2, randomized, active-controlled clinical trial investigating three dose levels in 23 adult patients with type 2 diabetes. In each of these studies, Dance 501 delivered consistent, therapeutic doses of insulin and was not associated with any significant adverse events. The Phase 2 trial was conducted under both EMA and FDA investigational applications. We received interim pharmacokinetic and pharmacodynamics response data from our Phase 2 trial in February 2014 and expect to receive final data in March 2014. We plan to initiate a global Phase 3 clinical trial in early 2015 and to pursue regulatory approvals, initially for type 2 diabetes in adults, in the United States, European Union and China. The EMA has indicated that a single global, one-year, Phase 3 trial involving 750 adult patients may be adequate to support approval in the European Union.

Inhaled insulin has been studied in over 10,000 patients across more than 100 clinical trials, demonstrating safety and efficacy. We believe the historical published safety and efficacy data available for previously developed inhaled insulin products, our high purity liquid insulin formulation, and the commercial validation of our key technology components will allow us to pursue clinical development and regulatory approvals for Dance 501 in an efficient and cost effective manner. In addition, we utilize established manufacturing processes to produce and package our liquid formulation, which we expect will allow us to price Dance 501 competitively compared to leading injection products. We are leveraging regulatory filings and published data from these third-party trials, as well as the prior experience of our management team with inhaled insulin, in our development of Dance 501.

Our management team’s experience developing inhaled insulin, along with direct input from patients and clinicians, enabled us to design a product that we believe will provide an attractive alternative to insulin injections. John S. Patton, Ph.D., our Chairman, Chief Executive Officer and founder, played a key role in the development of the first inhaled insulin product, Exubera, which was approved by both the FDA and EMA. Dr. Patton has over 20 years of experience leading the development of inhaled insulin and was the co-founder of Nektar Therapeutics (formerly known as Inhale Therapeutic Systems, Inc.), which developed Exubera in collaboration with Pfizer Inc.

Our Opportunity

In its 2013 report, the International Diabetes Federation, or IDF, estimated that approximately 382 million people worldwide suffer from diabetes, of which the IDF estimated that 46% are undiagnosed. The IDF further estimated that global health expenditures attributed to the treatment of diabetes patients was $548 billion in 2013. Type 2 diabetes accounts for 85% to 95% of all diabetes in high income countries and may account for an even higher percentage in low and middle income countries. According to the IDF, the number of diabetes patients is expected to grow to approximately 592 million in less than 25 years. For most diabetes patients, the disease leads to serious medical complications.

The standard of care for type 2 diabetes includes both oral and injectable non-insulin treatments and insulin therapy, which is currently available only by injection. Oral non-insulin medications are usually the first recommended therapy primarily due to their ease of use, but are inadequate to treat patients who have lost significant glucose, or blood sugar, control. Insulin injections are generally viewed unfavorably by patients, leading those with poor glycemic control to postpone insulin for up to seven years. Approximately 73% of type 2 diabetes patients delay insulin injection therapy, and of those approximately 25% refuse insulin despite their physician’s recommendation. Patients avoid and delay insulin therapy partially due to the inconvenience, pain and the social stigma of daily injections, leading to underutilization. Despite these drawbacks, according to BCC Research, a third-party research firm, global sales of insulin and insulin devices were estimated to reach approximately $26 billion in 2013 and are projected to grow to $40 billion by 2018.

We believe that by alleviating the burden of injections, patients will begin using insulin earlier and maintain compliance across the course of therapy. Third-party studies have shown that earlier and more compliant treatment with insulin leads to better glucose control, which can extend life expectancy and improve quality of life, while reducing the costs of managing diabetes and its complications. Multiple large patient preference studies of previous inhaled insulin delivery systems conducted by third parties concluded that most diabetes patients strongly prefer inhaled insulin to needle-based delivery systems. We believe patient preference has a significant impact on prescribing decisions for insulin products and, when combined with our clinical results and competitive pricing, will drive market adoption of Dance 501.

Dance 501: Our Lead Product Candidate

We believe Dance 501 will be an attractive alternative to currently available therapies for patients and the healthcare community based on the following features:

Modern Design and Features

•	Small handheld device with a consumer electronic design

•	Silent operation

•	Platform for advanced electronic capabilities

Easy-to-Use

•	Dispensed in a few drops from a separate, sterile, multi-dose container

•	Inhaled in a few breaths

•	Breath-controlled

High Purity Formulation

•	Preservative-free, liquid, recombinant human insulin

•	Comfortable inhalation

•	Minimal to no cough

•	Provided in high and low dosage strengths

Advanced Delivery Technology

•	Vibrating mesh technology, exclusively licensed from Aerogen Limited

•	Delivers a smooth mist of insulin efficiently and consistently into the lungs

Strategy

Our goal is to become the leading provider of insulin to all types of diabetes patients worldwide. The key elements of our strategy are:

Initially develop Dance 501 for type 2 diabetes.    We are developing Dance 501 initially for adult patients with type 2 diabetes, which is the predominant form of diabetes worldwide. We believe inhaled insulin will allow patients to better comply with the latest medical guidelines by using insulin earlier. We are developing Dance 501 initially for type 2 diabetes, which we believe reduces our development costs and risks. If approved for the treatment of type 2 diabetes in adults, we intend to pursue regulatory approvals for the treatment of type 1 diabetes in adults and type 1 and type 2 diabetes in children.

Pursue regulatory approval of Dance 501 in the United States, European Union and China.    We plan to conduct a global Phase 3 trial to support regulatory approvals in the United States, European Union and China. We have received advice through the EMA Scientific Advice Process indicating that we may conduct a single Phase 3 trial to support approval in the European Union and we are pursuing a similar regulatory strategy in the United States. We expect to pursue the clinical development of Dance 501 based on non-inferiority endpoints and a 505(b)(2) regulatory pathway in the United States (which we have proposed in our correspondence with the FDA), and a full mixed application under Article 8(3) in the European Union. If we receive feedback from the FDA that it would not approve a new drug application for Dance 501 on the basis of a single Phase 3 trial, we would then expect to run two Phase 3 trials simultaneously.

Retain rights to Dance 501 through regulatory approvals in the United States and European Union.    We expect to utilize our internal expertise with inhaled insulin to pursue United States and European Union approvals without a major development partner. We believe this will allow us to enter into more favorable commercial partnerships once we have received approval in the United States and European Union. We plan to participate in sales and marketing efforts of Dance 501 in the United States and European Union with any future partners.

Selectively pursue collaborations in international markets.    We have established collaborations in Asia and other international markets to facilitate development and commercialization of Dance 501. In February 2013, we entered into an agreement to form a joint venture with Harmony Plus Holdings Limited, a Hong Kong company that has relationships with financial institutions, pharmaceutical companies and regulatory consultants in China and certain other Pacific Rim countries, excluding Japan. The objective of the joint venture is to support development and commercialization of Dance 501 in China and certain other Pacific Rim countries, excluding Japan. We are working with Chinese regulatory experts to determine the appropriate regulatory pathway and plan to submit a clinical trial application in China in 2014. We currently intend to pursue a regulatory pathway that would permit us to reference existing safety and efficacy data. In addition, in January 2013, we entered into a license agreement with Hikma Pharmaceuticals LLC for the marketing of Dance 501 in Africa and the Middle East, excluding Turkey and certain other countries. We may establish additional international collaborations in the future to facilitate development and commercialization of Dance 501.

Leverage internal and external infrastructure to maximize the commercial potential of Dance 501.    We recognize that minimizing development and manufacturing costs is critical to pricing Dance 501 competitively with injectable insulin pens. Our management team has selected experienced third-party manufacturers and contractors around the world to optimize global development and commercialization of Dance 501. We plan to continue to optimize our operational infrastructure by selectively outsourcing such functions to minimize costs, maximize efficiency and develop product enhancements.

Develop a line of inhaled insulin products.    We plan to develop a series of electronic inhaled insulin devices, making continuous improvements based on preferences and needs of patients and clinicians. Our platform technology has the ability to incorporate memory and advanced technology features to be able to integrate treatment with blood glucose monitoring.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have no revenues and a history of operating losses, and we expect to incur losses for the foreseeable future and may never achieve profitability;

•

Our business depends solely upon the successful development and commercialization of our inhaled insulin product candidate, Dance 501, which has not been approved by the FDA or any other regulatory authority;

•	We will require additional capital to finance our operations in the future, and if we cannot raise additional capital when needed, we may have to curtail or cease operations.

•

Dance 501 is subject to rigorous nonclinical and clinical testing and we must obtain regulatory approvals, which are costly and time consuming, and if the approval requirements are not as we expect and we are unable to utilize abbreviated regulatory approval pathways the regulatory approval process for Dance 501 will likely take significantly longer and cost significantly more and may be unsuccessful;

•	We rely on third parties to conduct and oversee our clinical trials, and these third parties may fail to perform as expected;

•	Dance 501 will face substantial market competition from existing diabetes treatments and therapies, as well as new treatment options, and we may not be able to compete successfully;

•	Announcements by regulatory authorities or our competitors with respect to competing therapies and treatments, including other inhaled insulin product candidates, may harm our business;

•	There are a limited number of insulin suppliers and if we experience difficulties with our suppliers, we may be unable to develop or commercially manufacture Dance 501;

•	We rely on third-party manufacturers to produce Dance 501, and if we experience problems with any of these manufacturers, the manufacturing of Dance 501 could be delayed;

•

We do not currently have the capability to sell, distribute or market Dance 501 and we may not be successful in establishing an effective sales force and marketing infrastructure or entering into acceptable third-party sales, marketing and distribution arrangements;

•	If we are unable to enter into and maintain collaborations to develop and commercialize Dance 501, our business may be harmed;

•	First generation inhaled insulin products failed to generate commercial success and we cannot predict whether Dance 501 will achieve commercial success; and

•	If we are unable to protect our proprietary rights, we may not be able to compete effectively.

If we are unable to address these and other risks, our business, financial condition, operating results and prospects may be adversely affected.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company.”

Corporate Information

We were incorporated in Delaware in February 2009. Our principal executive offices are located at 150 North Hill Drive, Suite 24, Brisbane, California 94005 and our telephone number is (415) 369-9415. Our website address is www.dancebiopharm.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

“Dance,” and the Dance logo and other trademarks or service marks of Dance Biopharm Inc. appearing in this prospectus are the property of Dance Biopharm Inc. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from our sale of common stock in this offering, or approximately $ million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page, of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to prepare for and conduct our global Phase 3 clinical trial of Dance 501, scale-up and optimize our manufacturing processes, develop product enhancements and for general corporate and working capital purposes. See the section titled “Use of Proceeds.”

Risk factors	You should read the section titled “Risk Factors” for a discussion of certain of the factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Stock Market symbol	“DNCE”

The number of shares of common stock to be outstanding after this offering is based on 20,131,934 shares outstanding as of December 31, 2013, which assumes (i) the conversion of all outstanding shares of our preferred stock (including 629,643 shares of Series B preferred stock issued in January 2014) into 10,643,726 shares of common stock upon the closing of this offering, and (ii) the issuance of 680,008 shares of common stock pursuant to warrants exercised in January 2014, and excludes:

•	5,025,430 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2013, with a weighted average exercise price of $1.22 per share;

•

4,166,370 shares of our common stock reserved for issuance under our 2009 Equity Incentive Plan which will cease to become available for issuance at the time our 2014 Equity Incentive Plan becomes effective in connection with this offering;

•	97,901 shares of our common stock (on an as converted basis) issuable upon the exercise of a warrant issued to Hercules Technology at an exercise price of $1.74 per share;

•

the potential election to convert up to $1,000,000 of principal related to the term loans outstanding under the Hercules Technology credit agreement into shares of a subsequent unregistered financing at the pricing and terms afforded to other investors;

•	30,000 shares of our common stock issuable upon the exercise of a warrant issued to Giddi Pharma at an exercise price of $2.02 per share; and

•

                 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

•

the conversion of all outstanding shares of preferred stock (including 629,643 shares of Series B preferred stock issued in January 2014) into 10,643,726 shares of common stock upon the closing of this offering;

•	the issuance of 680,008 shares of common stock pursuant to warrants with an exercise price of $0.01 per share exercised in January 2014;

•	the filing of our fourth amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option to purchase additional shares.

Recent Developments

Subsequent to December 31, 2013, we completed the following transactions and issuances of securities. Unless otherwise indicated, share numbers in this prospectus do not include or give effect to any of the following transactions:

Warrant

In January 2014, Aerogen exercised warrants to purchase 680,008 shares of common stock at a price of $0.01 per share.

Series B Preferred Stock Financing

In January 2014, we sold and issued 629,643 shares of Series B preferred stock, at a price of $3.50 per share, for aggregate gross proceeds of approximately $2.2 million. Each share of Series B preferred stock will convert into one share of common stock upon the closing of this offering.

Summary Consolidated Financial Data

The following tables set forth a summary of our consolidated historical financial data. We have derived the consolidated statements of operations data for the years ended December 31, 2012 and 2013 and for the period from February 9, 2009 (inception) to December 31, 2013 and our consolidated balance sheet data as of December 31, 2013 from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles. Historical results are not necessarily indicative of the results that may be expected in the future. You should read this information together with the sections titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,		Period from February 9, 2009 (Inception) to December 31, 2013
	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Collaboration revenue	$—	$300	$300
Operating expenses:
Research and development	$1,840	$5,223	$8,641
General and administrative	734	2,356	3,704

Total operating expenses	2,574	7,579	12,345

Loss from operations	(2,574)	(7,279)	(12,045)
Interest and other income	—	16	17
Interest expense	(246)	(1,202)	(1,606)
Increase in fair value of preferred stock warrant liability	—	(43)	(43)

Net loss	$(2,820)	$(8,508)	$(13,677)

Net loss per common share, basic and diluted(1)	$(0.34)	$(0.97)

Weighted average shares used in computing net loss per common share, basic and diluted(1)	8,391	8,792

Pro forma net loss per common share, basic and diluted (unaudited)(1)		$(0.56)

Weighted average shares used in computing pro forma net loss per common share, basic and diluted (unaudited)(1)		15,189

(1)	See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share.

	As of December 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$9,105	$11,316	$
Total assets	10,651	12,862
Total debt, including current portion, net of discount	871	871
Convertible preferred stock	18,534	—
Total stockholders’ (deficit) equity	(11,255)	9,490

(1)	The pro forma column reflects (i) the conversion of all outstanding shares of convertible preferred stock (including 629,643 shares of Series B preferred stock issued in January 2014 for aggregate gross proceeds of approximately $2.2 million) into 10,643,726 shares of common stock upon the closing of this offering; (ii) the issuance of 680,008 shares of common stock upon the exercise of warrants with an exercise price of $0.01 per share in January 2014; and (iii) the filing of our fourth amended and restated certificate of incorporation upon the closing of this offering.

(2)	The pro forma as adjusted column further reflects the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, total assets and total stockholders’ (deficit) equity on a pro forma as adjusted basis by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and short-term investments, total assets and total stockholders’ (deficit) equity on a pro forma as adjusted basis by approximately $ million, assuming that the assumed initial public offering remains the same and after deducting underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding whether to invest in shares of our common stock. These risk factors contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. The occurrence of any of the following adverse developments described in the following risk factors could harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Capital Needs

We are a recently formed company with a history of operating losses and we expect to continue to incur losses for the foreseeable future and we may never achieve profitability.

We are a biopharmaceutical company with no commercial products. We have never been profitable and have incurred net losses in each period since our inception in February 2009. During 2012 and 2013, we had net losses of $2.8 million and $8.5 million, respectively. As of December 31, 2013, we had an accumulated deficit of $13.7 million.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate these losses to increase as we continue the research and development of, seek regulatory approvals for, and if approved, commercialize our lead product candidate, Dance 501. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our anticipated losses.

Our ability to achieve and sustain positive cash flow from operations and profitability primarily depends upon obtaining regulatory approvals for and successfully commercializing Dance 501, either alone or with partners. We do not currently have the required approvals to market Dance 501 in any market, and we may not receive them. We may not generate positive cash flow from operations or be profitable even if we succeed in commercializing Dance 501 and we may not achieve or sustain profitability.

We currently have no source of revenue and may never become profitable.

We commenced operations in February 2009. Our limited operating history makes it difficult to evaluate our current business and makes prediction about our future results, prospects or viability subject to significant uncertainty. To date, we have not generated significant revenue. Our ability to generate revenue and ultimately become profitable depends primarily upon our ability, alone or with our partners, to successfully obtain regulatory approval for and commercialize Dance 501. Our ability to generate future revenue from Dance 501 or any future product candidates also depends on a number of additional factors, including our or our partners’ ability to:

•	successfully complete clinical development of Dance 501, including necessary clinical trials;

•	successfully develop our manufacturing processes for Dance 501;

•	establish and maintain supply and manufacturing relationships with third parties that ensure adequate and legally compliant production of Dance 501;

•	establish the appropriate regulatory pathway for submitting a clinical trial application in China;

•	complete and submit necessary applications for regulatory approvals for Dance 501 in the United States, European Union and China;

•	obtain coverage and adequate reimbursement from third-party payors, including government and private payors, for Dance 501;

•	develop a commercial organization capable of sales, marketing and distribution of Dance 501;

•	find distribution partners to help us sell, market and distribute Dance 501 in international markets;

•	achieve market acceptance for Dance 501;

•	establish, maintain and protect our intellectual property rights; and

•	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with drug/device combination product development, including that Dance 501 may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of our expenses, or if or when we will achieve or maintain revenues or profitability. In addition, our expenses could increase beyond expectations if we decide to or are required by the United States Food and Drug Administration, or FDA, or foreign regulatory authorities to perform studies or trials for Dance 501 in addition to those that we currently anticipate. If we complete the development and regulatory processes of Dance 501, we anticipate incurring significant costs associated with launching and commercializing Dance 501.

Even if we generate revenues from the sale of Dance 501, we may not be profitable and may need to obtain additional funding to continue operations. If we fail to achieve profitability or do not sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

We will require additional capital to finance our operations in the future, and if we cannot raise additional capital when needed, we may have to curtail or cease operations.

As a development stage company solely engaged in research and development activities, our operations have consumed substantial amounts of cash since our inception in 2009. The proceeds of this offering will not be sufficient to fully fund our business and growth strategy. We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance Dance 501 through clinical trials. We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments and amounts available under our credit facility, will allow us to complete our planned Phase 3 clinical trial for Dance 501. However, circumstances may cause us to consume capital more rapidly than we currently anticipate. For example, as we move our lead product candidate, Dance 501, through the regulatory process, we may have adverse results. These events may increase our development costs more than we expect.

If we need to secure additional financing, such additional fundraising efforts may divert our management from our day-to-day activities, which may affect our ability to develop and commercialize Dance 501. In addition, future financing may not be available in sufficient amounts or on terms acceptable to us, if at all. If we do not raise additional capital when required or in sufficient amounts and on acceptable terms, we may need to:

•	significantly delay, scale back or discontinue the development or commercialization of Dance 501 or cease operations altogether;

•	seek strategic alliances for research and development programs at an earlier stage than we would otherwise desire or on terms less favorable than might otherwise be available; or

•	relinquish, or license on unfavorable terms, our rights to our technologies that we otherwise would seek to develop or commercialize ourselves.

Our future funding requirements, both short and long-term, depend on many factors, including:

•	the initiation, progress, timing, costs and results of clinical studies for Dance 501;

•

the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA, the European Medicines Agency, or EMA, the China Food and Drug Administration, or CFDA and/or any foreign regulatory authority, including the potential for such authorities to require that we perform more studies than those that we currently expect, or to make Dance 501 satisfy higher specification standards than we currently plan to achieve;

•	the cost and timing of establishing sales, marketing and distribution capabilities for Dance 501, if we receive regulatory approvals;

•

the cost to establish, maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with licensing, preparing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	the effect of competing technological and market developments;

•	market acceptance of Dance 501 and any future product enhancements;

•	ability to induce patients to switch to Dance 501 from their current treatment regime; and

•	the cost and timing of selecting, auditing and potentially validating manufacturing sites for commercial-scale manufacturing.

If the lack of available capital prevents us from expanding our operations or otherwise capitalizing on our business opportunities, our ability to become profitable will be compromised and our business will be harmed.

Risks Related to the Development of Our Product

We are dependent solely on the successful development and commercialization of our inhaled insulin product candidate, Dance 501, which is not yet approved.

We only have one product candidate in clinical development, Dance 501. Dance 501 will require significant additional development, clinical trials, regulatory clearances and investment before it can be commercialized. We cannot be certain when Dance 501 may be approved or if it will be approved at all. Although we intend to develop several generations of Dance 501 and, in the future, may develop other product candidates, we anticipate that in the near term our ability to generate revenues will depend solely on the successful development and commercialization of Dance 501. If we do not develop and obtain regulatory clearance or approval for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer.

We must receive the necessary approvals from the FDA or EMA before Dance 501 can be marketed and sold in the United States or European Union, respectively, and we must receive the necessary approvals from similar foreign regulatory agencies before Dance 501 can be marketed in other jurisdictions. Even if we were to receive regulatory approvals, we ultimately may be unable to gain market acceptance of Dance 501 for a variety of reasons, including the treatment and dosage regimen, potential adverse effects, the availability of alternative treatments, pricing and lack of coverage or adequate reimbursement.

We intend to seek approval for Dance 501 from the EMA through the full mixed application under Article 8(3) and the FDA through the Section 505(b)(2) regulatory pathway. The full mixed application provides an option to submit references to existing scientific literature or data in lieu of reports of an applicant’s own clinical or nonclinical studies. We have received centralized scientific advice through the EMA Scientific Advice Process indicating that we may conduct a single Phase 3 trial to support approval in the European Union. We are pursuing a similar strategy in the United States under Section 505(b)(2) of the Food, Drug and Cosmetic Act, or FDCA, which similarly allows an applicant for an NDA to rely, in part, on the FDA’s findings of safety or efficacy for a previously approved reference drug. While we expect to pursue the Section 505(b)(2) regulatory pathway in the United States, such pathway may not be available to us. If the Section 505(b)(2) regulatory pathway is not available, we plan to move forward with our single, pivotal clinical trial as accepted by the EMA Scientific Advice Process to seek expedited approval in the European

Union, but we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for product approval in the United States.

In addition, we are evaluating contract clinical research organizations in China to pursue approvals from the CFDA and then, if such approvals are obtained, we plan to commercialize Dance 501. We are working with Chinese regulatory experts to determine the appropriate regulatory pathway and plan to submit a clinical trial application in 2014. We are uncertain at this time as to what the regulatory pathway will be. We currently intend to pursue a regulatory pathway that would permit us to reference existing safety and efficacy data on inhaled insulin in a manner similar to what is permitted in the United States and European Union.

We may not be able to satisfy all of the FDA’s and EMA’s requirements with our current clinical studies or our planned future pivotal study for Dance 501 and the FDA or EMA could request that we conduct additional clinical trials to provide sufficient data for approval of Dance 501. Additional clinical trials may be required to achieve regulatory approvals and commercialize in China and other countries.

First generation inhaled insulin products failed to generate commercial success and we cannot predict whether Dance 501 will achieve commercial success where others have failed.

Attempts have been made to develop new ways of delivering insulin, including inhaled insulin. Pfizer Inc., in collaboration with Nektar Therapeutics, Inc., gained approval in 2006 for its inhaled insulin product, Exubera, and subsequently voluntarily withdrew Exubera from the market in 2007. In addition, Novo Nordisk A/S, or Novo Nordisk, and Eli Lilly and Company, or Lilly, subsequently discontinued development of their respective inhaled insulin products. Even if we obtain all requisite regulatory approvals, Dance 501 may not achieve commercial success or market adoption for a variety of reasons, including patient preference, the treatment and dosage regime, potential adverse effects, the availability of alternative treatments and cost effectiveness. In addition, even if none of the foregoing are factors, patients and physicians in their professional medical judgment must determine that Dance 501 is an attractive alternative to injectable and oral therapies. The introduction of inhaled insulin delivery systems may also lead to price competition with injected insulin products and we may not be able to profitably match any price reductions offered by the manufacturers of injected insulin products.

We face substantial competition in the development of Dance 501 from existing diabetes treatments and therapies, as well as new treatment options, and we may not be able to compete successfully.

A number of established pharmaceutical companies as well as development stage companies have or are developing drugs and insulin delivery systems for the treatment of diabetes. If approved, we believe Dance 501 will primarily compete against the traditional insulin delivery methods, such as traditional insulin injectables. In addition, a variety of insulin pumps and pump patches are on the market or coming to the market for insulin delivery.

MannKind Corporation is currently developing an inhaled insulin product, Afrezza, which has a Prescription Drug User Fee Act, or PDUFA, date of April 15, 2014, which is the date by which the FDA should complete its review of its NDA. If Afrezza is approved, MannKind will have a first-to-market advantage over us, which will impair our ability to compete. If the FDA does not approve Afrezza, our ability to raise capital and our business prospects could be impaired. MannKind as well as many of our other competitors have, or have access to, substantially greater financial, research and development, production, and sales and marketing resources than we do and have a greater depth and number of experienced managers. As a result, our competitors may be better equipped than we are to develop, manufacture, market and sell competing products.

In addition, gaining favorable reimbursement is critical to the success of Dance 501. Many of our competitors have existing infrastructure and relationships with managed care organizations and reimbursement authorities which can be used to their advantage. Our competitors also include insulin manufacturers and suppliers with very well established brands and presence in the diabetes community. Such insulin manufacturers and suppliers include Novo Nordisk, Lilly, and Sanofi U.S., or Sanofi. In addition, MannKind has invested substantial resources in Afrezza, which could be on the market in 2014. The insulin pump companies, Animas Corporation, Accu-Chek, Asante Solutions, Inc., Medtronic Inc., Sooil USA, and Tandem Diabetes Care, Inc. and pump patch companies, Insulet Corporation, Valeritas Inc. and Calibra Medical, all have approved products that are potential competitors for Dance 501.

The rapid rate of scientific discoveries and technological changes could result in Dance 501 becoming obsolete or noncompetitive. Our competitors may develop or introduce new products that render our technology and Dance 501 less competitive, uneconomical or obsolete. New technologies may be developed, such as an artificial pancreas (an integrated insulin pump with a glucose sensor and glucagon infusion capabilities) as well as injected stem cells. Our future success will depend not only on our ability to develop Dance 501 but to improve it and keep pace with emerging industry developments.

We also expect to face increasing competition from universities and other non-profit research organizations. These institutions perform a significant amount of research and development in diabetes. These institutions are becoming increasingly aware of the commercial value of their research and are more active in seeking patent and other proprietary rights, as well as licensing revenue.

If we fail to adequately educate physicians, patients and third-party payors on the safety profile of Dance 501, the market adoption of Dance 501 could be impaired.

Numerous non-clinical and clinical publications have reported on the safety of inhaled insulin across over 100 human studies that have been completed over the past twenty years. While safety concerns have been raised, such concerns have been further evaluated and generally considered to not be of clinical significance. If we fail to adequately educate physicians, patients and third-party payors on the safety profile of Dance 501, these prior concerns could lead to the perception that Dance 501 is unsafe. For example, subsequent to the commercialization of Exubera, it was reported that among former smokers in controlled clinical trials, the incidence of lung cancer was greater in Exubera patients than in comparators (although not statistically significant). As a result of these reports, Pfizer was required to modify its label for special populations.

In addition, the public perception of Dance 501 might be affected, even if the concern relates to another company’s products or product candidates, which could harm our business. If the FDA fails to approve or delays or places conditions on the approval of Afrezza, this regulatory decision could have a negative effect on Dance 501’s public perception and the market price of our common stock.

Unforeseen events during the clinical development of Dance 501 may impair our ability to commercialize Dance 501.

We may experience unforeseen events during the clinical development of Dance 501, such as:

•

inconclusive safety and efficacy results for Dance 501 obtained in non-clinical and clinical studies that may not be predictive of results that may be obtained in future clinical trials or following long-term use, and may result in the discontinuance of the development of Dance 501;

•	insufficient or statistically insignificant data from our clinical trials of Dance 501 that may not support FDA or other regulatory approval;

•	evidence of adverse health effects or other characteristics that may preclude regulatory approval of Dance 501 or limit its commercial use, if approved;

•	a delay or failure in reaching agreement with the FDA or other regulatory authority on a trial design that we are able to execute;

•	a delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical study;

•

a delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	the withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	a delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	a delay or failure in subjects completing a trial or returning for post-treatment follow-up;

•	the occurrence of clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	an inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	a failure of our third-party clinical trial managers to satisfy their contractual duties or meet expected deadlines;

•	a delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results that are inconsistent with earlier results;

•

feedback from the FDA, EMA, CFDA or other regulatory authorities, or results from earlier stage or concurrent preclinical and clinical studies, that might require modification to the protocol for the trial;

•

a decision by the FDA, EMA, CFDA or other regulatory authority or us or a recommendation by a data safety monitoring board or other similar regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	an unacceptable risk-benefit profile, unforeseen safety issues or adverse side effects;

•	a failure to demonstrate a benefit from using Dance 501;

•	difficulties in manufacturing or obtaining from third parties sufficient quantities of Dance 501 for use in clinical trials;

•

a lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical studies or increased expenses associated with the services of our CROs and other third parties; or

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If the use of Dance 501 results in adverse health effects or reduced efficacy or both, the FDA, EMA or other regulatory agencies may terminate our ability to sell and market Dance 501, may narrow the approved indications for use or otherwise require restrictive product labeling or marketing, or may require further clinical trials, which may be time-consuming and expensive and may not produce favorable results.

The occurrence of any of these events could have a significant impact on our ability to commercialize Dance 501.

We rely on third parties to conduct and oversee our clinical trials and those third parties may fail to perform as expected, which could delay or prevent us from obtaining regulatory approval for or commercializing Dance 501.

We rely on third-party contract research organizations, or CROs, to conduct and oversee our clinical trials. We have not currently engaged a CRO to conduct our Phase 3 clinical trial. We also rely upon various medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and all applicable regulatory requirements, including the FDA’s good clinical practice regulations. These CROs play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. We rely heavily on these parties for the execution of our clinical and preclinical studies, and control only certain aspects of their activities.

We and our CROs are required to comply with the FDA’s current good clinical practices requirements, or cGCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with cGCPs. If our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, our clinical trials may be delayed or we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we are not able to control whether or not they devote sufficient time and resources to our clinical trials. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize Dance 501. As a result, our financial results and the commercial prospects for Dance 501 would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

We intend to conduct clinical trials in the United States and in various international markets and regulatory agencies may not be satisfied with the data from any such trial.

In addition to clinical trials in the United States, we intend to conduct one or more clinical trials in international markets. Although the FDA, EMA and CFDA may accept data from clinical trials conducted outside its jurisdiction, acceptance of such study data is subject to certain conditions. The FDA, EMA and CFDA must be satisfied with the design of such clinical trials, which must be conducted and performed by qualified investigators in accordance with ethical principles. In particular, with respect to the FDA, the population studied must also adequately represent the United States population, and the data must be applicable to the population of the United States and United States medical practice in ways that the FDA deems clinically meaningful. We cannot make any assurance that the FDA or any other regulatory authority will accept data from trials conducted outside of its respective jurisdiction. If the FDA or any other regulatory authority does not accept any data from outside its jurisdiction, we would likely need to conduct additional trials, which would be costly and time-consuming and delay aspects of our business plan.

If we do not achieve our development and commercialization goals for Dance 501 in the timeframes we expect, our business will be harmed.

For planning purposes, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. We may publicly announce the expected timing of some of these milestones. All of these milestones will be based on a variety of assumptions. The actual timing of the achievement of these milestones can vary dramatically from our estimates, in many cases for reasons beyond our control, depending on numerous factors, including:

•	the rate of progress, costs and results of our clinical trial and research and development activities, which will be impacted by the level of proficiency and experience of our clinical staff;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our ability to access sufficient, reliable and affordable supplies of components used in the manufacture of Dance 501, especially insulin;

•	our ability to manufacture Dance 501 to satisfy specifications;

•	our ability to secure third-party manufacturing capabilities, and the costs of securing and monitoring such manufacturing operations;

•	the extent of scheduling conflicts with participating clinicians and clinical institutions;

•	the receipt of approvals by our competitors and by us from the FDA, EMA, CFDA and other regulatory agencies; and

•	our ability to establish sales, marketing and distribution capabilities or enter into third-party collaborations for such services.

There are a limited number of insulin suppliers and, if we experience difficulties with our suppliers, we may be unable to develop or manufacture Dance 501.

For Dance 501 to be commercially viable, we need access to sufficient, reliable and affordable supplies of insulin. Insulin supply is particularly important to us because inhaled insulin doses require significantly higher quantities of insulin than injectable insulin. The number of such potential insulin suppliers is limited for both clinical development and commercial operations. The largest insulin manufacturers are Novo Nordisk, Sanofi, and Lilly, and these companies are not currently willing to supply insulin for Dance 501. Until recently, we purchased insulin from Sanofi for our clinical development pursuant to an agreement that has now been terminated.

Since we do not wish to be reliant on a sole insulin supplier, especially upon obtaining regulatory approvals, we are currently seeking to engage multiple insulin suppliers for use in our commercial operations. We have recently entered into an insulin supply agreement with Gulf Pharmaceutical Industries, or Julphar, located in the United Arab Emirates. Our agreement with Julphar and any other contracts we enter into with insulin suppliers may not allow us to purchase insulin in sufficient commercial quantities and on commercially reasonable terms to us over the long term. If we are unable to purchase sufficient quantities of insulin for use in Dance 501 at a reasonable price or on a timely basis, we will be unable to complete clinical development of Dance 501 or commence or continue commercialization activities.

Risks Relating to the Commercialization of Our Product

We rely on third-party manufacturers to produce Dance 501 and if we experience problems with any of these manufacturers, the manufacturing of Dance 501 could be delayed.

We do not have any internal manufacturing capabilities. We rely on contract manufacturing organizations, or CMOs, to produce the finished Dance 501 device. Currently, we utilize Phillips Plastic Corporation, or Phillips, as a third-party manufacturer, to manufacture the finished Dance 501 device pursuant to a 2013 agreement for both clinical and commercial production, which has an initial term that expires in November 2021. The agreement may be terminated by either party under certain circumstances. Upon notice of termination, Phillips is obligated to continue to manufacture our device until we have transitioned to an alternate supplier. Phillips has granted us a non-exclusive license to any Phillips intellectual property that has been utilized in the manufacturing of Dance 501. However, there is no assurance that Phillips would be willing or able to perform in such circumstances. While there are alternative third-party manufacturers who can manufacture the finished Dance 501 device, commercial production of the device would be delayed if any disruption were to occur in our relationship with Phillips. In addition, we rely on other CMOs for certain sub-assemblies for the finished Dance 501 device.

Our reliance on Phillips and other CMOs entails risks, including:

•	the inability to satisfy the Dance 501 specifications and quality requirements consistently;

•	the inability to access production facilities on a timely basis;

•	the inability or delay in increasing manufacturing capacity;

•	manufacturing and product quality issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for commercial level activity;

•	a failure to satisfy the FDA’s cGMP requirements and similar foreign standards on a consistent basis;

•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

•	the lack of qualified backup suppliers for supplies that are currently purchased from a single source supplier;

•	operations of our CMOs or suppliers being disrupted by conditions unrelated to our business or operations, including the bankruptcy of any CMO or supplier;

•	carrier disruptions or increased costs that are beyond our control; and

•	the failure to deliver products under specified storage conditions and in a timely manner.

Any of these risks could cause the delay of clinical trials, regulatory submissions, or required approvals for Dance 501 or cause us to incur higher costs relating to the commercialization of Dance 501. Manufacturing of Dance 501 could be disrupted or halted if our CMOs do not comply with cGMP or foreign manufacturing standards, even if the compliance failure does not relate to Dance 501. Furthermore, if Dance 501 is approved and our CMOs fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for Dance 501 and could lose potential revenue. It may take an extended period of time to establish an alternative source of supply for Dance 501 and to have any such new source approved by the FDA, EMA, CFDA or other regulatory authority.

We currently rely on a single source of supply for manufacturing, and certain key components of our product, and we would be harmed if we lost any such single source supplier.

Similar to our single source arrangement with Phillips for manufacturing our device, we also do not have multiple sources of supply for certain key components used in Dance 501. The following are our other current key suppliers:

•	Aerogen Limited, or Aerogen, which manufacturers and supplies Phillips and us with the aerosol generator component needed in each device, including the vibrating mesh technology;

•	Aero Pump GmbH, or Aero Pump, which manufactures the sterile pump for our dispenser; and

•	Rechon Life Science AB, or Rechon, which formulates our liquid formulation of high-purity insulin, sterile fills it into glass bottles, attaches our sterile pump, and packages the insulin dispenser.

If for any reason we are unable to obtain components from any of the above suppliers, we would have to seek alternative sources. We may not be able to establish additional sources of supply for these key components of Dance 501, or we may be unable to do so on acceptable terms. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions. We do not currently have agreements with Aero Pump and Rechon and purchase components from those companies on a purchase order basis. We currently have agreements with Aerogen and Phillips, however, there is no assurance that such agreements will not be terminated, breached or expire creating the need to seek an alternative supplier. If our agreement with Aerogen were to terminate, it would be difficult to replace because it is the sole supplier of our vibrating mesh technology. Under our agreement, we have an exclusive license for the manufacture of the vibrating mesh technology in Dance 501. If the Aerogen agreement is terminated, then we have the ability seek other suppliers and Aerogen is obligated to provide assistance to the alternative supplier so as to enable it to manufacture the components currently being manufactured by Aerogen. However, there is no assurance that Aerogen would be willing or able to perform in such circumstances. If our license with Aerogen were to terminate, we would no longer have the right to use the Aerogen vibrating mesh in Dance 501. We would have to utilize an alternative aerosol generator component, which may require us to enter into a license agreement with one of a limited number of other suppliers. There are a limited number of other vibrating mesh suppliers in the world and there is no assurance that we would be able to execute an agreement with an alternative supplier. Even if we do enter into an arrangement with an alternative supplier to license such supplier’s technology or manufacture our vibrating mesh technology, such supplier may fail to provide aerosol generator components of adequate quality, quantity and/or pricing acceptable to us. In addition, any such substitution of the aerosol generator component in Dance 501 may result in regulatory authorities requiring us to conduct additional studies to generate bridging or validating clinical performance data in order to ensure that the safety and efficacy of the product is not adversely affected. Such a requirement could result in regulatory and development delays.

As part of any marketing approval, a manufacturer and its processes are required to be qualified by the FDA, EMA or CFDA prior to commercialization. If supply from the approved supplier is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified with the applicable regulatory authority and could result in further delay. The FDA, EMA or CFDA could require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

We do not currently have the capability to sell, distribute or market Dance 501 and we may not be successful in establishing an effective sales force and marketing infrastructure or entering into acceptable third-party sales, marketing and distribution arrangements.

We do not currently have the capability to sell, distribute and market Dance 501. We will need to build a commercial organization or secure strategic partners to commercialize Dance 501. If we are unable to build a commercial infrastructure or secure strategic collaborations, our business would be harmed. Development of an internal commercial organization will require substantial resources and will be time- consuming. These costs may be incurred in advance of any approval of Dance 501. In addition, we may not be able to hire a sales force in the United States, European Union or in any other geographic area that is sufficient in size or has adequate expertise in the markets that we intend to target. If we are unable to establish sales and marketing capabilities, our operating results may be affected. If we seek to enter into sales and marketing or licensing arrangements with third parties for the marketing and sale of Dance 501, we may be unable to enter into any such arrangements on acceptable terms, or at all.

We may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize Dance 501 successfully, if at all.

We intend to seek collaborative relationships for the manufacturing and commercialization of Dance 501. Failure to obtain a collaborative relationship for Dance 501, particularly in the European Union and for other markets requiring extensive sales efforts, may significantly impair the potential for Dance 501. In February 2013, we entered into an agreement to form a joint venture with Harmony Plus Holdings Limited, or Harmony, a Hong Kong company that has relationships with financial institutions, pharmaceutical companies and regulatory consultants in China and other Pacific Rim countries. The objective of the joint venture is to more rapidly develop and commercialize Dance 501 in China and certain other Pacific Rim countries, excluding Japan. We are working with Chinese regulatory experts to determine the appropriate regulatory pathway and plan to submit a clinical trial application in 2014. Our proposal will include a request that we be permitted to reference the existing safety and efficacy data on inhaled insulin in a manner similar to what is permitted in the United States and European Union.

In addition, in January 2013, we entered into a license agreement with Hikma Pharmaceuticals LLC, or Hikma, for the marketing of Dance 501 in Africa and the Middle East, excluding Turkey and certain other countries. The process of establishing and maintaining collaborative relationships, including our relationships with Harmony and Hikma, is difficult, time-consuming and involves significant uncertainty, including:

•	collaboration partners may shift their priorities and resources away from Dance 501 due to a change in business strategies, or a change of control or downsizing;

•	collaboration partners may seek to renegotiate or terminate their relationships with us due to unsatisfactory manufacturing issues, a change in business strategy, a change of control or other reasons;

•	collaboration partners may cease development in therapies that are the subject of our strategic collaborations;

•	collaboration partners may not devote sufficient capital or resources towards Dance 501;

•	collaboration partners may change the success criteria for Dance 501 thereby delaying or ceasing their development;

•

a significant delay in initiation of certain development activities by our collaboration partners could also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

•	collaboration partners could develop a product that competes, either directly or indirectly, with Dance 501;

•	collaboration partners with commercialization obligations may not commit sufficient financial or human resources to the sales, marketing or distribution of Dance 501;

•	collaboration partners with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

•	collaboration partners may exercise a contractual right to terminate their strategic alliances with us;

•

a dispute may arise between us and any of our partners concerning the development or commercialization of Dance 501 resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

•	collaboration partners may use Dance 501 or its technology components in such a way as to invite litigation from other third parties.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing, or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of Dance 501, undertake development and commercialization activities at our own expense.

Our future growth depends, in part, on our ability to penetrate foreign markets, principally the European Union and China, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our business plan and future profitability depend, in part, on our ability to commercialize Dance 501 in foreign markets, principally the European Union, through our United Kingdom subsidiary, and China, through our joint venture with Harmony, for which we intend to rely on collaborations with third parties. If we commercialize Dance 501 in foreign markets, we would be subject to additional risks and uncertainties, including:

•	our customers’ ability to obtain reimbursement for Dance 501 in foreign markets;

•	our inability to directly control commercial activities because we are relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	foreign currency exchange rate fluctuations; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of Dance 501 could also be affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs, any of which may affect our results of operations.

Dance 501 may not become widely accepted by physicians, patients, third-party payors and the healthcare community, harming our ability to generate significant revenue, if any.

Even if Dance 501 obtains regulatory approval, it may not gain market acceptance among physicians, patients, third-party payors and the healthcare community. Failure to achieve market acceptance would limit our ability to generate revenue and would affect our results of operations.

The degree of market acceptance of Dance 501 will depend on many factors, including the:

•	indications or patient populations for which FDA, EMA, CFDA or other foreign approval is obtained;

•

effectiveness of our or our third-party collaborators efforts to educate physicians and patients about the benefits and advantages of Dance 501 and to provide adequate marketing support, and the perceived advantages and disadvantages of competitive products;

•	willingness of the healthcare community and patients to adopt new technologies;

•	ability to manufacture Dance 501 in sufficient quantities and yields;

•	perception of patients and the healthcare community, including third-party payors, regarding the safety, efficacy and benefits compared to competing products or therapies;

•	convenience and ease of administration relative to existing treatment methods; and

•	coverage and reimbursement from third-party payors and pricing relative to other competing products and therapies.

Because of these and other factors, Dance 501 may not gain market acceptance, which would harm our business.

Third-party payors may not adequately cover or reimburse consumers for the purchase of Dance 501.

Our future revenues and ability to generate positive cash flow from operations may be affected by the continuing efforts of governments and third-party payors to contain or reduce the costs of healthcare through various means. In certain foreign markets, the pricing of prescription pharmaceuticals is subject to governmental control. In the United States, there has been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental controls. We cannot be certain what legislative proposals will be adopted or what actions federal, state or private payors for healthcare goods and services may take in response to any drug pricing reform proposals or legislation. Such reforms may make it difficult to complete the development and testing of Dance 501, and therefore may limit our ability to generate revenues from sales of Dance 501 and achieve profitability. Further, to the extent that such reforms may affect our business and our collaborators, our ability to commercialize Dance 501 may be harmed.

In the United States and elsewhere, sales of drug/device combination products still depend in large part on the availability of reimbursement to the consumer from third-party payors, such as governmental and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products. The market for Dance 501 will depend significantly on whether third-party payors provide coverage and reimbursement. Industry competition to be eligible for reimbursement often leads to downward pricing pressures on pharmaceutical products. Also, third-party payors may refuse to reimburse for a particular branded drug or product when a less costly generic equivalent or other alternative is available. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We would be required to provide scientific and clinical support for the use of Dance 501 to each third-party payor separately with no assurance that approval would be obtained. This process could delay the market acceptance of Dance 501 and could have a negative effect on our future revenues and operating results. Even if we succeed in bringing Dance 501 to market, we cannot be certain that it would be considered cost-effective or that coverage and adequate reimbursement to patients would be available. Patients will be unlikely to use Dance 501 unless coverage is provided and reimbursement is adequate to cover a significant portion of its cost.

In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. In some jurisdictions outside the United States, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Moreover, pricing negotiations with governmental authorities in these countries can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of Dance 501 to other available therapies. We may face competition for Dance 501 from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with Dance 501, which could negatively impact our profitability.

We believe Dance 501 will need to be priced competitively with current therapies to be eligible for full reimbursement in the United States and international markets. If we are unable to obtain coverage of, and adequate payment levels for, Dance 501 from third-party payors, physicians may limit how much or under what circumstances they will prescribe it and patients may decline to purchase it. This in turn could affect our ability to successfully commercialize Dance 501 and harm our business.

If product liability claims are brought against us, we may incur significant liabilities and suffer damage to our reputation.

The testing, manufacturing, marketing and sale of Dance 501 exposes us to potential product liability claims. A product liability claim may result in substantial judgments as well as consume significant financial and management resources and result in adverse publicity, decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. For instance, it is critical that our insulin vials remain sterile. If there were any contamination of those vials, we may incur significant product liability and suffer damage to our reputation. We do not currently have product liability insurance and intend to obtain such insurance prior to commencing our Phase 3 clinical trial of Dance 501. To date, we have relied upon the insurance policies of the CRO conducting our clinical trials. We intend to obtain product liability coverage for commercial sales in the future if Dance 501 is approved. However, we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise, and because insurance coverage in our industry can be very expensive and difficult to obtain, we may not be able to obtain sufficient coverage at an acceptable cost, if at all. If losses from such claims exceed our liability insurance coverage, we may ourselves incur substantial liabilities. If we are required to pay a product liability claim our business and results of operations would be harmed.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development work involves the controlled storage and use of hazardous materials, including chemical and biological materials. Our operations also produce hazardous waste products. We are subject to federal, state and local laws and regulations (i) governing how we use, manufacture, store, handle and dispose of these materials, (ii) imposing liability for costs of cleaning up, and damages to natural resources from past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances, and (iii) regulating workplace safety. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated, and in the event of an accident, we could be held liable for any damages that may result. In addition, we could be required to incur significant costs to comply with environmental laws and regulations in the future. Finally, current or future environmental laws and regulations may impair our research, development or production efforts or harm our business.

Risks Related to Regulatory Approvals

Dance 501 must undergo rigorous nonclinical and clinical testing and we must obtain regulatory approvals, which are costly and time-consuming and subject us to unanticipated delays or prevent us from marketing Dance 501.

Our research and development activities, as well as the manufacturing and marketing of Dance 501, are subject to regulation, including regulation for safety, efficacy and quality, by the FDA in the United States, the EMA in the European Union, and comparable authorities in other countries. FDA regulations and the regulations of comparable foreign regulatory authorities are wide-ranging and govern, among other things:

•	pre-market clearance or approval;

•	product design, development, manufacture and testing;

•	product labeling;

•	product storage and shipping;

•	advertising and promotion; and

•	product sales and distribution.

Clinical testing can be costly and take many years, and the outcome is uncertain and susceptible to varying interpretations. We received centralized scientific advice through the EMA Scientific Advice Process, specifically, from the Committee for Medicinal Products for Human Use, or the CHMP, a committee of the EMA that provides prospective scientific advice that focuses on development strategies rather than pre-evaluation of data to support a marketing-authorization application. We plan to initiate a global Phase 3 clinical trial in early 2015 and to pursue regulatory approvals, initially for type 2 diabetes, in the United States and European Union. The EMA has indicated that a global, one-year, Phase 3 trial involving 750 adult patients would be adequate to support a marketing application in the European Union. However, we have not yet received approval for this approach from the FDA, and we cannot be certain if or when the FDA or foreign regulatory agencies might request additional studies, under what conditions such studies might be requested, or what the size or length of any such studies might be. We also cannot be certain that the EMA will not change its view. The clinical trials of Dance 501 may not be completed on schedule, the FDA, EMA or other foreign regulatory agencies may order us to stop or modify our clinical trials, or these agencies may not ultimately approve Dance 501 for commercial sale. The data collected from our clinical trials may not be sufficient to support regulatory approval for Dance 501. Even if we believe the data collected from our clinical trials are sufficient, the FDA and EMA have substantial discretion in the approval process and may disagree with our interpretation of the data. Our failure to adequately demonstrate the safety and efficacy of Dance 501 would delay or prevent regulatory approval of Dance 501, which could prevent us from achieving profitability.

The requirements governing the conduct of clinical trials and manufacturing and marketing of Dance 501 outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different clinical trial designs. Foreign regulatory approval processes include essentially all of the risks associated with the FDA approval processes. Some of those agencies also must approve prices of the products. Approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries. In addition, changes in regulatory policy in the United States or in foreign countries for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. In January 2006, the FDA approved the first inhaled insulin product, Exubera. This approval has had an impact on, and notwithstanding the voluntary withdrawal of this product from the market by its manufacturer could still impact, the development and regulatory approval of Dance 501 in different ways. For example, Exubera may be used as a reference for safety and efficacy evaluations of Dance 501, and the approval standards set for Exubera are likely to be applied to other products that follow, including Dance 501.

The FDA is regulating Dance 501 as a “combination product” because of the complex nature of the system that includes the combination of an old drug, human recombinant insulin (in our new liquid formulation), in a modified eye dropper for dispensing in a new medical inhaler. To date, our discussions with the FDA regarding Dance 501 involves several separate review groups of the FDA including: (1) the Metabolic and Endocrine Drug Products Division; and (2) the Pulmonary Drug Products Division. The Metabolic and Endocrine Drug Products Division is the lead group and obtains consulting reviews from the other FDA groups. We cannot predict what impact FDA review by multiple groups will have on the approvability of our product.

Also, questions that have been raised about the safety of marketed drugs generally, including pertaining to the lack of adequate labeling, may result in increased cautiousness by the FDA in reviewing new drugs based on safety, efficacy, or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Such regulatory considerations may also result in the imposition of more restrictive drug labeling or marketing requirements as conditions of approval, which may significantly affect the marketability of our drug products. FDA review of Dance 501 as a combination product may lengthen the product development and regulatory approval process, increase our development costs and delay or prevent the commercialization of Dance 501. Other product candidates that we may develop could face similar obstacles and costs.

Even if we obtain regulatory approval for Dance 501, such approval may be limited and we will be subject to stringent, ongoing government regulation.

Even if regulatory authorities approve Dance 501, they could approve less than the full scope of uses or labeling that we seek or otherwise require special warnings or other restrictions on use or marketing or could potentially require costly post-marketing follow-up clinical trials. Regulatory authorities may limit the segments of the diabetes population to which we or others may market Dance 501 or limit the target population for our other product candidates. The advantages of Dance 501 may not be agreed to by the FDA or otherwise included in product labeling or advertising and, as a result, Dance 501 may not have our expected competitive advantages when compared to other insulin products.

The manufacture, marketing and sale of Dance 501 will be subject to stringent and ongoing government regulation. The FDA may also withdraw product approvals if problems concerning the safety or efficacy of a product appear following approval. The FDA and United States Congressional initiatives or actions by foreign regulatory bodies pertaining to ensuring the safety of marketed drugs or other developments pertaining to the pharmaceutical industry may adversely affect our operations.

We also are required to register our establishments and list Dance 501 with the FDA and certain state agencies. We and any third-party manufacturers or suppliers must continually adhere to federal regulations setting forth requirements, known as cGMP (for drugs) and Quality System Regulation, or QSR, (for medical devices), and their foreign equivalents, which are enforced by the FDA and other national regulatory bodies through their facilities inspection programs. If our facilities, or the facilities of our manufacturers or suppliers, cannot pass a preapproval plant inspection, the FDA will not approve the marketing of Dance 501. In complying with cGMP and foreign regulatory requirements, we and any of our potential third-party manufacturers or suppliers will be obligated to expend time, money and effort in production, record-keeping and quality control to ensure that Dance 501 meets applicable specifications and other requirements. QSR requirements also impose extensive testing, control and documentation requirements. State regulatory agencies and the regulatory agencies of other countries have similar requirements. In addition, we will be required to comply with regulatory requirements of the FDA, state regulatory agencies and the regulatory agencies of other countries concerning the reporting of adverse events and device malfunctions, corrections and removals (e.g., recalls), promotion and advertising and general prohibitions against the manufacture and distribution of adulterated and misbranded devices. Failure to comply with these regulatory requirements could result in civil fines, product seizures, injunctions and/or criminal prosecution of responsible individuals and us. Any such actions may harm our business.

Our suppliers will be subject to FDA inspection before the agency approves an NDA for Dance 501.

As we find suppliers of insulin, we will be required to evaluate the supplier’s ability to provide insulin that meets regulatory requirements, including cGMP requirements as well as our specifications and quality requirements, which requires significant time and expense and could delay the manufacturing and future commercialization of Dance 501. We also depend on suppliers for other materials that comprise Dance 501, including our Dance 501 inhaler and the vibrating mesh assembly. Each supplier must comply with relevant regulatory requirements including QSR, and is subject to inspection by the FDA. There can be no assurance, in the conduct of an inspection of any of our suppliers, that the agency would find that the supplier substantially complies with the QSR or cGMP requirements, where applicable. If we or any potential third-party manufacturer or supplier fails to comply with these requirements or comparable requirements in foreign countries, regulatory authorities may subject us to regulatory action, including criminal prosecutions, fines and suspension of the manufacture of Dance 501.

If we do not comply with regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be subject to criminal prosecution, fined or forced to remove a product from the market or experience other adverse consequences, including restrictions or delays in obtaining regulatory marketing approval.

We will not be able to commercialize Dance 501 or any future product candidates unless we have obtained regulatory approval. Even if we comply with regulatory requirements, we may not be able to obtain the labeling claims for Dance 501 necessary or desirable for product promotion. We may also be required as a condition to regulatory approval to undertake post-marketing or Phase 4 trials of Dance 501. In addition, if we or other parties identify adverse effects after Dance 501 is on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and a reformulation of Dance 501, additional clinical trials, changes in labeling of, or indications of use for, Dance 501 and/or additional marketing applications may be required. If we encounter any of the foregoing problems, our business and results of operations will be harmed.

Healthcare legislation may make it more difficult to generate revenues and profits, even if Dance 501 is approved.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals in recent years designed to change the healthcare system in ways that could impact our ability to sell Dance 501 profitably. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the ACA, became law in the United States. The ACA has the potential to substantially change healthcare delivery and financing by both governmental and private insurers and significantly affects the healthcare industry. Among the provisions of the ACA of importance to Dance 501 are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents;

•

a 2.3% medical device excise tax on certain transactions, including many United States sales of medical devices, which currently includes, and we expect will continue to include, United States sales of drug/device combination products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have an adverse effect on our customers and accordingly, harm our business.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize Dance 501.

Moreover, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We intend to utilize abbreviated regulatory approval pathways with the regulators in each of the United States and European Union, based on prior clinical data with inhaled insulin, and while we will pursue each independently, if the requirements for approval are not as we expect; the regulatory approval process for Dance 501 will likely take longer and cost more than anticipated, and may not be successful.

We intend to seek approval for Dance 501 from the FDA through the Section 505(b)(2) regulatory pathway, and from the EMA through the mixed application under Article 8(3). Section 505(b)(2) of the FDCA would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of an approved drug product, which could expedite the development program for Dance 501 by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we would still move forward with our single Phase 3 trial to attempt to obtain expedited approval in the European Union, but we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for product approval in the United States. If this were to occur, the time and financial resources required to obtain FDA approval for Dance 501, and complications and risks associated with regulatory approval of Dance 501, would increase. Moreover, the inability to pursue the Section 505(b)(2) regulatory pathway may result in new competitive products reaching the market more quickly than Dance 501, which would likely adversely impact our competitive position and prospects. Even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this will ultimately lead to accelerated product development or earlier approval. In the European Union, we will not be permitted to submit a Marketing Authorization Application, MAA, under Article 8(3) until the data exclusivity period for Exubera expires on January 24, 2016.

In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that may be referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDA for up to 30 months or longer depending on the outcome of any litigation. Further, it is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of a new product. Even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition.

Moreover, even if Dance 501 is approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

We are also seeking to determine an appropriate regulatory pathway in China that would similarly let us rely in part on data in the public domain. We do not know if we will be successful in obtaining the agreement of the CFDA to permit us to utilize an abbreviated regulatory pathway. If we fail to do so, we may need to provide funding to the joint venture with Harmony in excess of amounts currently contemplated. Even if we receive the requisite approvals with respect to proceeding with an abbreviated regulatory pathway in China, there is no assurance that this will ultimately lead to approval of Dance 501 in China or enable us to commercialize Dance 501 successfully in China.

Our relationships with investigators, consultants, customers, healthcare professionals, and third-party payors will be subject to applicable fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescribing of any drug candidates for which we may obtain marketing approval. Our business operations and arrangements with investigators, consultants, healthcare professionals and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include, but are not limited to, the following:

•

the federal Anti-Kickback Statute, which constrains our business activities by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce, or in return for, either the referral of an individual or the purchase, order, lease or recommendation of any good, facility, item or service reimbursable, whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs;

•

federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, among other things, created new federal criminal statutes that prohibit executing or attempting to execute a scheme to defraud any healthcare benefit program or making any materially false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•

Federal law requires applicable manufacturers of covered drugs, devices, biological and medical supplies to report payments and other transfers of value to physicians and teaching hospitals, as well as certain ownership and investment interests held by physicians and their immediate family members; and

•

state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion of products from reimbursement under United States federal or state healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which, could harm our business. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Failure to obtain marketing approval in international jurisdictions would prevent Dance 501 from being marketed abroad.

In order to market and sell Dance 501 in the European Union, China and many other jurisdictions, we or our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval in foreign countries may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or our collaborators may not obtain approvals for our drug candidates from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize Dance 501 in any market.

Even if we obtain marketing approval, Dance 501 could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with Dance 501, if it is approved.

Even if we obtain marketing approval for Dance 501, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, we will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of Dance 501 is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a risk evaluation and mitigation strategy, or REMS, which could include requirements for a restricted distribution system. If Dance 501 receives marketing approval, the accompanying label may limit the approved use of our drug, which could limit sales of the product.

At the time of, or as a condition to regulatory approval of Dance 501, the FDA may also impose requirements for costly post-marketing studies or Phase 4 clinical trials and surveillance to monitor the safety or efficacy of our approved products. The FDA closely regulates the post-approval marketing and promotion of devices to ensure they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we market Dance 501 outside of its approved indications, we will be subject to enforcement action for off-label marketing. Violations of the FDCA relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with Dance 501, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	litigation involving patients taking our drug;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with existing and potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of Dance 501;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Noncompliance with similar European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with United States and foreign regulatory requirements regarding the development of products for pediatric populations and the protection of personal health information can also lead to significant penalties and sanctions.

Risks Related to Intellectual Property

If we are unable to protect our proprietary rights, we may not be able to compete effectively, or operate profitably.

Our commercial success depends, in part, on our ability to obtain and maintain intellectual property protection for our technology. Our ability to do so will depend on, among other things, complex legal and factual questions, and it should be noted that the standards regarding intellectual property rights in our fields are still evolving. We attempt to protect our proprietary technology through a combination of patents, trade secrets and confidentiality agreements. We own a number of pending domestic and international patent applications and have a license to additional patents. Our patent applications, even if they eventually issue as patents, or the patents that we license, may not preclude others from using our technologies, and we could incur substantial costs in seeking enforcement of our proprietary rights against infringement. Even if our patent applications issue, the patents may not give us an advantage over competitors with alternative technologies.

Moreover, the term of a patent is limited and, as a result, the patents, already issued or that may issue from pending applications, protecting Dance 501 expire at various dates. As and when these different patents expire, Dance 501 could become subject to increased competition. As a consequence, we may not be able to recover our development costs.

Moreover, the issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be afforded by our patents. A third-party may challenge the validity or enforceability of a patent after its issuance by various proceedings such as oppositions in foreign jurisdictions or re-examinations or other post grant proceedings in the United States. If we attempt to enforce our patents, they may be challenged in court where they could be held invalid, unenforceable, or have their breadth narrowed to an extent that would destroy their value.

We also rely on unpatented technology, trade secrets, know-how and confidentiality agreements. We require our officers, employees, consultants and advisors to execute proprietary information and invention and assignment agreements upon commencement of their relationships with us. We also execute confidentiality agreements with outside collaborators. There can be no assurance, however, that these agreements will provide meaningful protection for our inventions, trade secrets, know-how or other proprietary information in the event of unauthorized use or disclosure of such information. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business, results of operations and financial condition could be adversely affected.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop and manufacture Dance 501, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements, and, if applicable, collaborative research agreements or other similar agreements. These agreements typically restrict the ability of our collaborators to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in situations in which we do not have protected rights at the time of publication. A competitor’s discovery of our trades would impair our competitive position.

If we become involved in lawsuits to protect or enforce our patents or the patents of our collaborators or licensors, we would be required to devote substantial time and resources to prosecute or defend such proceedings.

Competitors may infringe our patents or the patents of our collaborators or licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. A court may also decide to award us a royalty from an infringing party instead of issuing an injunction against the infringing activity. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference or derivation proceedings brought by the USPTO may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Additionally, the Leahy-Smith Act has greatly expanded the options for post-grant review of patents that can be brought by third parties. Litigation, post-grant review, or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. We may not prevail in any litigation, post-grant review, or interference or derivation proceeding in which we are involved. Even if we do prevail, these proceedings can be very expensive and distract our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, the market price of our common stock may decline.

If our technologies conflict with the proprietary rights of others, we may incur substantial costs as a result of litigation or other proceedings and we could face substantial monetary damages and be precluded from commercializing Dance 501, which would harm our business.

Biotechnology and medical device patents are numerous and may, at times, conflict with one another. As a result, it is not always clear to industry participants, including us, which patents cover the multitude of biotechnology and medical device product types. Ultimately, the courts must determine the scope of coverage afforded by a patent and the courts do not always arrive at uniform conclusions.

A patent owner may claim that we are making, using, selling or offering for sale an invention covered by the owner’s patents and may go to court to stop us from engaging in such activities. Such litigation is not uncommon in our industry.

Patent lawsuits can be expensive and would consume time and other resources. There is a risk that a court would decide that we are infringing a third party’s patents and would order us to stop the activities covered by the patents, including the commercialization of Dance 501. In addition, there is a risk that we would have to pay the other party damages for having violated the other party’s patents (which damages may be increased, as well as attorneys’ fees ordered paid, if infringement is found to be willful), or that we will be required to obtain a license from the other party in order to continue to commercialize the affected products, or to design Dance 501 in a manner that does not infringe a valid patent. We may not prevail in any legal action, and a required license under the patent may not be available on acceptable terms or at all, requiring cessation of activities that were found to infringe a valid patent. We also may not be able to develop a non-infringing product design on commercially reasonable terms, or at all.

Moreover, certain components of Dance 501 may be manufactured outside the United States and imported into the United States. As such, third parties could file complaints under 19 U.S.C. Section 337(a)(1)(B), or a 337 action, with the International Trade Commission, or the ITC. A 337 action can be expensive and would consume time and other resources. There is a risk that the ITC would decide that we are infringing a third party’s patents and either enjoin us from importing the infringing products or parts thereof into the United States or set a bond in an amount that the ITC considers would offset our competitive advantage from the continued importation during the statutory review period. The bond could be up to 100% of the value of the patented products. We may not prevail in any legal action, and a required license under the patent may not be available on acceptable terms, or at all, resulting in a permanent injunction preventing any further importation of the infringing products or parts thereof into the United States. We also may not be able to develop a non-infringing product design on commercially reasonable terms, or at all.

Although we own a number of domestic and foreign patent applications relating to Dance 501, we are aware that, due to the crowded nature of patents in our industry, certain third-party patents having claims relating to pulmonary or inhaled insulin delivery could exist that may trigger an allegation of infringement upon the commercial manufacture and sale of Dance 501. If a court were to determine that Dance 501 was infringing any of these patent rights, we would have to establish with the court that these patents were invalid or unenforceable in order to avoid legal liability for infringement of these patents. However, proving patent invalidity or unenforceability can be difficult because issued patents are presumed valid. Therefore, in the event that we are unable to prevail in a non-infringement or invalidity action we will have to either acquire the third-party patents outright or seek a royalty-bearing license. Royalty-bearing licenses effectively increase production costs and therefore may materially affect product profitability. Furthermore, should the patent holder refuse to either assign or license us the infringed patents, it may be necessary to cease manufacturing the product entirely and/or design around the patents, if possible. In either event, our business could be harmed.

In addition, patent litigation may divert the attention of key personnel and we may not have sufficient resources to bring these actions to a successful conclusion. At the same time, some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. An adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling Dance 501 or result in substantial monetary damages, which would harm our business and cause the market price of our common stock to decline.

We may not obtain trademark registrations for our potential trade names.

We have not selected trade names for Dance 501. We expect to file trademark registrations for all of our potential trade names for Dance 501 in all jurisdictions. We may not be granted registration of any potential trade names for Dance 501 and the use of any of our trademarks may not confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA has its own process for drug nomenclature and its own views concerning appropriate proprietary names. The FDA also has the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the marketplace. The FDA and any other regulatory authorities may not approve of our trademarks or may not request reconsideration of our trademarks at some time in the future.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ and in the future may employ individuals who were previously employed at universities or other diagnostic, life sciences or food companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Employee Matters and Managing Growth

If Dance 501 is approved for sale, we will need to expand our operations and we may experience difficulties in managing growth.

As of February 15, 2014, we only had 15 employees and we currently utilize the services of a number of third-party consultants. As we advance Dance 501 through clinical trials and begin commercialization, we will need to increase our product development, scientific and administrative headcount to manage these programs. In addition, to meet our obligations as a public company, we will need to increase our general and administrative capabilities. Our management, personnel and systems currently in place are not adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•	successfully attract and recruit new employees with the expertise and experience we will require;

•	manage our clinical programs effectively, which we anticipate being conducted at numerous clinical sites;

•	develop a sales, marketing and distribution infrastructure if we seek to market Dance 501 directly; and

•	continue to improve our operational, manufacturing, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be harmed.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly-traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with applicable provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the related rules and regulations of the Securities and Exchange Commission, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

We will need to hire additional finance personnel and build our financial infrastructure as we transition to operating as a public company, including complying with the applicable requirements of Section 404 of the Sarbanes-Oxley Act. We may be unable to do so on a timely basis. Until we are able to expand our finance and administrative capabilities and establish the necessary financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures or comply with the applicable provisions of the Sarbanes-Oxley Act or existing or new reporting requirements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

If we lose our Chief Executive Officer or any key employees or scientific advisors, our operations and our ability to execute our business strategy could be harmed.

Our success in implementing our business strategy depends largely on the skills, experience and performance of our Chief Executive Officer and Chairman of our board of directors, Dr. John S. Patton. If we were to lose his services for any reason, due to his experience as an innovator and leader in the field of inhaled insulin, we would experience great difficulty in finding a qualified successor, developing Dance 501 and implementing our business strategy. We do not maintain “key person” insurance on Dr. Patton.

We may not be able to attract or retain qualified management, finance, scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

In addition, in order to commercialize Dance 501 successfully, we will be required to expand our work force, particularly in the areas of manufacturing and sales and marketing, and, if we are unable to enter into collaborations with third parties, to manufacture and/or commercialize Dance 501. These activities will require the development of additional expertise by existing personnel and the addition of new personnel, including management, and we may not be able to attract or retain any such new personnel on acceptable terms, if at all.

The loss of the services of any principal member of our management and scientific staff could significantly delay or prevent the achievement of our scientific and business objectives. All of our employees are “at will” and we currently do not have employment agreements with any of the principal members of our management or scientific staff, and we do not have key person life insurance to cover the loss of any of these individuals. Replacing key employees may be difficult and time-consuming because of the limited number of individuals in our industry with the skills and experience required to develop, gain regulatory approval of and commercialize Dance 501 successfully. We intend to enter into employment agreements with Dr. Patton, Ms. Miller, Mr. Zante and Dr. Porter, but such agreements do not assure that we will be able to maintain their services to us.

We have relationships with scientific advisors at academic and other institutions to conduct research or assist us in formulating our research, development or clinical strategy. These scientific advisors are not our employees and may have commitments to, and other obligations with, other entities that may limit their availability to us. We have limited control over the activities of these scientific advisors and can generally expect these individuals to devote only limited time to our activities. Failure of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these advisors are not prohibited from, and may have arrangements with, other companies to assist those companies in developing technologies that may compete with Dance 501.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. Following any such strategic alliance or acquisition, we may not achieve the expected synergies to justify the transaction.

Risks Related to Doing Business in China

We may not be able to protect our intellectual property or enforce our rights in China.

In seeking to gain regulatory approvals and commercialize Dance 501 in China, we are subject to risks related to China’s legal system. The legal and judicial system in China is evolving and enforcement of laws is inconsistent. It may be difficult to obtain enforcement of laws or contracts, protection of our intellectual property rights, or enforcement of the judgment of one court by a court of another jurisdiction. China’s legal system is based on civil law or written statutes and a decision by one judge does not set a legal precedent that must be followed by judges in other cases. In addition, the interpretation of Chinese laws may vary to reflect domestic political changes and regional differences.

The laws of China are likely to govern many of our material agreements in China and the operations of our joint venture with Harmony Plus Holdings Limited, including, without limitation our licensing agreements. We may not be able to enforce our interests or our material agreements and expected remedies may not be available. The inability to enforce or obtain a remedy under any of our future agreements may harm our business.

The Peoples’ Republic of China government has the ability to exercise significant influence and control over our operations in China.

In recent years, the Chinese government has implemented measures for economic reform, the reduction of state ownership of productive assets and the establishment of corporate governance practices in business enterprises. However, many productive assets in China are still owned by the government. In addition, the government continues to play a significant role in regulating industrial development by imposing business regulations. It also exercises significant control over the country’s economy through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

There can be no assurance that China’s economic, political or legal systems will not develop in a way that becomes detrimental to our business, results of operations and financial condition. Our activities may adversely affected by changes in China’s economic and social conditions and by changes in government policies, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion. We may have limited or no advance warning of changes in government policies and therefore are unable to plan for such changes.

We may not be able to obtain regulatory approval from the CFDA for Dance 501 or any enhancements to Dance 501 and failure to obtain this approval could harm our business.

Dance 501 must be approved by the CFDA before it can be marketed and sold in China. We have not yet determined the appropriate regulatory pathway to obtain approval from the CFDA. The CFDA likely will require successful completion of clinical trials and demonstrated manufacturing capability before it grants approval. Clinical trials are expensive and their results are uncertain. It often takes a number of years before a product can be ultimately approved by the CFDA. In addition, the CFDA and other regulatory authorities may apply new standards for safety, manufacturing, packaging, and distribution of Dance 501 or any enhancements to Dance 501. Complying with such standards may be time-consuming and expensive and could result in delays in obtaining CFDA approval for Dance 501 or any enhancements to Dance 501, or possibly preclude us from obtaining CFDA approval altogether. The CFDA and other regulatory authorities may not approve Dance 501 or any enhancements to Dance 501 and even if we do obtain regulatory approvals, such regulatory approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

CFDA’s regulations may limit our ability to develop, license, manufacture and market Dance 501.

Our operations in China will be subject to oversight and regulation by the CFDA. Government regulations, among other things, cover the inspection of and controls over testing, manufacturing, safety and environmental considerations, efficacy, labeling, advertising, promotion, record keeping and sale and distribution of pharmaceutical products. Such government regulations may increase our costs and prevent or delay the licensing, manufacturing and marketing of Dance 501 in China. In the event we seek to license, manufacture, sell or distribute new products in China, we likely will need approvals from government agencies such as the CFDA. The future growth and profitability of any operations in China would be contingent on obtaining the requisite approvals and we may not be able to obtain such approvals.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Some foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in China. Our employees or other agents may engage in illegal conduct for which we could be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that could subject us to substantial monetary fines and harm our business.

Risks Related to this Offering and Ownership of Our Common Stock

After this offering, our executive officers, directors and principal stockholders will have the ability to control all matters submitted to our stockholders for approval.

Upon the closing of this offering, based upon shares of common stock outstanding as of December 31, 2013, our executive officers, directors and stockholders who beneficially owned more than 5% of our common stock before this offering will, in the aggregate, beneficially own shares representing     % of our common stock. As a result, if these stockholders were to choose to act together, they would be able to exercise significant control with respect to matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, be able to exercise significant control with respect to the election of directors and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination or reorganization. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire.

The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

We do not anticipate paying cash dividends on our common stock, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We have never declared or paid any cash dividend on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit facility with Hercules Technology III, LP restricts our ability to pay dividends. As a result, the only return to stockholders will be appreciation in the price of our common stock, which may never occur. Investors seeking cash dividends should not invest in our common stock.

Our share price may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed, and others beyond our control, including:

•	results and timing of our clinical trials;

•	results of clinical trials of our competitors’ products;

•	regulatory actions with respect to Dance 501 or our competitors’ products;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	competition from existing products or new products that may emerge;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key management or scientific personnel;

•

disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain, maintain, defend or enforce proprietary rights relating to Dance 501 and technologies;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	market conditions for biopharmaceutical stocks in general; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management’s attention from other business concerns, which could potentially harm our business. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell our common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur in the future. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  outstanding shares of common stock based on the number of shares outstanding as of December 31, 2013, assuming: (i) no exercise of the underwriters’ over-allotment option; (ii) the conversion of all outstanding shares of our preferred stock into 10,643,726 shares of common stock (including 629,643 shares of Series B preferred stock issued in January 2014) upon the closing of this offering; and (iii) the issuance of 680,008 shares of common stock upon the exercise of warrants in January 2014. Of these shares, may be resold in the public market immediately and the remaining                  shares are currently restricted under securities laws or as a result of lock-up agreements but will be able to be resold after the offering as described in the section titled “Shares Eligible for Future Sale.” Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We also intend to register up to                  shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180 day lock-up periods under the lock-up agreements described in the section titled “Underwriting.”

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of the shares offered by this prospectus will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $         per share in the price you pay for shares of our common stock as compared to the pro forma as adjusted net tangible book value per share. To the extent outstanding options or warrants to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see the section titled “Dilution.”

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

Until we can generate a sufficient amount of revenue from Dance 501, if ever, we expect to finance future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, and/or increased fixed payment obligations. Furthermore, these securities may have rights senior to those of our common stock and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

We will have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

We are an “emerging growth company,” and intend to take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company particularly after we are no longer an “emerging growth company.”

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the Securities and Exchange Commission, and The Nasdaq Stock Market, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

If our internal controls over financial reporting are not effective, our business could be harmed.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report on Form 10-K for that fiscal year, commencing with our annual report for the fiscal year ending December 31, 2015. Section 404 also requires our independent registered public accounting firm to attest to, and report on, our internal controls over financial reporting. However, for as long as we remain an emerging growth company, as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud involving a company have been, or will be, detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Our independent registered public accounting firm may not identify a material weakness in our internal controls in the future. A material weakness in our internal controls over financial reporting would require management and our independent registered public accounting firm to evaluate our internal controls as ineffective. If our internal controls over financial reporting are not considered effective, we may experience a loss of public confidence, which could have an adverse effect on our business and on the market price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

We expect that we will in provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective upon the closing of this offering, may delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

•	classifying our board of directors into three classes;

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	requiring a supermajority vote of stockholders to amend our certificate of incorporation or bylaws;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” or the negative of these terms or other similar expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our plans to initiate and complete a Phase 3 trial of Dance 501;

•	our ability to satisfy domestic and international regulatory requirements with respect to Dance 501, many of which are new and still evolving;

•	the performance of contract research organizations who conduct our clinical trials for us;

•	the performance of third-party contract manufacturers who supply or manufacture Dance 501;

•	our ability to develop sales, marketing and distribution capabilities and enter into and maintain collaborations to develop and commercialize Dance 501;

•	the timing and success of the commercialization of Dance 501;

•	the rate and degree of market acceptance of Dance 501;

•	our ability to develop product enhancements for Dance 501;

•	the size and growth of the potential markets for Dance 501 and our ability to serve those markets;

•	competition from existing insulin delivery systems or new treatments for diabetes that may emerge;

•	potential product liability claims;

•	our ability to attract and retain a sufficient number of scientists, clinicians, sales personnel and other key personnel;

•	our ability to obtain, maintain, defend and enforce intellectual property rights protecting Dance 501;

•	the accuracy of our estimates regarding expenses and capital requirements;

•	our ability to secure necessary financing; and

•	our ability to adequately support future growth.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, we obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of the prospectus is contained in independent industry publications. The sources of, and selected additional information contained in, these independent publications are provided below:

•	International Diabetes Federation, Diabetes Atlas Sixth Edition, 2013.

•	BCC Research, Global Markets for Emerging Insulin Drug and Delivery Technologies, 2013.

•	U.S. Centers for Disease Control and Prevention. National Diabetes Fact Sheet, 2011.

The content of the foregoing sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from our sale of common stock in this offering, or approximately $         million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that that assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions.

We intend to use the net proceeds from this offering to prepare for and conduct our global Phase 3 clinical trial of Dance 501 which is estimated to cost between $45 to $55 million, assuming that the FDA permits us to seek approval of our new drug application for Dance 501 on the basis of a single Phase 3 trial as we have proposed. In that case, we would also expect to use approximately $         to $         million to scale-up and optimize our manufacturing processes, $         to $         million to develop product enhancements and $         to $         million for general corporate and working capital purposes. If the FDA does not approve our proposed single Phase 3 trial, more of the proceeds of this offering will be used to seek regulatory approvals but we cannot at this time estimate the additional clinical costs until we know what the FDA will require.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, we will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and United States government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. In addition, our credit facility with Hercules Technology III, LP restricts our ability to pay dividends. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2013, on:

•	an actual basis;

•

a pro forma basis to reflect (i) the conversion of all outstanding shares of preferred stock (including 629,643 shares of Series B preferred stock issued in January 2014 for aggregate gross proceeds of approximately $2.2 million) into 10,643,726 shares of common stock upon the closing of this offering; (ii) the issuance of 680,008 shares of common stock pursuant to warrants with an exercise price of $0.01 per share exercised in January 2014; and (iii) the filing of our fourth amended and restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to further reflect the sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$9,105	$11,316	$

Total debt, including current portion, net of discount	$871	$871	$
Convertible preferred stock, Series A $0.0001 par value; 9,311,156 shares authorized, 9,311,156 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	16,110	—
Convertible preferred stock, Series B $0.0001 par value; 1,500,000 shares authorized, 702,927 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	2,424	—
Stockholders’ (deficit) equity
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 1,000,000 shares authorized, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 8,808,200 shares issued and outstanding, actual; 500,000,000 shares authorized, pro forma and pro forma as adjusted; 20,131,934 shares issued and outstanding pro forma; shares issued and outstanding, pro forma as adjusted	1	2
Additional paid-in capital	2,433	23,177
Accumulated other comprehensive income (loss)	(12)	(12)
Deficit accumulated during development stage	(13,677)	(13,677)

Total stockholders’ (deficit) equity	(11,255)	9,490

Total capitalization	$8,150	$10,361	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital and total stockholders’ (deficit) equity on a pro forma as adjusted basis by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital and total stockholders’ (deficit) equity on a pro forma as adjusted basis by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

The outstanding share information in the table above is based on 20,131,934 shares of common stock (including 629,643 shares of common stock issuable upon the conversion of Series B preferred stock issued in January 2014 and 680,008 shares of common stock pursuant to warrants exercised in January 2014) outstanding as of December 31, 2013 and excludes the following:

•	5,025,430 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2013 with a weighted average exercise price of $1.22 per share;

•

4,166,370 shares of our common stock reserved for issuance under our 2009 Equity Incentive Plan, which will cease to become available for issuance at the time our 2014 Equity Incentive Plan becomes effective in connection with this offering;

•	97,901 shares of our common stock issuable upon the exercise of a warrant issued to Hercules Technology at an exercise price of $1.74 per share;

•

the potential election to convert up to $1,000,000 of principal related to the terms loans outstanding under the Hercules Technology credit agreement into shares of a subsequent unregistered financing at the pricing and terms afforded to other investors;

•	30,000 shares of our common stock issuable upon the exercise of a warrant issued to Giddi Pharma at an exercise price of $2.02 per share; and

•

             shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our historical net tangible book value (deficit) as of December 31, 2013 was approximately $(12.0) million, or $(1.36) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and convertible preferred stock which is not included within permanent equity. Net historical tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of December 31, 2013. Our pro forma net tangible book value as of December 31, 2013 was $8.8 million, or $0.44 per share of common stock based upon 20,131,934 shares of common stock outstanding. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to (i) the conversion of all outstanding shares of preferred stock (including 629,643 shares of Series B preferred stock issued in January 2014 for aggregate gross proceeds of approximately $2.2 million) into 10,643,726 shares of common stock upon the closing of this offering; (ii) the issuance of 680,008 shares of common stock pursuant to warrants with an exercise price of $0.01 per share exercised in January 2014; and (iii) the filing of our fourth amended and restated certificate of incorporation upon the closing of this offering.

After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013, would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2013	$(1.36)
Pro forma increase in net tangible book value per share as of December 31, 2013 attributable to the conversion of convertible preferred stock and exercise of warrants	$1.80

Pro forma net tangible book value per share as of December 31, 2013, before giving effect to this offering	$0.44
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share, after giving effect to this offering

Dilution in net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $         per share and the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.

If the underwriters exercise in full their over-allotment option to purchase additional shares from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $         per share, representing an immediate increase to existing stockholders of $         per share, and immediate dilution to investors in this offering of $         per share.

The number of shares of our common stock outstanding immediately following this offering is based on 20,131,934 shares (including 629,634 shares of common stock issuable upon the conversion of Series B preferred stock issued in January 2014 and 680,008 shares of common stock pursuant to warrants exercised in January 2014) outstanding as of December 31, 2013, and excludes:

•	5,025,430 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2013 with a weighted average exercise price of $1.22 per share;

•

4,166,370 shares of our common stock reserved for issuance under our 2009 Equity Incentive Plan, which will cease to become available for issuance at the time our 2014 Equity Incentive Plan becomes effective in connection with this offering;

•	97,901 shares of our common stock (on an as converted basis) issuable upon the exercise of a warrant issued to Hercules Technology at an exercise price of $1.74 per share;

•

the potential election to convert up to $1,000,000 of principal related to the term loans outstanding under the Hercules Technology credit agreement into shares of a subsequent unregistered financing at the pricing and terms afforded to other investors;

•	30,000 shares of our common stock issuable upon the exercise of a warrant issued to Giddi Pharma at an exercise price of $2.02 per share; and

•

             shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering.

The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2013, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by our existing stockholders and by new investors purchasing shares of common stock in this offering at the assumed initial public offering price of $         per share, the midpoint of the estimated price range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and offering expenses payable by us. Investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	20,131,934		%		$19,301,145		%	$0.96
New investors

Total			%	$			%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus would increase (decrease) the total consideration paid by new investors by $         million, and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated expenses payable by us.

Similarly, each increase (decrease) by 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percentage of total consideration paid by new investors by approximately     % assuming that the assumed initial public offering price remains the same and before deducting underwriting discounts and commissions and estimated expenses payable by us.

Upon the closing of this offering,              shares of our common stock will be reserved for issuance under our 2014 Equity Incentive Plan. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity securities in the future, there may be further dilution to new investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our consolidated historical financial data. We have derived the consolidated statements of operations data for the years ended December 31, 2012 and 2013 and for the period from February 9, 2009 (inception) to December 31, 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles. Historical results are not necessarily indicative of the results that may be expected in the future. You should read this information together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Period from February 9, 2009 (Inception) to December 31, 2013
	2012	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Collaboration revenue	$—	$300	$300
Operating expenses:
Research and development	$1,840	$5,223	$8,641
General and administrative	734	2,356	3,704

Total operating expenses	2,574	7,579	12,345

Loss from operations	(2,574)	(7,279)	(12,045)
Interest and other income	—	16	17
Interest expense	(246)	(1,202)	(1,606)
Increase in fair value of preferred stock warrant liability	—	(43)	(43)

Net loss	$(2,820)	$(8,508)	$(13,677)

Net loss per common share, basic and diluted(1)	$(0.34)	$(0.97)

Weighted average shares used in computing net loss per common share, basic and diluted(1)	8,391	8,792

Pro forma net loss per common share, basic and diluted (unaudited)(1)		$(0.56)

Weighted average shares used in computing pro forma net loss per common share, basic and diluted (unaudited)(1)		15,189

(1)	See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share.

	As of December 31,
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$56	$9,105
Total assets	98	10,651
Total debt, including current portion, net of discount	4,106	871
Convertible preferred stock	—	18,534
Total stockholders’ (deficit) equity	(4,451)	(11,255)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those described below. You should read the section titled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on the development of inhaled insulin products for the treatment of diabetes. Our lead product candidate, Dance 501, is a drug/device combination product designed to deliver a high purity liquid insulin formulation through a small handheld electronic inhaler to reduce or eliminate the need for daily injections. We recently completed a Phase 2, randomized, active-controlled clinical trial investigating three dose levels of inhaled insulin in adult patients with type 2 diabetes. We plan to initiate a single global Phase 3 clinical trial in early 2015 and pursue regulatory approvals in the United States, European Union and China, three markets with high and growing incidence of type 2 diabetes.

Dance 501 consists of a preservative-free, high purity liquid formulation of recombinant human insulin stored in a sterile dispenser and a small handheld electronic inhaler. The electronic inhaler utilizes a vibrating mesh technology, designed to produce consistently sized particles of liquid insulin in the form of a smooth mist, allowing the efficient and consistent delivery of insulin into the lungs while a patient breathes comfortably. Key technology components of our dispenser and electronic inhaler, particularly the sterile pump and vibrating mesh aerosol generator, are currently utilized by third parties in other FDA or EMA approved products for indications other than diabetes, and are already manufactured in commercial quantities. We believe the potential benefits of Dance 501, as well as demonstrated patient preference for inhaled insulin, will allow patients to more readily comply with recent treatment guidelines, which generally recommend earlier use of insulin for type 2 diabetes.

Since our inception in February 2009, we have been developing the technology elements of our device and insulin container, and establishing the stability of our high purity liquid formulation. In November 2010, we licensed from Aerogen Limited the vibrating mesh technology. In addition, we have focused on establishing our regulatory strategy in the United States, European Union and China for clinical development and pre-commercialization activities.

In May 2013, we began our clinical program in Germany. In July 2013, we completed a Phase 1/2 randomized, active-controlled clinical trial of Dance 501 in 12 type 1 diabetes adult patients and in November 2013, the FDA accepted our IND for starting clinical development in the United States. In July 2013, we submitted a Simplified Investigational Medicinal Product application for our Phase 2 clinical trial. In addition, in December 2013, we fully enrolled a Phase 2, randomized, active-controlled clinical trial investigating three dose levels in 23 adult patients with type 2 diabetes. The Phase 2 trial was conducted under both EMA and FDA investigational applications. We received interim pharmacokinetic and pharmacodynamics response data from our Phase 2 trial in February 2014 and expect to receive final data in March 2014.

We plan to initiate our global Phase 3 clinical trial in early 2015 and to pursue regulatory approvals, initially for type 2 diabetes in adults, in the United States, European Union and China. In February 2012, we received centralized scientific advice through the EMA Scientific Advice Process. The EMA indicated that a single global, one-year, Phase 3 trial involving 750 adult patients may be adequate to support a marketing application in the European Union.

As part of our global strategy to develop and commercialize Dance 501, we have entered into selected partnerships. In January 2013, we signed a license, supply and manufacturing agreement with Hikma Pharmaceuticals LLC to market Dance 501 in Africa and the Middle East, excluding Turkey and certain other countries. In addition, in February 2013, we entered into an agreement to form a joint venture with Harmony Plus Holdings Limited, a Hong Kong company that has relationships with financial institutions, pharmaceutical companies and regulatory consultants in China and other Pacific Rim countries. The objective of the joint venture is to expedite development and commercialization of Dance 501 in China and certain other Pacific Rim countries, excluding Japan. We have not yet determined the appropriate regulatory pathway in China, but are attempting to determine and then propose an abbreviated approval route by the end of 2014. Our proposal will include a request that we be permitted to reference the existing safety and efficacy data on inhaled insulin in a manner similar to what is permitted in the United States and European Union.

We have also established relationships with contract manufacturing organizations for bulk insulin, formulated finished drug product and our electronic inhaler. In November 2013, we entered into a master manufacturing agreement with Phillips Plastic Corporation to manufacture and assemble the finished Dance 501 device. We are currently negotiating agreements for bulk insulin and formulated finished drug product.

To date, we have funded our operations primarily through sales of preferred stock and convertible promissory notes. From inception through December 31, 2013, we have raised net proceeds of $16.9 million from such sales. We have no products approved for sale, have not recognized any revenues to date from product sales and have incurred significant operating losses since inception. We have never been profitable and have incurred net losses of $2.8 million and $8.5 million in 2012 and 2013, respectively. As of December 31, 2013, we had an accumulated deficit of $13.7 million.

We expect to continue to incur significant operating losses and negative cash flows from operating activities for the foreseeable future as we continue clinical development and seek regulatory approval for Dance 501.

Financial Overview

Revenues

We currently have no products approved for sale, and we have not recognized any product revenue to date. In the future, we may generate revenues from a combination of milestone payments, reimbursements, and royalties in connection with current and future collaborations, as well as, if approved, sales of Dance 501. If we fail to achieve clinical success and/or obtain regulatory approval of Dance 501 in a timely manner, our ability to generate future revenues will be impaired.

We have elected to apply the guidance in Accounting Standards Codification, or ASC, Topic 605-28 Revenue Recognition Multiple-Element Arrangements to the milestones in our agreement with Hikma Pharmaceuticals LLC. These milestones, if achieved, are substantive as they relate solely to past performance, are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of our performance, which are reasonable relative to the other deliverables and terms of the arrangement, and are unrelated to the delivery of any further elements under the arrangement.

In December 2013, we met the milestone provisions for the completion and reporting of the Samba-01 clinical PK study under our agreement with Hikma Pharmaceuticals LLC and were due $300,000 as a clinical milestone payment related to this event. We received $300,000 in connection with this milestone in January 2014 and recognized this amount as revenue in the fourth quarter of 2013, as the milestone was deemed substantive and met our revenue recognition criteria.

In January 2013, pursuant to our collaboration arrangement with Hikma Pharmaceuticals LLC, we received a non-refundable upfront license payment of $450,000. As of December 31, 2013, this amount is recorded as a customer advance as we have not met the criteria for revenue recognition. The license fee will be recognized on a straight-line basis over the remaining 14 year term of the agreement beginning with the commercial launch of Dance 501.

Research and Development Expenses

Research and development expenses consist of costs associated with our preclinical and clinical trials, and other expenses related to the development of Dance 501. Research and development costs are expensed as they are incurred. These expenses consist primarily of:

•	costs incurred under agreements with third-party CROs and investigative sites, and third-party consultants;

•	costs related to purchasing and formulating insulin;

•	costs related to the development and manufacture of the electronic inhaler device and insulin dispenser;

•	employee-related costs, which include salaries, benefits and stock-based compensation for the personnel involved in our preclinical and clinical development activities; and

•	facilities, depreciation and other allocated costs, equipment and laboratory supplies.

We are currently focused on advancing our lead product candidate, Dance 501, and our future research and development expenses will depend on its clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue development of Dance 501 and any product enhancements. We expect to incur significant development costs as we conduct our Phase 3 clinical trial of Dance 501, after receipt of input from the FDA and other international regulatory authorities. To date, development costs not related to Dance 501 have been immaterial.

The successful development of Dance 501 is highly uncertain and may not result in an approved product. We plan to conduct a global Phase 3 trial to independently support regulatory approvals in the United States and European Union. We have entered into an agreement to form a joint venture to pursue regulatory approvals and commercialize Dance 501 in China and certain other Pacific Rim countries, excluding Japan. We estimate the cost to complete this trial to be between $45 million and $55 million. Completion dates and completion costs are difficult to predict. Given that we are still in discussions with the regulatory authorities regarding the detailed design parameters of the clinical trials and the uncertainty associated with clinical trial enrollment rates and the risks inherent in the development process, we are unable to determine the duration and completion costs of the clinical trials of Dance 501 or if, or to what extent, we will generate revenues from the commercialization and sale of Dance 501. We may need to raise additional capital or may seek additional partnerships in the future in order to complete the development and commercialization of Dance 501.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance and business development functions. Other general and administrative expenses include facility costs, patent filing and maintenance costs, and professional fees for legal, consulting, auditing and tax services. We anticipate that our general and administrative expenses will increase in future periods, reflecting an expanding infrastructure and increased professional fees associated with being a public reporting company.

In addition, if Dance 501 receives regulatory approval, we expect to incur higher expenses associated with building a sales and marketing infrastructure for commercialization of Dance 501 in the United States and European Union. We expect to incur pre-commercialization expenses for Dance 501 prior to receiving regulatory approval.

Interest Income

Interest income consists primarily of interest income earned on our cash and cash equivalents as well as our short-term investments.

Interest Expense

Interest expense consists of interest paid or payable on our outstanding debt obligations as well as non-cash interest expense related to a charge for the beneficial conversion of the convertible promissory notes into shares of preferred stock at a 20% discount to the price paid by investors in our Series A preferred stock financing.

Debt Issuance Costs

The costs incurred in connection with our credit facility with Hercules Technology, including the fair value of preferred stock warrants are recorded as a debt discount, and such debt issuance costs are included in the accompanying consolidated balance sheets net of amortization. The debt issuance costs are amortized using the effective interest rate method over the term of the credit facility.

Preferred stock warrant liability

The preferred stock liability is re-measured to fair value based on the Black-Scholes pricing-model at each reporting period and the change in fair value is included as a component of other income (expense).

Income Taxes

We are subject to income taxes in the United States. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as any related interest or penalties.

Our effective tax rates have differed from the statutory rate primarily due to non-deductible interest expense and recording a valuation allowance against our deferred tax assets.

As of December 31, 2013, we had $5.6 million and $5.7 million of federal and state net operating losses, respectively. The losses will begin to expire in 2029 for federal and state purposes.

As of December 31, 2013, we had federal and state research and development credits of $115,000 and $57,000, respectively. The federal credits will begin to expire in 2031 if not utilized, while the state credits predominately have no expiration date.

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013

Revenues. Revenues were $0 and $0.3 million for 2012 and 2013, respectively. The increase of $0.3 million in 2013 resulted from the recognition of milestone revenue from our agreement with Hikma for the completion and reporting of the Samba-01 clinical PK study in the fourth quarter of 2013.

Research and Development.    Research and development expenses were $1.8 million and $5.2 million for 2012 and 2013, respectively. The increase of $3.4 million in 2013 was primarily due to higher clinical trial expenses of $2.1 million related to our Samba-01 and Samba-02 clinical pharmacokinetics studies, primarily during the second half of 2013, higher payroll and consulting expenses of $0.7 million, expenses of $0.3 million in connection with the vesting of a warrant upon completion of milestones, and higher stock-based compensation expense of $0.3 million.

General and Administrative.    General and administrative expenses were $0.7 million and $2.4 million for 2012 and 2013, respectively. The increase of $1.7 million in 2013 was primarily due to the addition of personnel, and higher consulting and travel expenses.

Interest Expense.    Interest expense was $0.2 million and $1.2 million for 2012 and 2013, respectively. Amounts for both periods consisted of interest paid or payable on our outstanding debt obligations and the 2013 period also included a non-cash charge of $1.1 million related to the beneficial conversion of convertible promissory notes into preferred stock. Upon completion of our Series A preferred stock financing in August 2013, these convertible promissory notes converted into 3,183,151 shares of Series A preferred stock.

Liquidity and Capital Resources

We have incurred net losses since inception, including a net loss of $2.8 million and $8.5 million for 2012 and 2013, respectively. As of December 31, 2013, we had an accumulated deficit of $13.7 million. We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development and potential commercialization of Dance 501 and incur additional costs associated with being a public company. As of December 31, 2013, we had cash, cash equivalents and short-term investments of $9.1 million.

We expect to finance our cash needs for the foreseeable future through a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. As of December 31, 2013, we had no products approved for sale and we did not have any committed external source of funds other than under our credit facility. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic partnerships or licensing arrangements with third parties, we may have to relinquish valuable rights to Dance 501, our other technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market Dance 501 even if we would otherwise prefer to develop and market Dance 501 ourselves.

We believe that our existing cash, cash equivalents and short-term investments, cash from the sale of Series B preferred stock, the estimated net proceeds from this offering and amounts available under our credit facility, will be sufficient to meet our anticipated cash requirements for at least the next 24 months, assuming the FDA approves our 505(b)(2) pathway and our plan for a single Phase 3 trial. Our forecast of the period of time through which our current financial resources will be adequate to support our operations and the costs to support our general and administrative and development activities are forward-looking statements and involve risks and uncertainties. Our future capital requirements are difficult to forecast, particularly if the 505(b)(2) pathway is unavailable or a single Phase 3 trial is not permitted, and will depend on many factors, including:

•	the initiation, progress, costs and results of our planned Phase 3 clinical trial of Dance 501;

•	the outcome, timing and cost of regulatory approvals;

•	the costs and timing of establishing sales, marketing and distribution capabilities, if Dance 501 is approved;

•	delays that may be caused by changing regulatory requirements;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

•	the costs associated with developing product enhancements; and

•	the extent to which we acquire or invest in businesses, products or technologies.

The following table sets forth a summary of the net cash flow activity for each of the periods set forth below:

	Year Ended December 31,
	2012	2013
	(in thousands)
Net cash used in operating activities	$(1,933)	$(4,756)
Net cash used in investing activities	—	(4,462)
Net cash provided by financing activities	1,531	14,279

Net Cash Used in Operating Activities

Net cash used in operating activities was $1.9 million and $4.8 million for 2012 and 2013, respectively. Net cash used in operating activities during 2012 reflects the net loss for the period, partially offset by stock-based compensation expense of $0.3 million and increases in accounts payable and accrued expenses of $0.4 million and interest on convertible promissory notes of $0.2 million. Net cash used in operating activities during 2013 reflects the net loss for the period and increases in accounts receivable of $0.3 million, partially offset by stock-based compensation of $1.3 million, non-cash charges related to the beneficial conversion of convertible promissory notes of $1.1 million, increases in accrued expenses of $0.6 million, customer advances of $0.5 million and the vesting of warrants upon completion of milestones of $0.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0 and $4.5 million for 2012 and 2013, respectively. Cash used during 2013 was due to purchases of short-term investments with the proceeds of our Series A and Series B preferred stock financings, investments made in connection with our joint venture with Harmony Plus Holdings Limited, and capital expenditures.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1.5 million and $14.3 million for 2012 and 2013, respectively. Net cash provided by financing activities during 2012 was primarily comprised of proceeds from the issuance of convertible promissory notes. Net cash provided by financing activities during 2013 was primarily comprised of proceeds of $10.5 million and $2.4 million from the issuance of Series A and Series B preferred stock, respectively, and proceeds of $1.0 million in connection with a loan and security agreement, a credit facility entered into with Hercules Technology in October 2013.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2013:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Minimum future principal payments	$1,000,000	$111,111	$653,459	$235,430	$—
Future interest on long-term debt	172,637	34,231	128,299	10,107	—
Operating lease obligations	643,873	230,078	413,795	—	—

Total	$1,816,510	$375,420	$1,195,553	$245,537	$—

In July 2013, we entered into a lease agreement with Dr. John S. Patton, our Chief Executive Officer and Chairman of our board of directors, pursuant to which Dr. Patton leased us office space in San Francisco, California. Pursuant to that lease agreement, we agreed to pay Dr. Patton $3,200 per month during the term of the lease. The term of that lease is two years, commencing on May 1, 2013 and month to month thereafter. In January 2014, we signed a three-year lease for 6,900 square feet of office space located in Brisbane, California with total lease consideration of approximately $592,000. The lease expires in December 2016.

We are obligated to make future payments to third parties under in-license agreements, including license fees, royalties, and payments that become due and payable on the achievement of certain development and commercialization milestones.

We also enter into contracts in the normal course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies and other services and products for operating purposes, which generally provide for termination or cancellation with appropriate notice.

Hercules Technology Credit Facility

In October 2013, we entered into a credit facility with Hercules Technology III, LP, or Hercules Technology. The credit facility provides funding for an aggregate principal amount of up to $4.0 million. The first term loan of the credit facility was funded in October 2013 in the amount of $1.0 million. Upon achievement of positive clinical data from certain studies, we may borrow up to an additional $3.0 million for a period commencing upon the occurrence of positive clinical data from certain studies and ending on the earlier to occur of (i) June 30, 2014, and (ii) the occurrence of an event of default. The loans bear interest at a floating rate per annum equal to the greater of either (i) 10.65% or (ii) 10.65% plus the prime rate minus 3.25%. We are required to make interest-only payments on each term loan on the first business day of each month through but not including the “Amortization Date.” The Amortization Date means September 1, 2014 (or December 1, 2014 if the milestone event occurs prior to such date, unless we elect otherwise). Commencing on the Amortization Date, the loans will amortize in equal monthly installments of principal and interest (mortgage style) over 36 months. On the maturity date or the date the loans otherwise become due, we must also pay Hercules Technology an end of loan charge equal to $160,000. The credit facility is secured by substantially all of our assets, other than intellectual property. Under the credit facility, we are subject to certain customary covenants contained in the credit facility which limit or restrict our ability to, among other things, incur additional indebtedness, grant any security interests, pay cash dividends, repurchase our common stock, make loans, or enter into certain transactions without the prior consent of Hercules Technology. As of December 31, 2013, we were in compliance with all covenants under the credit facility. In addition, Hercules Technology has the right to convert in certain subsequent unregistered financings up to $1 million of the principal amount of any term loan advance for securities being issued in such financings on the same terms afforded to others participating in such financings and to invest up to $1 million in certain subsequent unregistered financings on the same terms afforded to others participating in such financing. Hercules Technology’s conversion and investment rights do not apply to this offering.

In connection with the funding of the first term loan under the credit facility, we issued a warrant to Hercules Technology to purchase 97,901 shares of Series A preferred stock at an exercise price of $1.74 per share. Upon the closing of this initial public offering, the warrant will be exercisable for 97,901 shares of common stock.

Off-Balance Sheet Arrangements

During 2012 and 2013, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Our cash, cash equivalents and short-term investments as of December 31, 2013 consisted of cash and exchange traded mutual funds. We are exposed to market risk related to fluctuations in interest rates and market prices. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and results of operations. Due to the short-term maturities of our cash equivalents and short-term investments, and the low risk profile of our short-term investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents and short-term investments. Additionally, our cash balances deposited in a bank in the United States may be in excess of insured levels.

Significant Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue recognition

We have adopted Accounting Standards Update, or ASU, No. 2010-17, Milestone Method of Revenue Recognition, or ASU 2010-17, which has been incorporated into ASC 605-28 and provides guidance on revenue recognition using the milestone method. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in the period in which the milestone is achieved. The determination that a milestone is substantive is subject to considerable judgment. We have elected to apply the guidance in ASC 605-28 to the milestones in our agreement with Hikma Pharmaceuticals LLC. These milestones, if achieved, are substantive as they relate solely to past performance, are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of our performance, which are reasonable relative to the other deliverables and terms of the arrangement, and are unrelated to the delivery of any further elements under the arrangement.

We recognize revenue when all four criteria have been met (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. Revenue under our license and collaboration arrangements is recognized based on the performance requirements of the contract. Determinations of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management’s judgments regarding the fixed nature of the fees charged for deliverables and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for any new or modified transactions, revenue recognized could be adversely affected.

We recognize revenue related to collaboration and license arrangements in accordance with the provisions of Financial Accounting Standards Board, or FASB, ASC, Topic 605-25, Revenue Recognition – Multiple-Element Arrangements, or ASC Topic 605-25. Additionally, we adopted, effective July 1, 2010, ASU, No. 2009-13, Multiple Deliverable Revenue Arrangements,” or ASU 2009-13, which amended ASC Topic 605-25 and:

•	provided guidance on how deliverables in an arrangement should be separated and how the arrangement consideration should be allocated to the separate units of accounting;

•

required an entity to determine the selling price of a separate deliverable using a hierarchy of (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence, or TPE, or (iii) best estimate of selling price, or BESP; and

•	required the allocation of the arrangement consideration, at the inception of the arrangement, to the separate units of accounting based on relative fair value.

We evaluate all deliverables within an arrangement to determine whether or not they provide value on a stand-alone basis. Based on this evaluation, the deliverables are separated into units of accounting. The arrangement consideration that is fixed or determinable at the inception of the arrangement is allocated to the separate units of accounting based on their relative selling prices. We may exercise significant judgment in determining whether a deliverable is a separate unit of accounting, as well as in estimating the selling prices of such unit of accounting.

To determine the selling price of a separate deliverable, we use the hierarchy as prescribed in ASC Topic 605-25 based on VSOE, TPE or BESP. VSOE is based on the price charged when the element is sold separately and is the price actually charged for that deliverable. TPE is determined based on third party evidence for a similar deliverable when sold separately and BESP is the price at which we would transact a sale if the elements of collaboration and license arrangements were sold on a stand-alone basis. We may not be able to establish VSOE or TPE for the deliverables within collaboration and license arrangements, as we do not have a history of entering into such arrangements or selling the individual deliverables within such arrangements separately. In addition, there may be significant differentiation in these arrangements, which indicates that comparable third party pricing may not be available. We may determine that the selling price for the deliverables within collaboration and license arrangements should be determined using BESP. The process for determining BESP involves significant judgment on our part and includes consideration of multiple factors such as estimated direct expenses and other costs, and available data.

For each unit of accounting identified within an arrangement, we determine the period over which the performance obligation occurs. Revenue is then recognized using either a proportional performance or straight-line method.

We have adopted ASU No. 2010-17, Milestone Method of Revenue Recognition, or ASU 2010-17, which has been incorporated into ASC 605-28 and provides guidance on revenue recognition using the milestone method. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in the period in which the milestone is achieved. The determination that a milestone is substantive is subject to considerable judgment.

Clinical Trial Costs

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued clinical trial costs. This process involves reviewing contracts and purchase orders, reviewing the terms of our vendor agreements, communicating with our applicable personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time.

Estimates of clinical trial costs include:

•	amounts due to CROs in connection with clinical trials;

•	amounts due to investigative sites in connection with clinical trials;

•	amounts due to purchasing and formulating insulin;

•	amounts due to vendors in connection with preclinical development activities; and

•	amounts due to vendors related to product manufacturing, development and distribution of clinical supplies.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trial on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting changes in estimates in any particular period. We have not experienced any significant adjustments to our estimates to date.

Joint Venture Accounting

We account for our investment in the joint venture with Harmony Plus Holdings Limited using the equity method. Accordingly, we record an increase in our investment for contributions to the joint venture and a reduction in our investment for our share of any losses of the joint venture or disbursements of profits from the joint venture. Equity in the loss of the joint venture includes our share of the joint venture’s loss for the period. The investment in the joint venture includes our share of the net equity of the joint venture. As the joint venture has not undertaken any operating activities since its formation, the investment in the joint venture represents our initial investment.

Warrants

In November 2010, we issued two warrants to Aerogen Limited to purchase 194,288 and 485,720 shares of common stock in connection with a license development, collaboration and commercialization agreement. The warrants were issued for intellectual property licenses granted to us under the agreement.

The warrant to purchase 194,288 shares of common stock was fully vested upon issuance and has an exercise price of $0.01 per share and a term of five years, and expires on November 15, 2015. We concluded that the award was equity-classified and valued the grant using the Black-Scholes option pricing method with following option pricing assumptions: volatility of 58%, a risk-free interest rate of 1.84%, expected life of five years, fair value of stock of $0.10 per share and expected dividend yield of 0%. The warrant had a value of $18,000 and was charged to research and development expense on the date of issuance.

The warrant to purchase 485,720 shares of common stock became exercisable in the first quarter of 2013 upon the fulfillment of certain substantive performance milestones set forth in the agreement. The performance milestones were related to the development of a viable combination of the licensed technology from Aerogen with our Dance 501 device, which was subject to significant development risk on the issuance date. The warrant has an exercise price of $0.01 per share and a term of six years, and expires on November 15, 2016. We concluded that the award was equity-classified and valued the warrant using the Black-Scholes option pricing method with the following updated option pricing assumptions as of the performance date: volatility of 40%, a risk-free interest rate of 0.62%, remaining expected life of 3.6 years, fair value of common stock of $0.71 per share and expected dividend yield of 0%. The warrant had a value of $342,000 and was charged to research and development expense in the first quarter of 2013 when the substantive performance criteria were met and the number of shares exercisable under the warrant was determined. In January 2014, Aerogen exercised both warrants in full and we issued Aerogen 680,008 shares of common stock.

In October 2013, in connection with a loan and security agreement entered into with Hercules Technology, or the credit facility, we issued a warrant to Hercules Technology to purchase up to 97,901 shares of Series A preferred stock at an exercise price of $1.74 per share. The warrant is exercisable for the later to occur of (i) ten years from the date of the credit facility and (ii) five years following the effectiveness of a registration statement in connection with our initial public offering, provided that the initial public offering is consummated within ten years from the date of the credit facility. Upon the closing of this offering, the warrant will become exercisable for 97,901 shares of common stock.

In December 2013, we issued a warrant to purchase 30,000 shares of common stock to Giddi Pharma, at an exercise price of $2.02. This warrant is subject to vesting with 13,125 of the shares vested on the issuance date and 625 of the remaining shares vesting on each monthly anniversary thereafter, provided Giddi Pharma continues to provide services to us through each vesting date. This warrant has a ten-year term from the date of issuance.

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award. The cost is recognized, net of any forfeitures, in our consolidated financial statements as expense ratably over the employee’s requisite service period or vesting period, which is generally three years, on a straight-line basis. Stock-based compensation for equity awards issued to non-employees is based on the fair value of the options as estimated in the period such options vest.

We currently use the Black-Scholes option-pricing model to estimate the fair value of our stock-based payment awards. This model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, risk-free interest rates and the expected term of the option and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Fair Value of Our Common Stock.    Because our stock was not publicly traded prior to our initial public offering, we estimated the fair value of our common stock, as discussed in “Common Stock Valuations” below. Upon the completion of our initial public offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

Risk-Free Interest Rate.    The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of our awards. The risk-free interest rate assumption is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

Expected Dividend Yield.    We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Expected Volatility.    Due to our limited operating history, our status as a private company, and lack of company-specific historical and implied volatility, the expected volatility rate used to value stock option grants is estimated based on volatilities of a peer group of similar companies whose share prices are publicly available over a period that approximates the expected term of the options for each option group. The peer group was developed based on companies in the pharmaceutical and biopharmaceutical industry in a similar stage of product development to us.

Expected Term.    The expected term represents the period that our stock-based awards are expected to be outstanding. The expected terms of the awards issued to employees are based on a simplified method which defines the life as the average of the contractual term of the options and the weighted-average vesting period for all open tranches. The expected term for options issued to non-employees is the contractual term.

In addition to the assumptions used in the Black-Scholes option-pricing model, we use historical data to estimate pre-vesting option forfeitures and record stock-based compensation only for those awards expected to vest. The amount of stock option expense we recognize in our consolidated statements of operations does not include stock option forfeitures as our forfeiture rate is zero based on an analysis of our actual forfeiture experience, analysis of employee turnover and other factors.

Common Stock Valuations

Our board of directors, with the assistance of management and, in some cases, an independent third-party valuation consultant, determined the estimated fair value of our common stock as of March 23, 2012, April 5, 2012 and December 26, 2013. Option grants are based on the estimated fair value of our common stock on the date of grant, which is determined by taking into account several factors, including the following:

•	important developments in our operations, most significantly related to the clinical development of Dance 501 and uncertainties regarding the regulatory approval process;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies market multiples, IPO valuations and other metrics;

•

the estimated likelihood of achieving a liquidity event for the shares of our common stock, such as an IPO or an acquisition of our company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

•	that the options and our common stock are illiquid securities of a private company; and

•	size of convertible promissory notes and the beneficial conversion discount.

In determining the estimated fair value of our common stock, our board of directors used the IPO value approach to estimate the enterprise value of our company in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The per share common stock value was estimated by allocating the enterprise value using the probability-weighted expected return method, or PWERM, for our December 2013 valuation.

PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. PWERM estimates the common stock value to our stockholders under each of four possible future scenarios — early IPO, late IPO, downside sale and late exit. The value per share under each scenario was then probability weighted and the resulting weighted values per share were summed to determine the estimated fair value per share of our common stock. In the downside sale and late exit scenarios, the value per share was allocated taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation. Over time, as we achieved certain company-related milestones, the probability of each scenario was evaluated and adjusted accordingly.

In the IPO scenario, we assumed all outstanding shares of our preferred stock would convert into common stock. In the sale and remain-a-private-company scenarios, we allocated the value per share by taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the Practice Aid. We also considered the fact that our stockholders cannot freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock that ranged from 19% to 42% based on the expected time to liquidity in each scenario. We determined the discount for lack of marketability by calculating the cost of purchasing a hypothetical put option that would guarantee the marketable value for the expected holding period. The magnitude of the marketability discount is determined by calculating the cost of purchasing a hypothetical put option that would guarantee the marketable value for the expected holding period. The marketability discount is measured as the amount an investor would pay to protect the cost of an investment. We used the Chaffe put option model to calculate this discount using the assumptions listed below. Volatility was derived from the six-month, one-year, two-year and five-year median volatility of our peer group of comparable public companies for the applicable expected terms. We used trend functions to match the time to liquidity assumption for each scenario to the observed historical volatility of these peer group companies.

The following table sets forth the exercise price and the estimated fair value of our common stock at the date of grant for all option grants from January 1, 2012 through December 31, 2013:

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Estimated Fair Value Per Share at Grant Date(1)	Exercise Price Per Share of Common Stock
March 23, 2012	10,000	$0.75	$0.75
April 5, 2012	200,000	0.75	0.75
December 26, 2013	2,605,430	2.02	2.02

(1)	The exercise price per share of common stock and the estimated fair value per share of common stock represent the determination by our board of directors of the estimated fair value of our common stock as of the date of the grant, taking into consideration various objective and subjective factors, including the conclusions of the most recent independent valuations of our common stock as discussed below. All stock options reflected in this table had no intrinsic value on their respective grant dates.

Based upon an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, the intrinsic value of all outstanding options as of December 31, 2013 was $         million, of which approximately $         million related to vested options and approximately $         million related to unvested options.

March and April 2012:    We performed a valuation of our common stock using a risk-adjusted discount rate of 60%, a non-marketability discount of 27% and an estimated time to a liquidity event of 4.21 years. PWERM probabilities were as follows: early IPO at 10%, late IPO at 10% and downside sale at 80%. From February 2009 (inception) to April 2012, a prototype of our product was developed, progress was made with our device and container development and formulation stability study results were positive. Our board of directors determined the fair value of our common stock to be $0.75 per share as of March 23, 2012 and April 5, 2012.

December 2013.    We obtained a contemporaneous independent valuation of our common stock as of December 18, 2013. The valuation used a risk-adjusted discount rate of 45%, a non-marketability discount of 25% and an estimated time to a liquidity event of 1.81 years. PWERM probabilities were as follows: early IPO at 20%, late IPO at 20%, downside sale of the company at 50% and late exit at 10%. Between April 2012 and December 18, 2013, our joint venture was established with Harmony and our Phase 1/2 trial was completed. Our board of directors determined the fair value of our common stock to be $2.02 per share as of December 26, 2013, which was consistent with the conclusion of the December 18, 2013 contemporaneous independent valuation.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, including the successful enrollment and completion of our clinical studies as well as the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense could have been different. The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

JOBS Act

Section 107 of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards and can delay the adoption of such standards until those standards would otherwise apply to private companies.

However, we are choosing to irrevocably “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS

Overview

We are a biopharmaceutical company focused on the development of inhaled insulin products for the treatment of diabetes. Our lead product candidate, Dance 501, is a drug/device combination product designed to deliver a high purity liquid insulin formulation through a small handheld electronic inhaler to reduce or eliminate the need for daily injections. We recently completed a Phase 2, randomized, active controlled clinical trial investigating three dose levels of inhaled insulin in adult patients with type 2 diabetes and we plan to initiate a global Phase 3 clinical trial in early 2015.

Dance 501 consists of a preservative-free, high purity liquid formulation of recombinant human insulin stored in a sterile dispenser and a small handheld electronic inhaler. The electronic inhaler utilizes a vibrating mesh technology, designed to produce consistently sized particles of liquid insulin in the form of a smooth mist, allowing the efficient and consistent delivery of insulin into the lungs while a patient breathes comfortably. Key technology components of our dispenser and electronic inhaler, particularly the sterile pump and vibrating mesh aerosol generator, are currently utilized by third parties in other Food and Drug Administration, or FDA, or European Medicine Agency, or EMA, approved products for indications other than diabetes, and are manufactured in commercial quantities. We believe the potential benefits of Dance 501, as well as demonstrated patient preference for inhaled insulin, will allow patients to more readily comply with recent treatment guidelines, which generally recommend earlier use of insulin for type 2 diabetes.

We have completed a Phase 1/2 randomized, active-controlled clinical trial of Dance 501 in 12 adult type 1 diabetes patients and a Phase 2, randomized, active-controlled clinical trial investigating three dose levels in 23 adult patients with type 2 diabetes. In each of these studies, Dance 501 delivered consistent, therapeutic doses of insulin and was not associated with any significant adverse events. The Phase 2 trial was conducted under both EMA and FDA investigational applications. We received interim pharmacokinetic and pharmacodynamics response data from our Phase 2 trial in February 2014 and expect to receive final data in March 2014. We plan to initiate a global Phase 3 clinical trial in early 2015 and to pursue regulatory approvals, initially for type 2 diabetes, in the United States, European Union, or EU and China, three markets with high and growing incidence of type 2 diabetes. We have received centralized advice through the EMA’s Scientific Advice Process indicating that a single global one-year, Phase 3 trial involving 750 adult patients may be adequate to support approval in the European Union and we are pursuing a similar regulatory strategy in the United States.

Inhaled insulin has been studied in over 10,000 patients across more than 100 clinical trials, demonstrating safety and efficacy. We believe that the historical published safety and efficacy data available for previously developed inhaled insulin products, our high purity liquid insulin formulation, and the commercial validation of our key technology components, we will be able to pursue clinical development and regulatory approvals of Dance 501 in an efficient and cost effective manner. In addition, we utilize established manufacturing processes to produce and package our liquid formulation, which we expect will allow us to price Dance 501 competitively with leading injection products. We are leveraging regulatory findings and published data from these third-party trials as well as the prior experience of our management team with inhaled insulin in the development of Dance 501.

Our management team’s experience in developing inhaled insulin, along with direct input from patients and clinicians, enabled us to design a product that we believe will provide an attractive alternative to insulin injections. John S. Patton, Ph.D., our Chairman, Chief Executive Officer and founder, played a key role in the development of the first inhaled insulin product, Exubera, which was approved by both the FDA and EMA. Dr. Patton has over 20 years of experience leading the development of inhaled insulin and was the cofounder of Nektar Therapeutics (formerly known as Inhale Therapeutic Systems, Inc.), which developed Exubera in collaboration with Pfizer.

Our Opportunity

In its 2013 report, the International Diabetes Federation, or IDF, estimated that approximately 382 million people worldwide suffer from diabetes, of which the IDF estimated that 46% are undiagnosed. The IDF further estimated that global health expenditures attributed to the treatment of diabetes patients was $548 billion in 2013. Type 2 diabetes accounts for 85% to 95% of all diabetes in high income countries and may account for an even higher percentage in low and middle income countries. According to the IDF, the number of diabetes patients is expected to grow to approximately 592 million in less than 25 years. For most diabetes patients, the disease leads to serious medical complications.

The standard of care for type 2 diabetes includes both oral and injectable non-insulin treatments and insulin therapy, which is currently available only by injection. Oral non-insulin medications are usually the first recommended therapy primarily due to their ease of use, but are inadequate to treat patients who have lost significant glucose, or blood sugar, control. Insulin injections are generally viewed unfavorably by patients, leading those with poor glycemic control to postpone insulin for up to seven years. Approximately 73% of type 2 diabetes patients delay insulin injection therapy, and of those approximately 25% refuse insulin despite their physician’s recommendation. Patients avoid and delay insulin therapy partially due to the inconvenience, pain and the social stigma of daily injections, leading to underutilization. Despite these drawbacks, according to BCC Research, a third-party research firm, global sales of insulin and insulin devices were estimated to reach approximately $26 billion in 2013 and are projected to grow to $40 billion by 2018.

We believe that by alleviating the burden of injections, patients will begin using insulin earlier and maintain compliance across the course of therapy. Third-party studies have shown that earlier and more compliant treatment with insulin leads to better glucose control, which can extend life expectancy and improve quality of life, while reducing the costs of managing diabetes and its complications. Multiple large patient preference studies of previous inhaled insulin delivery systems conducted by third parties concluded that most diabetes patients strongly prefer inhaled insulin to needle-based delivery systems. We believe patient preference has a significant impact on prescribing decisions for insulin products and, when combined with our clinical results and competitive pricing, will drive market adoption of Dance 501.

Dance 501: Our Lead Product Candidate

We designed Dance 501 to better meet the needs of patients based on our management team’s prior experience and on direct input from clinicians and patients. Our technology platform and consumer-centric approach are intended to address concerns that have discouraged patients from meeting current treatment guidelines for insulin use. We believe Dance 501 will be an attractive alternative to currently available therapies for patients and the healthcare community based on the following features:

Modern Design and Features

•	Small hand-held device with a consumer electronic design

•	Silent operation

•	Platform for advanced electronic capabilities

Easy-to-Use

•	Dispensed in a few drops from a separate, sterile, multi-dose container

•	Inhaled in a few breaths

•	Breath-controlled

High Purity Formulation

•	Preservative-free, liquid, recombinant human insulin

•	Comfortable inhalation

•	Minimal to no cough

•	Provided in high and low dosage strengths

Advanced Delivery Technology

•	Vibrating mesh technology, exclusively licensed from Aerogen Limited

•	Delivers a smooth mist of insulin efficiently and consistently into the lungs

Strategy

Our goal is to become the leading provider of inhaled insulin products to all types of diabetes patients worldwide. The key elements of our strategy are:

Initially develop Dance 501 for type 2 diabetes.    We are developing Dance 501 initially for adult patients with type 2 diabetes, which is the predominant form of diabetes worldwide. We believe inhaled insulin will enable patients to better comply with the latest medical guidelines by using insulin earlier. We are developing Dance 501 initially for type 2 diabetes, which we believe reduces our development costs and risks due to the higher insulin sensitivity of type 1 patients and incidence of hypoglycemia. If approved for the treatment of type 2 diabetes in adults, we intend thereafter to pursue regulatory approvals for the treatment of type 1 diabetes in adults and type 1 and type 2 diabetes in children. The key technology components used in Dance 501 have already been developed by our technology partners for use in other commercial products, minimizing further research and development costs associated with the Dance 501 device and packaging.

Pursue regulatory approval of Dance 501 in the United States, European Union and China.    We plan to conduct a global Phase 3 trial to support regulatory approvals in the United States, European Union and China. We have received centralized advice from the EMA indicating that we may conduct a single Phase 3 trial to support approval in the European Union and we are pursuing a similar regulatory strategy in the United States. We expect to pursue the clinical development of Dance 501 based on non-inferiority endpoints and a 505(b)(2) regulatory pathway in the United States (which we have proposed in our correspondence with the FDA) and a full mixed application under Article 8(3) in the European Union. Non-inferiority trials are intended to demonstrate that the effect of a new treatment is at least equivalent to that of a previously approved drug. In the United States, the 505(b)(2) regulatory pathway is a new drug application, or NDA, process that allows the sponsor of the drug to rely, in part, on the FDA’s findings of safety or effectiveness for a previously approved drug (a reference drug, in this case, Exubera). If we receive feedback from the FDA that it would not approve a NDA for Dance 501 on the basis of a single Phase 3 trial, we would then expect to run two Phase 3 trials simultaneously. However, we may still be able to leverage the established safety data from previous clinical trials of inhaled insulin. The regulatory pathway in the European Union is similar to 505(b)(2). Either FDA or EMA approval would enable us to file for marketing approval of Dance 501 in those countries that recognize such approvals without additional clinical trials, for example Brazil, Mexico, Saudi Arabia, UAE and Russia.

Retain rights to Dance 501 through regulatory approvals in the United States and European Union. We expect to utilize our internal expertise with inhaled insulin to pursue United States and European Union approvals without a major development partner. We believe this will allow us to enter into more favorable commercial partnerships once we have received approval in the United States and European Union. We plan to participate in sales and marketing efforts of Dance 501 in the United States and European Union with any future partners.

Selectively pursue collaborations in international markets.    We have established collaborations in Asia and other international markets to facilitate development and commercialization of Dance 501. In February 2013, we entered into an agreement to form a joint venture with Harmony Plus Holdings Limited, a Hong Kong company that has relationships with financial institutions, pharmaceutical companies and regulatory consultants in China. The objective of the joint venture is to support development and commercialization of Dance 501 in China and certain other Pacific Rim countries, excluding Japan. We are working with Chinese regulatory experts to determine the appropriate regulatory pathway and plan to submit a clinical trial application in China, in 2014. We currently intend to pursue a regulatory pathway that would permit us to reference the existing safety and efficacy data. In addition, in January 2013, we entered into a license agreement with Hikma for the marketing of Dance 501 in Africa and the Middle East, excluding Turkey and certain other countries. We may establish additional international collaborations in the future to facilitate development and commercialization of Dance 501.

Leverage internal and external infrastructure to maximize the commercial potential of Dance 501.    We recognize that minimizing development and manufacturing costs is critical to pricing Dance 501 competitively with injectable insulin pens. Our management team has selected experienced third-party manufacturers and contractors around the world to optimize global development and commercialization of Dance 501. Our key technologies are already developed and we believe they do not require substantial further investment in design or manufacturing processes. We plan to continue to optimize our operational infrastructure by selectively outsourcing such functions to minimize costs, maximize efficiency and develop product enhancements.

Develop a line of inhaled insulin products.    We plan to develop a series of electronic inhaled insulin devices, making continuous improvements based on preferences and needs of patients and clinicians. Our platform technology has the ability to incorporate memory and advanced technology features to be able to integrate treatment with blood glucose monitoring.

Diabetes and Market

Diabetes is a major disease characterized by the body’s inability to properly regulate levels of blood glucose. The cells of the body utilize blood glucose as fuel 24 hours a day. Between meals, when blood glucose is not being supplied from food, the liver releases glucose into the blood to sustain adequate levels. Insulin is a hormone produced by the pancreas that regulates the body’s blood glucose levels. There are two major forms of diabetes, type 1 and type 2. Type 1 diabetes is characterized by a complete lack of insulin secretion by the pancreas, so insulin must be supplied from outside the body in order to sustain life. In type 2 diabetes, the pancreas produces insulin; however, over time it becomes increasingly unable to secrete adequate amounts of insulin to support metabolism. At first, the pancreas produces extra insulin to maintain blood glucose levels, but eventually is unable to make enough insulin to maintain blood glucose at normal levels. Over time, the insulin secreting cells in the pancreas, or beta cells, are over-worked resulting in cell death. The death of the insulin secreting cells occurs slowly and may be reversed or delayed if treated early with insulin therapy, the supplemental insulin relieves the beta cells and protects the cells from deteriorating, but typically diabetes progresses and loss of insulin production becomes irreversible. We believe the deep lung offers the only natural needle-free permeable route of delivery for insulin. Previous studies by third parties examining bioavailability found that oral and nasal insulin delivery had less than 1% to 2% and 1%, respectively, while the pulmonary tract provided more than 20% bioavailability. According to the IDF, type 2 diabetes accounts for 85% to 95% of all diabetes in high income countries and may account for an even higher percentage in low and middle income countries.

Global Incidence of Diabetes by Region (Age 20-79)

IDF Region	2013	2035	% Increase
	(in thousands)
Western Pacific	138,200	201,800	46%
South-East Asia	72,100	123,000	71%
Europe	56,300	68,900	22%
North America and Caribbean	36,700	50,400	37%
Middle East and North Africa	34,600	67,900	96%
South and Central America	24,100	38,500	60%
Africa	19,800	41,400	109%

World	381,800	591,900	55%

Roughly 382 million people worldwide suffer from diabetes and the number of patients is expected to grow based on a variety of factors, including urbanization, changing diets and the rise of sedentary lifestyles. This amounts to approximately 8% of adults aged 20 to 79 years worldwide. The IDF reports that in North America alone, diabetes currently affects more than 36 million people, and the incidence is estimated to grow to 50 million by 2035. The IDF reports that about 56 million people in Europe currently have diabetes.

According to a 2011 report from the U.S. Centers for Disease Control and Prevention, or CDC, diabetes is estimated to cost society, directly and indirectly, over $174 billion each year in the United States alone. Indirect costs of diabetes include disability, work loss and premature mortality. Data from the CDC indicates that the risk of death due to heart disease and the risk of stroke are up to four times higher in adults with diabetes than in those without the disease. Diabetes is currently the seventh leading cause of death by disease in the United States.

Due primarily to rapid urbanization, the incidence of diabetes in China is growing at one of the fastest rates of any country worldwide. The IDF estimates that approximately 100 million people in China, about one in every 10 adults, currently living in China has diabetes, representing more than 25% of the global cases. Prevalence of type 2 diabetes has more than tripled in China over the past decade, fueling 20% per year growth in healthcare costs.

Currently, insulin is underutilized due to patient resistance to daily injections. We believe there is a significant need for an alternative to insulin injections. Approximately 26% of type 2 diabetes patients currently take daily insulin injections in the United States. Insulin injections are generally viewed unfavorably by patients, leading those with poor glycemic control to postpone insulin for up to seven years. Approximately 73% of type 2 diabetes patients delay insulin injection therapy, and of those approximately 25% refuse insulin despite their physician’s recommendation and many are needle phobic. Patients avoid and delay insulin therapy partially due to the inconvenience, pain and the social stigma of daily injections, leading to underutilization. Of patients who finally accept treatment, 70% resist increasing the number of injections, and we believe a significant portion regularly skip insulin treatment at mealtime. Despite these drawbacks, according to BCC Research, a third-party research firm, global sales of insulin and insulin devices were estimated to reach approximately $26 billion in 2013 and are projected to grow to $40 billion by 2018. The chart below represents the market share for insulin sales in the United States during 2013.

The non-insulin diabetes treatment market in 2012 was approximately $17 billion. In the United States, the insulin market is outgrowing the overall diabetes care market with a compound annual growth rate, or CAGR, of 19%, in comparison to a CAGR of 12% for the total diabetes care market. The Chinese insulin market is expanding faster with a CAGR of 39%.

Current Therapies

Current therapies for treating type 2 diabetes are evolving as physicians gain a better understanding of the disease process and as new technologies are developed. There are three classes of injected insulin that may be delivered through several different methods and ten classes of non-insulin medications available.

Methods of Insulin Delivery

Insulin has traditionally been stored in a vial and delivered with a syringe. The syringe and vial are increasingly being replaced by more convenient insulin pen injectors. Pen injectors, which utilize a cartridge to store insulin, enable patients to dial their selected dose and deliver insulin through a fine needle. We plan to compare Dance 501 in clinical trials to a leading pen injector.

Insulin pumps are small computerized devices that deliver rapid acting insulin in two ways: in a steady measured and continuous, or basal, dose, and as a surge, or bolus, dose, at the patient’s direction, around mealtime. Doses are delivered through a flexible plastic tube called a catheter. With the aid of a small needle, the catheter is inserted through the skin into the fatty tissue and is taped in place. Patch pumps avoid the tethered approach of current pumps. Instead of having a pump connected to the body via an infusion set and tubing, the patch pump is worn directly on the body, discreetly attached at the infusion site and wirelessly controlled with a separate device.

Currently, there is minimal utilization of pumps in the type 2 diabetes market as pumps have predominately been used by type 1 diabetes patients. Although pumps and patch pumps have some advantages over traditional injections, they are expensive, require invasive insulin delivery, are sometimes associated with infusion site infections and can be uncomfortable to wear continuously.

Injected Insulin: Types of Insulin

Natural Human Insulin.    Natural human insulin, such as Humulin or Novolin, is the type of insulin found in the human body and injected. This is the type of insulin that we use in Dance 501.

Rapid Acting Analogs.    This insulin analog is more rapidly absorbed from the injection site and acts faster than natural human insulin when injected. This analog is intended to supply bolus levels of insulin needed after a meal. Examples of rapid acting analogs are lispro or Humalog, aspart or NovoLog and glulisine or Apidra.

Long Acting Analogs.    This type of insulin analog is slowly absorbed from the injection site and is released over a period of 8 to 24 hours. This analog is intended to supply basal levels of insulin for a full day. Examples of long acting analogs are NPH or Neutral Protamine Hagedorn, glargine or Lantus, and detemir or Levemir.

Despite the market penetration of insulin analogs in the developed world, there is debate in the medical community regarding their benefits compared to natural human insulin.

Non-Insulin Medicines for Type 2 Diabetes

The treatment of type 2 diabetes traditionally starts with management by diet and exercise then progresses to treatment with various non-insulin medications and finally to treatment with insulin. Treatment through diet and exercise alone has not been an effective long-term solution for the vast majority of patients with type 2 diabetes. Non-insulin oral medications, some of which act by increasing the amount of insulin produced by the pancreas or by increasing the response of insulin-sensitive cells, can have adverse effects and may have decreasing efficacy over time.

Unmet Needs

Current Guidelines

Lifestyle modification and metformin, an inexpensive non-insulin therapy, are preferred in the early stages of type 2 diabetes treatment. Over time additional medications become necessary and combinations of drugs, including metformin plus other oral agents, GLP-1 receptor agonists or injectable insulin can be effective. In patients with chronically high blood glucose levels, oral medication alone is unlikely to adequately control blood glucose and insulin therapy is often recommended. Studies indicate that insulin is the most effective way to treat type 2 diabetes, as it has durable effects in all patients, offers the greatest reduction in blood glucose and reduces the decline of insulin-producing cell function. If patients take insulin early, the supplemental insulin relieves the pancreatic beta cells of the need to make extra insulin, thereby protecting the pancreas from deteriorating.

The following graph reflects the shifting treatment guidelines following diagnosis of type 2 diabetes, which now recommends the earlier use of insulin.

Insulin Treatment Now Recommended Earlier in the Treatment Regime

Traditional treatment guidelines following diagnoses of type 2 diabetes recommended that patients start insulin therapy approximately ten years after initial diagnosis. However, the latest ADA and European Association for the Study of Diabetes, or EASD, guidelines in 2009 recommend earlier use of insulin by patients who are unable to adequately maintain appropriate blood glucose with non-insulin therapy. In 2013, the American Association of Clinical Endocrinologists, or AACE, recommended that if patients present with blood glucose above a certain concentration and are showing symptoms of diabetes complications, they should be placed on insulin immediately.

Patient preference studies have concluded that most diabetes patients strongly prefer inhaled insulin to injections. According to multiple studies conducted at the Harvard School of Public Health, people with type 2 diabetes were almost three times as likely to choose insulin therapy if inhaled insulin was available than if they could only select injectable insulins. The preference for inhaled insulin was also strong among type 1 diabetes patients.

Several studies have been conducted showing strong patient preference for Exubera over insulin injections among patients who had experience with both modes of therapy. The graph below summarizes the results of a 2002 study demonstrating satisfaction with Exubera over injectable insulin after 6 months and across 298 type 2 patients.

Satisfaction After 6 Months on Exubera or Injectable Insulin

This study was conducted by Dr. Marcia Testa and colleagues from the Harvard School of Public Health in conjunction with an Exubera phase 3 clinical trial published in 2004. Dr. Testa was engaged by Pfizer, Inc. to conduct the study, but her company independently owns the patient satisfaction data published from this trial and the results have been subject to peer review. Dr. Testa is a scientific advisor to our company.

Prior Experience with Inhaled Insulin

The clinical history of inhaled insulin is relevant to our program because the development and regulatory strategy for Dance 501 includes referencing the historical safety and efficacy database from Exubera and other inhaled insulin products through the 505(b)(2) regulatory pathway in the United States, the mixed pathway in the European Union under Article 8(3) and the New Dosage Form process in China. We expect to pursue the clinical development of Dance 501 by demonstrating non-inferiority to current therapies. We believe these abbreviated regulatory pathways are available for Dance 501 because our formulation contains the same type of insulin drug substance used in prior programs with inhaled insulin, includes no new additives, has demonstrated a similar time-action profile to Exubera, our reference drug, and is also supported by clinical data for AIR and AERx, product candidates previously under development by Lilly and Novo Nordisk, respectively.

The First Generation

There have been many attempts to deliver insulin without the use of injections. The most promising non-injection route of insulin delivery is via the deep lung, where insulin is readily absorbed. Over 20 years of research has demonstrated that inhaled insulin can be a safe, effective, and reliable alternative to injections. Inhaled insulin has been studied extensively in over 10,000 patients across more than 100 clinical trials, demonstrating safety and efficacy. The most advanced of these products, Exubera, was approved for use in adults with type 1 and type 2 diabetes in the United States, Europe and other countries in 2006 and was designated by the Wall Street Journal as the winner of its 2006 Technology Innovation Award in the Biotech Medical category. In 2007, Pfizer voluntarily withdrew Exubera from the market for business reasons. Subsequently, Lilly and Novo Nordisk discontinued development of their respective inhaled insulin products. None of the first generation inhaled insulin products are currently on the market.

Despite its reliability and efficacy, Exubera was approximately a foot long, cumbersome to handle and conspicuous in public places. Inhalation of a high dose of insulin required a time-consuming procedure involving the insertion of a series of blister packets containing a dry powder formulation of insulin, activation of the air pump in the inhaler and inhalation of the standing cloud from the delivery chamber, which required up to a minute of inhalation. In addition, Exubera was dosed in milligram units rather than international units, or IUs, the standard measurement used for insulin doses. We believe the attributes of Dance 501, including its modern design, ease of use, high purity formulation and advanced delivery technology, represent significant enhancements in both the inhaler design and delivery mechanism for patients and the healthcare community over prior inhaled insulin products.

Clinical Efficacy of Inhaled Insulin

Based upon our clinical data to date, Dance 501 has demonstrated lung absorption and time action profiles in the blood similar to that seen in the published clinical data for Exubera, AIR and AERx, which showed that inhaled insulin is non-inferior to injected meal time insulin based on an average measurement of overall blood glucose control based on HbA1c, which is the generally accepted biomarker called glycosylate hemoglobin formed when red blood cells are exposed to blood glucose, and indicate improvement in terms of:

•	Greater Patient Preference. Both type 1 and type 2 diabetes patients preferred inhaled insulin over injected insulin.

•

Lower Blood Glucose.    Several Phase 3 studies conducted by third parties showed statistically significant lower fasting blood glucose with inhaled insulin in a total of 962 patients over the course of 6 months, 8 hours after a meal, and post-meal blood glucose, 2 hours after a meal, which are real-time immediate blood glucose measures versus the average-over-time blood glucose measures. Inhaled insulin represented a lower change in baseline of 1.4 to 2.2 millimoles per liter of blood glucose for type 1 diabetes patients and 0.9 millimoles per liter of blood glucose for type 2 diabetes patients.

•

Fewer Occurrences of Hypoglycemia.    In studies conducted by third parties, in a total of 967 type 2 diabetes patients over the course of approximately 49 weeks, fewer occurrences of hypoglycemia were found in patients who used inhaled insulin, specifically an average of 0.08 occurrences per subject compared to 0.13 occurrences in patients who used injected insulin.

•	Less Weight Gain. Inhaled insulin resulted in less weight gain as seen in five Phase 3 studies.

•	Natural dose profile. The blood profile of Dance 501 is similar to the natural secretion profile of insulin in response to a meal in a healthy person.

When Exubera received FDA approval, a collective analysis of sixteen Phase 3 controlled trials of inhaled insulin efficacy from 1999 to 2006 was published in 2006 in the Annals of Internal Medicine by the Tufts-New England Medical Center. This analysis, which included 4,023 patients, concluded that inhaled insulin is similar to injected insulin in lowering blood glucose and showed superior efficacy, as measured by reduction in HbA1c to oral agents for type 2 diabetes patients. In some of these trials inhaled insulin also demonstrated statistically significant improvements in fasting blood glucose relative to injectable insulin.

Reliability of Dosing

Inaccurate dosing of insulin can cause low blood glucose, known as hypoglycemia, or high blood glucose, known as hyperglycemia. Severe hypoglycemia can cause loss of consciousness, which can result in emergency room admission. Mild to moderate forms of hypoglycemia can cause dizziness, which can be quickly treated with sugar pills or fruit juices among other things. Hyperglycemia, indicates that patients are not taking enough insulin, which must be adjusted accordingly. Hyperglycemia is not immediately dangerous like hypoglycemia and is accompanied by drowsiness and loss of energy. Concerns about reliability of inhaled insulin have focused primarily on hypoglycemia.

In almost all prior published studies, blood glucose control with inhaled insulin was non-inferior to injected regular insulin in both type 1 and 2 diabetes patients. The efficacy of inhaled insulin was maintained for a prolonged period of time and was preferred by patients to injected insulin and oral regimes. The similarity with injections was notable because the dosing unit with Exubera, 3 and 8 IU increments or combinations, is considerably less than the 1 IU increment typically available with pen injection insulin. Despite Exubera’s larger dosing unit, rates of hypoglycemia were lower among type 2 diabetes patients using Exubera than those using injections and declined with use over time.

In a three-month study conducted by Novo Nordisk, the AERx inhaled insulin product candidate and insulin injections demonstrated similar rates of overall blood glucose control and hypoglycemia, in type 2 diabetes patients. A six-month study conducted by Lilly with AIR demonstrated that there were no statistical differences in efficacy or episodes of hypoglycemia among type 2 diabetes patients receiving AIR therapy or injected insulin. AIR insulin powder was available to patients in either 2 or 6 IU increments.

In summary, the previous concerns regarding inhaler dosing reliability for inhaled insulin were repeatedly addressed using a variety of inhaler systems. These studies demonstrate that insulin administration by inhalation had similar or improved repeatability to injectable insulin. We have demonstrated that Dance 501 is reliable compared to injections in our Samba-01 clinical trial, a Phase 1/2 pharmacokinetics, or PK, study in type 1 diabetes patients. We expect similar results in our Samba-02 clinical trial, a Phase 2 PK/PD, or pharmacodynamics, study in type 2 diabetes patients.

Clinical Safety of Inhaled Insulin

Inhaled insulin has been studied extensively in over 10,000 patients across more than 100 clinical trials demonstrating safety and efficacy. Numerous non-clinical and clinical publications have demonstrated the safety of inhaled insulin. Concern regarding first generation inhaled insulin focused on the incidence of hypoglycemia and pulmonary safety.

The main regulatory concern about inhaled insulin is safety. We believe that our liquid formulation has a higher insulin purity level than other insulin formulation currently on the market, which we believe will allow us to reference data from prior clinical trials conducted with other products in order to accelerate the regulatory approval process. For instance, we believe our formulation contains 15% to 20% of naturally occurring additives that are ubiquitous in the body when compared to a 40% additive profile for Exubera and 90% additive profile for Mannkind’s Afrezza. These natural additives have been used in previously approved inhaled insulin products, which we believe enables us to reference their demonstrated safety for

Dance 501. We believe the regulatory agencies’ prior findings and reference published data regarding the extensive long-term inhaled insulin safety studies, provide consistent and reassuring results. We have received centralized scientific advice through the EMA Scientific Advice Process indicating that a single one-year, Phase 3 trial involving 750 adult patients may be adequate to support approval in the European Union and we are pursuing a similar regulatory strategy in the United States and China.

Pulmonary Safety

During more than 20 years of inhaled insulin development, investigators primarily focused on three pulmonary safety issues.

Changes in Lung Function.    One to two year trials observed small, reversible, non-progressive changes of 1-2% in one or two measurements of lung function. These effects were not deemed clinically significant, were not detectable by the patients and were not associated with any pathology. In the eight-year study, patients on Exubera had lung function similar to or better than patients treated with injections. No signs of pulmonary inflammation were observed in two subsequent seven-month studies of Exubera. Insulin is an anabolic hormone and has been shown to be beneficial to the lungs in animal models of pulmonary injury and disease.

Antibody Levels.    The delivery of insulin, whether by injection or inhalation, leads to the formation of circulating insulin antibodies in some patients. In prior clinical development programs, the delivery of insulin by inhalation induced higher antibody levels in some patients than comparators; however, these antibodies were not associated with any adverse events and did not decrease the effectiveness, safety or tolerability of inhaled insulin over time and were similar in type to those generated by injection. In both cases the immune response does not produce an allergic reaction or inflammation.

Incidence of Lung Cancer.    In the Phase 3 trials conducted by Pfizer, a numerically larger but not statistically significant number of incidents of lung cancer were seen in Exubera patients who were former heavy smokers compared to former heavy smokers who used injected insulin. In a two-year observational follow-up on the prevalence of lung cancer in Exubera patients completed in 2012, the FUSE study, an apparent imbalance was seen in lung cancer diagnosis between patients who were former smokers and took Exubera and those who were treated with multiple comparators. After reviewing the results of the FUSE study, an independent scientific steering committee recommended that no special screening for lung cancer be conducted for patients exposed to Exubera beyond what is currently recommended. In a two-year Phase 3 clinical trial involving 385 patients conducted with another inhaled insulin product, five cases of lung neoplasia (abnormal mass of lung tissue) were seen in the injected group as compared to three cases in the inhaled group. To date, MannKind Corporation has not reported any increased risk of lung cancer during clinical trials conducted with its inhaled insulin. We are not aware of any other published studies of lung cancer incidences with inhaled insulin. High circulating insulin concentrations in diabetes, known as hyperinsulinemia, are not associated with an increase in lung cancer incidence. The literature on cancer, diabetes and insulin is long and extensive and suggests that insulin use may be associated with a decrease in cancer incidence in diabetes patients, presumably through the lowering of blood glucose.

The EMA has not requested that we conduct a clinical trial to measure lung cancer incidence with inhaled insulin. Pursuant to an EMA request, if Dance 501 is approved, we will follow patients in selected countries through electronic health history databases.

Dance 501: Our Lead Product Candidate

We designed Dance 501 to better meet the needs of patients based on our management team’s prior experience and direct input from patients and clinicians. We believe the attributes and design of Dance 501 will allow us to penetrate and expand the insulin therapy market by addressing the unmet needs of many patients who have been unable to control their diabetes with current therapeutic options. We believe patient preference has a significant impact on buying decisions for insulin products and, when combined with strong clinical results and reasonable pricing, will drive commercial adoption of Dance 501.

We believe Dance 501 will be an attractive alternative to currently available therapies for patients and the healthcare community based on the following features:

Modern Design and Features.    Dance 501 has been designed with the shape and appearance of a modern consumer electronic device. Its hand held size, allows for discreet administration of insulin in public. In addition, our vibrating mesh technology quietly releases a smooth mist, which also reduces the cough reaction that can be induced by dry powder formulations. We believe Dance 501’s differentiated features and modern design will enable broad market adoption and overcome hurdles faced by prior inhaled insulin devices, encouraging appropriate use of insulin at mealtime.

Easy-to-Use.    Dance 501 was designed based on feedback from patients and the healthcare community. We developed Dance 501 to address the needs of busy patients and healthcare providers, ultimately creating a device that people can use without significant disruption to daily life. Patients can accurately and quickly dispense a few drops of liquid insulin from the sterile dispenser into the reservoir on top of the device for dosing at mealtime and inhale their full dose in a few breaths. Dance 501 is breath-controlled and only produces mist when a patient breathes correctly, thereby preventing accidental dosing or waste. Dance 501 has guiding lights that instruct the patient to modify his or her breathing in order to efficiently obtain the optimal dose in one to three breaths. The insulin dispenser stores enough doses for one to four weeks, depending on the patient’s insulin needs, and is stable at room temperature during that period.

High Purity Formulation.    We have stabilized insulin in a preservative-free liquid formulation with minimal additives in order to make it comfortable for daily inhalation. We have seen minimal to no cough in our clinical use to date. We believe our high purity formulation will allow us to reference data from prior clinical trials conducted with other products in order to accelerate regulatory approvals. In addition, the process for producing and packaging our liquid formulation is designed to be cost efficient, which we believe will allow us to price Dance 501 competitively.

Advanced Delivery Technology.    We have exclusively licensed Aerogen’s vibrating mesh technology which was adapted for use with our electronic inhaler. This technology is controlled by software inside the inhaler, which turns it on or off in less than a second to precisely coordinate with the patient’s breathing behavior. Insulin drops are placed on top of the mesh in a small chamber, the mesh is turned on and liquid insulin is rapidly and efficiently pulled through the microscopic holes to create a smooth mist. Commercial products that incorporate the vibrating mesh technology are currently used in hospitals or at home for asthma, chronic obstructive pulmonary disease and respiratory infections. The prior commercialization of the vibrating mesh technology by Aerogen allowed us to accelerate the development of Dance 501.

Dance 501 Platform Enhancements

If we receive the requisite regulatory approvals to market Dance 501 in the United States, European Union, China or other foreign jurisdictions, we plan to subsequently introduce a series of electronic inhaled insulin devices with continuous improvements to Dance 501 and new features based on patient and clinician preferences. Since Dance 501 is an electronic device we can continue to evolve its capabilities to incorporate patient feedback and technological innovations. We are currently working on the following next generation features:

•	Device-integrated insulin cartridge;

•	Dial-a-dose capability;

•	Small rechargeable battery;

•	Memory capabilities for compliance monitoring (micro-USB);

•	Smart phone and wi-fi compatibility; and

•	Integrated blood glucose monitoring.

Dance 501 Current Clinical Results

In clinical trials to date, we have observed that Dance 501 produces insulin levels in the bloodstream similar to that seen in healthy individuals during the digestion and absorption of a meal. As a result, we believe that Dance 501 will be beneficial not only for insulin-using diabetes patients, but also for patients with type 2 diabetes who are not currently using insulin. Similar to first generation products, we do not initially intend to include patients with severe chronic obstructive pulmonary disease and severe asthma or patients who are active smokers in our Phase 3 clinical trials.

In our clinical trials to date, we have not observed any significant adverse events and Dance 501 has demonstrated ability to deliver consistent doses of insulin. We have an ongoing program of safety surveillance and adverse event reporting for the purpose of evaluating the ongoing safety data concerning the use of Dance 501 inhaled insulin. We have completed or are currently conducting the following studies:

Samba-02 Phase 2 PK/PD Study.    We have completed randomized, open label, active-controlled trial investigating the pharmacokinetics and pharmacodynamics of three dose levels of inhaled insulin in 23 insulin-treated adult patients with type 2 diabetes. The objectives were to assess short-term safety, to determine dose to dose variability between patients and within individual patients dose linearity, dose comparability between two different formulation concentrations and dosing efficiency, or the relative blood glucose lowering effect attributable to an IU of inhaled insulin compared to an IU of injected rapid acting insulin, in this case Humalog.

Although final data will not be available until March 2014, some of the key clinical results have been made available and are summarized below. The three dose levels of inhaled insulin that were studied were shown to be equivalent to 69 IU, 139 IU, and 208 IU of injected human insulin. The injected human insulin comparator, Humalog, was dosed in 9 IUs for comparison. These doses of Dance 501 were selected to be approximately equivalent to 9, 18 and 27 IUs of injected insulin and are designated below as “Inhaled IU.”

The table titled “Dance 501 PK Profile vs. Humalog” or Table 1 shows mean insulin blood profiles of three doses of inhaled insulin from 23 adult patients and one dose of injected Humalog from 6 adult patients. The linearity of absorption with increasing doses of inhaled insulin is shown in the table titled “Dance 501 Dose Linearity Profile”, as more insulin was inhaled the response in the appearance of insulin in the blood as measured by area under the blood insulin time curves was linear. In addition, the table also shows that inhaled insulin has a faster onset of action compared to the injected rapid acting analog, Humalog.

We plan to make Dance 501 available in two dosage strengths; a low concentration and a high concentration formulation. Table 1 shows the absorption profiles when 9 inhaled IUs were given in three drops of a low concentration formulation or one drop of a formulation that was three times more concentrated than the low dose. These results show there is good dose comparability between the two different concentrations.

Samba-01 Phase 1/2 PK Study.    In July 2013, we completed our Samba-01 Phase 1/2 PK Study using a single low dose of inhaled insulin in 12 adult patients with type 1 diabetes. This study was conducted in Germany at Profil Metabolic Research Institute, with the primary objective of evaluating the dose to dose variability between patients and within individual patients as well as the PK response to inhalation of insulin with Dance 501. The efficiency of inhaled insulin is lower than injections as insulin is lost to the device, mouth, pharynx and over the surface area of the lungs prior to delivery into the blood. Our efficiency was 10 to 12% relative to Humalog based on the Samba-01 PK study in Type 1 patients, indicating that a significantly higher dose of insulin must be inhaled to obtain the same level of blood glucose. At the relatively low dose we used in Samba-01, inhaled dose equivalent to 6 IUs injected, which is about 1/3 of the typical type 2 patient’s meal time dose, injected Humalog had a higher blood concentration than the inhaled dose. However, the inhaled dose had a faster onset and longer duration of action than the injected Humalog.

Dance 501 was administered by inhalation at a dose of 50 IU and Humalog for injection was administered by injection at a dose of 6 IU. In all patients enrolled in the Samba-01 study, regardless of the Dance 501 lot, the insulin concentrations in the blood increased rapidly after administration of Dance 501 and returned to pre-dose levels by eight hours after inhalation. In comparison to Humalog, the maximum insulin blood concentration with Dance 501 was lower at the 50 IU inhaled dose, but onset of action was faster, and the duration of action of Dance 501 was observed to be longer. The profile of the inhaled insulin at this low dose is consistent with previous studies. At higher doses, inhaled insulin blood concentration also shows a prominent early peak. The typical type 2 diabetes patient’s dose is about 3 times higher than the dose used in this study. These results suggest that inhaled insulin has elements of both rapid acting and longer-lasting insulin.

Intra-subject Variability

Parameter	Intra-subject CV%

AUCins 0-8 hr	27.5

AUCins 0-1 hr	19.3

AUCins 0-2 hr	22.4

Cmax	26.3

MRT	4.8

Injected insulins PK	15-25

Inter-subject Variability

Group	AUCins 0-8 hr CV%	Cmax CV%

Low	32.9	28.3

Medium 1	53.2	46.1

Medium 2	37.4	31.3

High	42.2	37.8

SC Lispro	46.0	33.7

Secondary objectives of the Samba-01 study in patients with type 1 diabetes were to evaluate the safety and tolerability of Dance 501 inhaled insulin administered using Dance 501 device and to evaluate the post meal blood glucose response after insulin inhalation. Meal-induced blood glucose concentrations were overall higher after inhalation with Dance 501 human insulin compared to Humalog resulting in an average potency for Dance 501 of approximately 10%. There were no significant safety concerns observed in the study.

The results of the Samba-01 study indicate that Dance 501 produced similar variability to that obtained with traditional insulin injections. Samba-01 results were submitted to the European health authority in Germany (BfArM), and led to approval to enter Samba-02 with much higher doses of inhaled insulin in adult patients with type 2 diabetes.

Device Human Factors Studies.    To date, we have conducted four human factors studies, each enrolling 15 to 20 patients, involving how humans behave physically and psychologically in relation to a new product. Our first study was focused on the feasibility and comfort of the breathing maneuver of the Dance 501 device, after a brief training demonstration. A second study was focused on the various product attributes, including ease-of use. Our third device human factors study spanned two weeks and focused on ease-of-use during mealtime. The objective was to obtain patient feedback from real world experience in order to further optimize the commercial device design and the patient training materials. Patient feedback from this study was positive and also provided useful feedback for refining some aspects of the device such as positioning and intensity of the lights and power button. We are using this patient feedback to further optimize Dance 501 before we begin commercial scale manufacturing. We recently completed a fourth study focused on dispenser use. We plan to conduct at least two additional human factor studies and enroll in each study approximately 15 to 30 patients.

Aerosol Deposition Study.    We completed an aerosol deposition study, which was conducted using a radioactive tracer and scintillation counter for producing pictures of internal parts of the body, in six healthy normal volunteers, which measured how Dance 501 performed in delivering insulin into the deep lung. The results showed a higher percentage deep lung deposition compared to other previous aerosol device published data. We currently are conducting a second larger aerosol deposition study in ten healthy normal volunteers to confirm the findings of the first study. We expect the results from the second study to be available in February 2014.

Dance 501 Future Development Plan

We are pursuing registration of Dance 501 in the United States, European Union and China. We intend to leverage the clinical history of inhaled insulin, including referencing the extensive historical safety and efficacy database from Exubera and other inhaled insulin products through a 505(b)(2) NDA in the United States and the full mixed application under Article 8(3) in the European Union.

United States.    We expect to pursue the clinical development of Dance 501 in the United States based on non-inferiority endpoints and a 505(b)(2) NDA. Section 505(b)(2) of the Federal Food, Drug & Cosmetic Act allows applicants to obtain approval of NDAs containing investigations of safety and effectiveness that were not conducted by or on behalf of the applicant, but for which the FDA has issued an approval. This type of application allows an applicant to rely, at least in part, on the FDA’s findings of safety and/or effectiveness for a previously approved drug, commonly referred to the reference drug. The purpose of this process is to prevent duplication of preclinical and certain human studies. Applicants, however, must provide additional preclinical or clinical data necessary to demonstrate that differences from the reference drug do not compromise safety and effectiveness. The 505(b)(2) pathway can be used for a range of products, including, among other things, changes in dosage form, strength, route of administration, formulation, dosing regimen or indication. We believe this category is applicable to Dance 501. If we receive feedback from the FDA that it would not approve a NDA for Dance 501 on the basis of a single Phase 3 trial, we would then expect to run two Phase 3 trials simultaneously.

European Union.    We intend to seek approval for Dance 501 from the EMA through the full mixed application under Article 8(3) regulatory pathway. Article 8(3) provides an option to submit references to existing scientific literature or data in lieu of reports of an applicant’s own clinical or nonclinical studies. We have completed the regulatory EMA Scientific Advice Process in Europe, which included meetings with six national authorities in Europe (Germany, Sweden, the United Kingdom, Ireland, the Netherlands and Belgium). We have received advice through the EMA Scientific Advice Process indicating that we may conduct a single global Phase 3 trial to support approval in the European Union. Therefore, we plan to a conduct a single global Phase 3 trial in 750 adult patients with type 2 diabetes comparing Dance 501 to long-acting injected insulin and/or rapid acting injected insulin in multiple countries. Our European Union Clinical Trial Application, or CTA, submitted to the German National Authority, BfArM, was approved in March 2013 for our Phase 1/2 trial, which was completed in the third quarter of 2013. Our updated CTA was approved in the third quarter of 2013 for our Phase 2 trial, which is currently ongoing.

China.    Through our joint venture with Harmony, we are beginning to work toward developing a regulatory strategy to seek expeditious regulatory approval in China, with a goal of filing with the CFDA or other appropriate agency before the end of 2014. We have not yet determined the appropriate regulatory pathway in China, but are attempting to determine and then propose an abbreviated approval route by the end of 2014. Our proposal will include a request that we be permitted to reference the existing safety and efficacy data on inhaled insulin in a manner similar to what is permitted in the United States and European Union.

Studies and Trials

We intend to initiate a Phase 3 pivotal program for Dance 501 in the United States and European Union in early 2015, subject to acceptance of our Phase 3 protocols by the regulatory authorities, and we expect the program to be completed in 2016.

Samba-04 Phase 3 Trial.    We plan to conduct a single global pivotal trial designed to demonstrate safety and efficacy of our insulin formulation and Dance 501 drug/device combination product. We intend to demonstrate that an appropriate dose of Dance 501 inhaled insulin at mealtime provides the same blood glucose control as injected insulin by measuring HbA1c levels. More than 20 inhaled insulin Phase 3 trials conducted over the past 15 years successfully achieved this primary endpoint. Additional Phase 3 studies were conducted to confirm safety. We also plan to measure several important secondary endpoints, such as fasting and post mealtime blood glucose levels, which indicate blood glucose levels before and after a meal. We expect that the trial will have a six-month efficacy period that will be followed by a six-month safety extension for a total duration of 12 months.

According to the advice we received through the EMA Scientific Advice Process, we expect this pivotal trial to consist of a single Phase 3 trial in adult patients with type 2 diabetes with the following features:

•	non-inferiority of Dance 501 compared with long-acting injected insulin and/or rapid acting mealtime injected insulin;

•	a randomization ratio of two-to-one, including 500 inhaled insulin and 250 injectable insulin;

•	six month efficacy period, evaluating HbA1c levels, both fasting and post mealtime blood glucose, body weight, lung function, antibodies, respiratory tract infections events and hypoglycemia; and

•	six month safety extension, evaluating lung function, antibodies, upper respiratory tract infection events, hypoglycemia and other potential adverse effects.

This pivotal trial is part of our regulatory strategy and is designed to satisfy our regulatory requirements for the United States and other geographic regions for which we seek marketing approval.

Sales and Marketing

We expect to utilize our internal expertise with inhaled insulin to pursue United States and European Union regulatory approvals without a collaboration partner. We believe this will allow us to enter into more favorable commercial partnerships once we have submitted our marketing applications in the United States and European Union. We will consider partnership opportunities in other regions on a case-by-case basis, in an effort to engage commercial partners on beneficial terms and maximize sales.

We currently have no sales, marketing or distribution capabilities. In order to commercially market Dance 501 and any product candidates we develop in the future, we would either need to develop an internal sales team and marketing department or collaborate with third parties who have sales and marketing capabilities.

Manufacturing

We do not have any manufacturing facilities. We rely on third-party manufacturers to produce bulk insulin, drug product, and devices to meet our requirements for clinical supply. We have personnel with significant technical, manufacturing, analytical, quality and project management experience to oversee our third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes.

Aerogen manufactures our vibrating mesh component on the same commercial line as their commercial products, which include Philips Healthcare’s Nivo, GE Healthcare’s Engström Carestation, Hamilton Medical AG’s ventilators, and Maquet Getinge Group’s Servo-i ventilator. This component is then sent to Phillips Plastic Corporation, a third-party manufacturer, who manages the device supply chain and manufactures the finished Dance 501 inhaler. We rely on these manufacturers to comply with relevant regulatory requirements, including compliance with federal Quality System Regulations. We believe these manufacturers have the capacity to meet our Phase 3 clinical and commercial requirements and comply with relevant regulatory requirements.

We are currently negotiating agreements to purchase bulk insulin and formulated finished drug product from suppliers who we believe have sufficient capacity to provide us with Phase 3 clinical and initial commercial quantities of the drug substance. We must manage the quality systems of our suppliers to maintain compliance with relevant regulatory requirements, including cGMP.

We currently formulate and fill the Dance 501 drug product in a manufacturing suite at the University of Iowa and are in the process of developing a relationship with another sterile drug product manufacturer in Europe, which has commercial experience with insulin and with our specialized dispenser.

Competition

The pharmaceutical and biotechnology industries are highly competitive and characterized by rapidly evolving technology and intense research and development efforts. We expect to compete with companies, including major international pharmaceutical companies, and other institutions that have substantially greater financial, research and development, marketing and sales capabilities and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and marketing and selling biopharmaceutical products. We will face competition based on, among other things, product efficacy and safety, the timing and scope of regulatory approvals, product ease of use and price.

The standard therapies for type 2 diabetes includes both non-insulin treatments and injectable insulins. Primarily due to their ease of use, oral non-insulin medications are usually the first recommended therapy, but are inadequate to treat patients who have lost significant glucose control. Insulin injections, the cornerstone of current treatment guidelines, are generally viewed unfavorably by many patients due to the need for daily injections. Injections can be painful and cumbersome which may lead to avoidance and non-compliance and may result in significant health consequences for patients. Studies have shown that earlier and regular treatment with insulin leads to better blood glucose control, which can extend life expectancy and improve quality of life while reducing the costs of managing diabetes and its complications.

Diabetes Treatments

We believe that Dance 501 has important competitive advantages in the delivery of insulin when compared with currently known alternatives. However, new drugs or further developments in alternative drug delivery methods may provide greater therapeutic benefits, or comparable benefits at lower cost, than Dance 501.

We have set forth below more detailed information about certain of our competitors based on information currently available to us.

Methods of Insulin Delivery

Pens

An alternative to the traditional delivery of insulin with a syringe is delivery of insulin through an insulin pen injector, or insulin pens. Insulin pens contain a cartridge of insulin and enable a patient to dial his or her selected dose on the pen prior to injection. Insulin pens have fine needles. We intend to compare Dance 501 to insulin pens in our Phase 3 trial.

Pumps

Insulin pumps are another injectable insulin delivery method. Insulin pumps are small computerized devices that deliver rapid acting insulin in two ways:

•	through a steady basal dose; and

•	through a bolus dose at mealtime.

There are two types of insulin pumps: tethered pumps and patch pumps. Tethered pumps deliver insulin through a flexible plastic tube called a catheter with the aid of a small needle. The catheter is inserted through the skin into the fatty tissue and is taped in place. Patch pumps are surgically connected to a patient’s body and wirelessly controlled with a separate device.

Animas Corporation, Accu-Cheek, Asante Solutions, Inc. Medtronic Inc., Sooil USA and Tandem Diabetes Cares, Inc. have market approval for tethered pumps and Insulet Corporation, Valeritas Inc. and Calibra Medical have market approval for patch pumps.

Rapid-acting Injected Insulin

There are several formulations of rapid-acting injected insulin that claim to reach peak insulin levels within 30 to 90 minutes after injection. The principal products in this category are Humalog, which was developed by Lilly, NovoLog, which was developed by Novo Nordisk, and Apidra, which was developed by Sanofi.

Several insulin products in development are reported to have a time-action profile that is more rapid than that of the currently available rapid-acting injected insulin analog. Halozyme Therapeutics, Inc. has conducted Phase 2 clinical studies to evaluate the safety and efficacy of a formulation of human insulin or an insulin analog that is co-administered with a naturally occurring enzyme. Novo Nordisk has conducted Phase 1 clinical studies of NN1218, an insulin analog that is intended to provide faster onset of action than the currently available rapid-acting injected insulin analogs. Biodel, Inc. is developing ultra-rapid acting injected insulin formulations, one of which has advanced to a Phase 2 clinical trial.

Inhaled Insulin Delivery Systems

To our knowledge, there is currently one other company, MannKind, that is developing an inhaled insulin product called Afrezza. MannKind has filed an NDA with the FDA and is currently awaiting approval to market Afrezza in the United States. Other companies, which may not have made any public disclosures about their development programs, may be developing additional non-invasive products for the treatment of diabetes, or may embark upon such development programs in the future.

Oral Insulin

We are not aware of any approved oral insulin products. The formulation of insulin in an oral dosage form is challenging for the following reasons:

•	Digestive enzymes. Insulin is rapidly broken down in the stomach and intestines by digestive enzymes.

•	Impermeable intestinal membrane. The permeability of the stomach and intestine is extremely low for proteins, such as insulin.

•	Timing. Insulin mixes with food in the stomach and cannot be rapidly absorbed as required for mealtime administration.

Novo Nordisk and Biocon Ltd have publicly stated that they are developing oral insulin formulations.

Oral and Injectable Non-insulin Medications

There are a number of currently available non-insulin medications for type 2 diabetes which include:

•	GLP-1 agonists, such as exenatide or liraglutide, which mimic a naturally occurring hormone that stimulates the pancreas to secrete insulin when blood glucose levels are high.

•	Inhibitors of dipeptidyl peptidase IV, such as sitagliptin or saxagliptin, are a class of drugs that work by blocking the enzyme that normally degrades GLP-1.

•	Sulfonylureas and meglitinides, classes of drugs that act on the pancreatic cells to stimulate the secretion of insulin.

•	Thiazolidinediones, such as pioglitizone, and biguanides, such as metformin, which lower blood glucose by improving the sensitivity of cells to insulin, or diminishing insulin resistance.

•	Alpha-glucosidase inhibitors, which lower the amount of glucose absorbed from the intestines, thereby reducing the rise in blood glucose that occurs after a meal.

•

SGLT-2 inhibitors, a new class of medications that lower blood glucose by increasing glucose excretion in urine. Examples include dapagliflozin, which was recently approved in Europe but not in the United States and canagliflozin, which is currently under review by the FDA.

Insulin has been shown to be more effective at controlling blood glucose than these non-insulin medications and has the important additional benefit of protecting the insulin-producing cells in the pancreas from further deterioration.

Intellectual Property and Proprietary Technology

Our success will depend in part on our ability to obtain and enforce our intellectual property rights and effectively maintain our trade secrets. We file patent applications on important technological developments that relate to Dance 501 and methods of using Dance 501. We seek intellectual property protection in the

United States, European Union, China and selected other jurisdictions for significant inventions. We have obtained, are seeking, and will continue to seek patent protection on the methods and devices flowing from our research and development efforts.

Dance 501 is covered by a combination of patents and patent applications that are owned by us or exclusively licensed to us to protect the components of Dance 501’s delivery device, formulation and container technology. We intend to continue to file patent applications as we develop our next-generation devices, containers and formulations.

We have sought patent protection in the following areas:

Devices to Aerosolize Liquid Insulin

We currently license nine United States patents and have filed six United States patent applications relating to various aspects of devices used to aerosolize liquid medicaments. We also have several related applications pending in foreign jurisdictions. Further, we plan to file several new applications in the coming year on other aspects of our aerosolization devices.

The nine licensed patents are sub-licensed from Aerogen Limited (which sub-licensed the patents from its parent company, Stamford Devices Limited, which in turn licensed the patents from Novartis Pharma AG). We own the six pending United States applications (and associated foreign applications). A summary is set forth below.

Aerogen licensed patents.    The nine United States patents are exclusively licensed to Dance in the field of inhaled insulin delivery for treatment of diabetes, excluding delivery in an acute care hospital environment. These patents expire between 2020 and 2023. The Aerogen patents cover various aspects of the aerosolization device, including the vibrating mesh, vibration control, fluid feed, and dosage introduction.

Dance patent filings.    The six pending applications referenced above are assigned to Dance. Of these, one United States application relates to a single dose inhaler and was filed in 2011 (with a claim of priority to a provisional application filed in 2010). This application has also been filed in multiple foreign jurisdictions. Further, a continuation application was filed in the United States in 2013. This continuation application was filed as an “expedited” application under Track 1 of the United States PTO rules.

Another of the United States applications was filed in 2013 (with a claim of priority to a provisional application filed in 2012) and relates to inhalers controlled and powered by mobile devices. This application has also been filed under the Patent Cooperation Treaty, or PCT.

Finally we anticipate filing multiple other patent applications to cover several recent innovations relating to the Dance 501 device in the coming months. We have not yet determined how many patent applications will be filed on these innovations.

Insulin Storage and Dispensing

We have filed two United States applications relating to the storage and dispensing of insulin. A summary is set forth below.

Dance Pump Patent.    We have filed one United States application in 2013 (with a claim of priority to a provisional application filed in 2012) relating to a pump mechanism and methods for metered dose loading of an inhaler. This application was also filed under the PCT.

Dance Dispenser Patent.    We have filed one provisional United States patent application in 2013 that relates to liquid dispensers for unit dose dispensing.

Formulation

We have filed one United States patent application on our insulin formulation. This application was filed in 2011 (with a claim of priority to a United States provisional application filed in 2010). This application has also been filed in multiple foreign jurisdictions.

The field of pulmonary drug delivery is crowded and a substantial number of patents have been issued in these fields. In addition, because patent positions can be highly uncertain and frequently involve complex legal and factual questions, the breadth of claims obtained in any application or the enforceability of issued patents cannot be confidently predicted. Further, there can be substantial delays in commercializing pharmaceutical products, which can partially consume the statutory period of exclusivity through patents.

In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, either in the United States or abroad. Statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may limit the patent protection we are able to secure internationally. Consequently, we do not know whether any of our pending or future patent applications will result in the issuance of patents or, to the extent patents will be issued, whether these patents will be subjected to further proceedings limiting their scope, will provide significant proprietary protection or competitive advantage, or will be circumvented or invalidated. Furthermore, our pending applications may become subject to disputes that could be resolved against us. In addition, in certain countries, including the United States, applications are generally published 18 months after the application’s priority date. In any event, because publication of discoveries in scientific or patent literature often trails behind actual discoveries, we cannot be certain that we were the first inventor of the subject matter covered by our pending patent applications or that we were the first to file patent applications on such inventions.

We do not believe that we are infringing any valid claims of any patent owned by a third party. However, if a court were to determine that our inhaled insulin product was infringing any such patent rights, we would have to establish with the court that these patents were invalid in order to avoid legal liability for infringement of these patents. Proving patent invalidity can be difficult because issued patents are presumed valid. Therefore, in the event that we are unable to prevail in an infringement or invalidity action we will either have to acquire the third-party patents outright or seek a license, probably royalty-bearing. Royalty-bearing licenses effectively increase costs and therefore may materially affect product profitability. Furthermore, if the patent holder refuses to either assign or license us the infringed patents, it may be necessary to cease manufacturing the product entirely and/or design around the patents. In either event, our business would be harmed and our profitability could be materially adversely impacted. If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office, or United States PTO, to determine priority of invention. We may be required to participate in interference proceedings involving our pending applications and/or patents that issue from those applications.

We also rely on trade secrets and know-how, which are not protected by patents, to maintain our competitive position. We require our officers, employees, consultants and advisors to execute proprietary information and invention and assignment agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of our relationship must be kept confidential, except in specified circumstances. These agreements also provide that all inventions developed by the individual on behalf of us must be assigned to us and that the individual will cooperate with us in connection with securing patent protection on the invention if we wish to pursue such protection. These agreements may not provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information.

We also execute confidentiality agreements with outside collaborators. However, disputes may arise as to the ownership of proprietary rights to the extent that outside collaborators apply technological information to our projects that are developed independently by them or others, or apply our technology to outside projects, and there can be no assurance that any such disputes would be resolved in our favor. In addition, any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business could be harmed.

Licenses and Collaborations

License Agreement with Aerogen Limited

In November 2010, we entered into a license agreement with Aerogen pursuant to which Aerogen granted to us an exclusive worldwide license, with sublicensing rights, to develop and commercialize portable insulin delivery devices containing Aerogen’s vibrating mesh aerosolization technology. Under the agreement, Aerogen is obligated to use commercially reasonable efforts to collaborate with us to exclusively develop and manufacture devices for us, and we are responsible for establishing product requirements for the device. Further, we are responsible for obtaining and maintaining all regulatory approvals for the drug/device combination globally, as well as for all commercialization activities relating to the drug/device combination, whereas Aerogen is obligated to provide us with regulatory assistance on documents pertaining to the device. A joint development committee has been formed to facilitate and oversee the development of the device.

Pursuant to the license agreement, we issued to Aerogen (i) a warrant to purchase 194,288 shares of our common stock at an exercise price of $0.01 per share and (ii) an additional warrant to purchase 485,720 shares of our common stock at an exercise price of $0.01 per share, which is only exercisable by Aerogen after the completion of the insulin feasibility study, whereby the device is successfully combined and integrated with a viable insulin packaging system. That condition has been satisfied. We are obligated to fund all device development activities and upon commercialization, we are obligated to pay Aerogen tiered low single digit royalties on net sales of the product for the longer of the life of certain patents covering the product or 10 years after the first commercial sale of the product in the respective country.

Aerogen will supply the device to us for clinical and commercial purposes, and we will pay an agreed upon transfer price. For clinical use, we will pay Aerogen a price equal to Aerogen’s cost on the device. For commercial use, we will pay Aerogen a price equal to Aerogen’s cost plus a margin, which is to be negotiated. Under this license agreement, we also plan to develop additional follow-on devices with Aerogen under similar terms and pricing before the first device is on the market.

The license agreement with Aerogen will remain in force on a country by country basis until the later of (i) the expiration of the Aerogen patents covering the device or (ii) 10 years after the first commercial sale of the product. In the case of material breach, the license may be terminated by either party by providing 90 days written notice to the breaching party and such breaching party has not cured the breach within the 90 day period by Aerogen for Dance’s insolvency or if we challenge Aerogen’s patents.

Joint Venture with Harmony Plus Holding Limited

In February 2013, we entered into an agreement to form a joint venture with Harmony Plus Holdings Limited in Hong Kong, or Harmony, to seek regulatory approvals and commercialize inhaled insulin in China and certain other Pacific Rim countries, excluding Japan, or the Harmony Territory. Pursuant to the joint venture, the parties formed a limited liability company, or the Asia JV, which is directed and managed by a board of directors with an equal number of representatives from both us and Harmony. The Asia JV has three classes of shares of capital stock with an equal number of shares outstanding in each class. The classes of shares represent the profit share between Harmony and us for certain regions in which the Asia JV participates, specifically, 70% of the Class A Shares are owned by Harmony and 30% are owned by us and represent the profit share in China, 50% of the Class B Shares are owned by Harmony and 50% are owned by us and represent the profit share in Australia and New Zealand and 60% of the Class C Shares are owned by Harmony and 40% are owned by us and represent the profit share in the other countries in which the Asia JV participates. Subject to the approval of the board of directors of the Asia JV, Harmony or third parties may make additional capital contributions, which could dilute our share percentage in the Asia JV. Under no circumstances, however, can our ownership of any class of shares in the Asia JV fall below 20%. Under the agreement, we are responsible for development of the inhaled insulin program in the United States and the European Union and other countries outside of the Harmony Territory while the Asia JV is responsible for managing and funding clinical enrollment in the Harmony Territory as well as commercializing Dance 501 in the Harmony Territory.

Under the agreement, we will negotiate and enter into a separate license agreement with the Asia JV, under which we will grant the Asia JV an exclusive license, under all relevant patents, patent applications and product trademarks controlled by us, to use, sell, import, and manufacture the product, except for the device mouthpiece cartridge, which will be supplied by Aerogen Limited. Rights to all future improvements and all future versions of inhaled insulin products for the treatment of diabetes and potential treatment of Alzheimer’s are also included under the license. We expect to be eligible to receive a percentage of the royalties on net sales of the product.

We believe that the Asia JV will enable us to significantly expedite our regulatory, manufacturing and commercial partnering efforts in Asia, especially China. Harmony contributes resources, know-how, experience and expertise with regard to the business development, clinical and regulatory process in the Harmony Territory, as well as commercial relationships in the Harmony Territory. We have not yet determined the appropriate regulatory pathway in China, but are attempting to determine and then propose an abbreviated approval route by the end of 2014. Our proposal will include a request that we be permitted to reference the existing safety and efficacy data on inhaled insulin in a manner similar to what is permitted in the United States and European Union.

Augustine P. Y. Chow, Ph.D., a member of our board of directors, is a managing member of Harmony Asset Limited, which is an affiliate of Harmony.

License and Collaboration Agreement with Hikma Pharmaceuticals LLC

In January 2013, we entered into a license, supply and manufacturing agreement with Hikma Pharmaceuticals LLC, or Hikma, pursuant to which we granted Hikma an exclusive license to register and commercialize Dance 501 in all disease indications in the Middle East and Africa, excluding Turkey and certain other countries, or the Hikma Territory. The agreement has a fifteen-year term from the date of the product launch of Dance 501 in one of the countries in the Hikma Territory and will automatically renew for an additional twelve-month term prior to the expiration of the then-current term. The agreement may be terminated by either party by providing at least twelve-months’ written notice prior to the expiration of the then-current term. Under the agreement, we are responsible for global clinical development of Dance 501 in any and all indications, and for assembly of the registration materials, referred to as a common technical document submitted to the EMA or FDA for approval and subsequently used for obtaining approval within the Hikma Territory. Hikma is responsible for registration and commercialization of Dance 501 in the Hikma Territory. Additionally, we granted Hikma the right of first refusal to license all new inhaled insulin products we develop in the Hikma Territory. In addition, Hikma has a right of first refusal to include Turkey as well as Palestinian Territories should such regions become available for inclusion in the agreement.

Hikma paid a non-refundable upfront license fee of $450,000 and is obligated to make certain additional contingent payments pursuant to stated milestones in the agreement. In the fourth quarter of 2013, we met the milestone provisions for the completion and reporting of the Samba-01 clinical PK study and, as of December 31, 2013 were due $300,000 as a clinical milestone payment related to this event. Additional milestone payments may accrue based on pre-specified regulatory and commercial criteria. We intend to supply the product to Hikma for commercial purposes and Hikma will pay to us a supply price equal to a percentage of net sales within the Hikma Territory on a quarterly basis. A joint steering committee will be formed to develop a pricing strategy for Dance 501 in the Middle East and Africa and the committee must agree on which countries are feasible for launching Dance 501 based on profitability margins for both Hikma and ourselves.

A timeline for development of Dance 501 has been accepted by Hikma. If (i) Dance 501 fails to gain approval by the FDA or EMA; or (ii) Dance 501 does not obtain at least one of the foregoing approvals within two years after the applicable timeframe in the agreement, Hikma will receive an additional exclusive license to one other product of ours in development, of Hikma’s choosing, the terms of which will be identical to the current license, excluding the upfront license fee. In addition, Hikma would also have the right to convert an amount equal to the upfront license fee to shares of our equity on terms equal to our most recent or current private or public financing. The license may be terminated by mutual written consent of both parties in writing at any time, for a material breach if such breach is not cured within 2 months’ notice of such breach, insolvency of either party, or a change of control in either party. In addition, either party may terminate the license upon 12 months’ prior written notice of the then-current term.

Manufacturing and Supply Agreements

Manufacturing Agreement with Aerogen Limited

In October 2013, we entered into an addendum to the license agreement with Aerogen, or the Addendum, to expand the scope of the license agreement with Aerogen to include Aerogen’s obligation to supply its proprietary components for commercial production of our inhaled insulin device. Under the exclusive supply terms, Aerogen is prohibited from supplying these certain advance products and proprietary clinical components to any third party for use in the delivery of inhaled insulin for the treatment of diabetes (other than in the acute hospital environment) without our prior written approval. The exclusive supply term continues throughout the period Dance has the obligation to make royalty payments to Aerogen under the license agreement. In the event that we fail to meet the minimum purchase targets during the renewed exclusive supply term or if we otherwise notify Aerogen of such release, the parties agreed that Aerogen shall be released from its exclusivity obligations.

We are obligated to provide Aerogen with non-binding, rolling forecasts for the next four calendar quarters. The quantities of components purchased will be specified in purchase orders submitted by us to Aerogen. The pricing for the proprietary components are based on the actual cost of manufacturing plus a margin.

Under this addendum, we retain the rights to establish an alternative source for the manufacture of components that are not proprietary to Aerogen, as well as finished device assembly, packaging and labeling. However, Aerogen shall remain the sole supplier of its proprietary component, either to us or to the alternative source. Since we decided to work with a Phillips Plastic Corporation to refine the device for high-scale manufacturing and for commercial production of finished devices (discussed below), we formed a joint manufacturing committee with Aerogen to facilitate information exchange. In addition, we have the right to conduct quality audits at Aerogen’s manufacturing facilities up to two times per consecutive twelve-month period.

This addendum will remain in effect as long as the license granted to us by Aerogen pursuant to the license agreement remains in effect. Either party may only suspend performance of its obligation under the addendum or immediately terminate this addendum in whole or in part upon written notice to the other party in the event of insolvency of the other party, or material breach by the other party if such breach is not cured within 30 days.

After the end of the exclusive supply term, exclusive supply may be extended, and if Aerogen intends to discontinue production of the proprietary components, it may do so by providing us with eighteen months written notice prior to the production stop. In this event, Aerogen is obligated to provide any other reasonable assistance needed to facilitate uninterrupted availability of the proprietary components to us. Aerogen will also assist us with qualifying alternate suppliers and use best efforts to assign to us any license rights Aerogen may have with third parties.

Device Manufacturing Agreement with Phillips Plastic Corporation

In November 2013, we entered into a master manufacturing agreement with Phillips, pursuant to which Phillips agreed to manufacture and assemble the finished Dance 501 device for both clinical and commercial use, and to provide support on any regulatory activities necessary for regulatory approval of the device. Under this agreement, we are obligated to provide Phillips with a twelve-month rolling forecast of our orders on a quarterly basis. Purchase orders will be issued based on the product quantity stated in the first calendar quarter of the forecast. Product quantity stated in the last three calendar quarters of the forecast are considered non-binding, and we may cancel or re-schedule deliveries in the last three calendar quarters of the forecast at any time prior to the forecast becoming binding.

The initial pricing for the Dance 501 device will be based on Phillips’ costs plus an agreed margin. Pricing for commercial supply may be fixed for periods of time after the parties agree. In the event that the aggregate cost of materials increase or decrease by 5%, then either party may make a request for a price adjustment.

The agreement with Phillips will remain in force for eight years and will be automatically renewed every year, unless either party provides the other party 90 days written notice of its intent to not renew at the end of the agreement’s current term. Either party may terminate the agreement for the other party’s material breach if such breach is not cured within 30 days. We may also terminate the license for convenience with 90 days’ notice or with 60 days’ notice in the event that product development is halted or discontinued due to technical or regulatory issue. Phillips may terminate or decline renewal of the agreement only following commercial launch of Dance 501 by providing 24 months’ written notice. In any case, Phillips remains obligated to continue manufacturing until we have fully transitioned manufacturing to an alternate supplier. In this case, Phillips is also obligated to provide full technology transfer and a non-exclusive license to any Phillips intellectual property that has been applied in manufacturing Dance 501.

Supply Agreement with Gulf Pharmaceutical Industries

In January 2014, we entered into a supply agreement for recombinant human insulin, or API, with Gulf Pharmaceutical Industries, or Julphar, for the supply of the API required for Phase 3 clinical development and for commercial sale of Dance 501.

The initial term of the agreement is for five years following receipt of marketing approval for Dance 501, with automatic two year renewal terms unless terminated by either party upon 18 months’ notice before the expiration of the then-current term. Either party may terminate the agreement upon 60 days prior written notice to the other party upon a material breach, provided that such notice period shall be extended by such additional period as the breaching party may requires (i) if such breach is reasonably capable of being cured within the period of the proposed extension and (ii) it has commenced and is diligently pursuing efforts to cure such breach. Either party may terminate the agreement upon the bankruptcy of the other party or in the event we discontinue development of Dance 501 for regulatory, financial, technical or commercial reasons.

We are required to deliver rolling forecasts of quantities for API estimated to be required during the immediately following quarter and the subsequent five succeeding calendar quarters. Rolling forecasts for the first two quarters will be binding. Rolling forecasts for the third and fourth quarters are binding for at least 50% of the forecasted quantities. Rolling forecasts for the fifth and sixth quarters are non-binding and serve only to facilitate Julphar’s production scheduling. Together with each rolling forecast, we are required to place a firm order for supply of API for delivery in the first and second quarter. Julphar will accept and fulfill firm orders placed by us to the extent such orders do not exceed 120% of the binding portion of the rolling forecast. In the event the firm order does exceed 120%, Julphar agrees to use commercially reasonable efforts to supply the quantity ordered.

We are required to purchase a minimum quantity of API, set forth in the agreement, from Julphar during each calendar year; provided that Julphar has obtained all regulatory approvals to manufacture API. In the event we do not purchase the above minimum quantities during any calendar year during the term of the agreement, Julphar, as its sole and exclusive remedy, is entitled to terminate this agreement on thirty days written notice.

Governmental Regulations

FDA Approval Process

The FDA and comparable regulatory agencies in state, local and foreign jurisdictions impose substantial requirements upon the clinical development, manufacture and marketing of medical devices and new drug and biologic products. The FDA through regulations that implement the Federal Food, Drug, and Cosmetic Act, as amended, or FDCA, and other laws and comparable regulations for other agencies, regulate research and development activities and the testing, manufacture, labeling, storage, shipping, approval, recordkeeping, advertising, promotion, sale, export, import and distribution of such products. The regulatory approval process is generally lengthy, expensive and uncertain. Failure to comply with applicable FDA and other regulatory requirements can result in sanctions being imposed on us or the manufacturers of our products, including holds on clinical research, civil or criminal fines or other penalties, product recalls, or seizures, or total or partial suspension of production or injunctions, refusals to permit products to be imported into or exported out of the United States, refusals of the FDA to grant approval of drugs or to allow us to enter into government supply contracts, withdrawals of previously approved marketing applications and criminal prosecutions.

The steps typically required before an unapproved new drug or biologic product for use in humans may be marketed in the United States include:

•

Preclinical studies that include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of the product. Certain preclinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, or requiring such studies to be repeated. In some cases, long-term preclinical studies are conducted while clinical studies are ongoing.

•

Submission to the FDA of an IND, which must become effective before human clinical trials may commence. The results of the preclinical studies are submitted to the FDA as part of the IND. Unless the FDA objects, the IND will become effective 30 days following receipt by the FDA.

•

Approval of clinical protocols by independent institutional review boards, or IRBs, at each of the participating clinical centers conducting a study. The IRBs consider, among other things, ethical factors, the potential risks to individuals participating in the trials and the potential liability of the institution. The IRB also approves the consent form signed by the trial participants.

•

Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product. Clinical trials involve the administration of the drug to healthy volunteers or to patients under the supervision of a qualified medical investigator according to an approved protocol. The clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor participant safety and efficacy or other criteria to be evaluated. Each protocol is submitted to the FDA as part of the IND. Human clinical trials are typically conducted in the following four sequential phases that may overlap or be combined:

•

In Phase 1, the drug is initially introduced into a small number of individuals and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. Phase 1 clinical trials are usually conducted in healthy human volunteers and such cases do not provide evidence of efficacy. In the case of severe or life-threatening diseases, the initial human testing is often conducted in patients rather than healthy volunteers. Because these patients already have the target disease, these studies may provide initial evidence of efficacy that would traditionally be obtained in Phase 2 clinical trials. Consequently, these types of trials are frequently referred to as Phase 1/2 clinical trials. The FDA receives reports on the progress of each phase of clinical testing and it may require the modification, suspension or termination of clinical trials if it concludes that an unwarranted risk is presented to patients or healthy volunteers.

•

Phase 2 involves clinical trials in a limited patient population to further identify any possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase 3 clinical trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites. Phase 3 clinical trials usually include a broader patient population so that safety and efficacy can be substantially established. Phase 3 clinical trials cannot begin until Phase 2 evaluation demonstrates that a dosage range of the product may be effective and has an acceptable safety profile.

•

Phase 4 clinical trials are performed if the FDA requires, or a company pursues, additional clinical trials after a product is approved. These clinical trials may be made a condition to be satisfied after a drug receives approval. The results of Phase 4 clinical trials can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system.

•

Concurrent with clinical trials and preclinical studies, companies also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with the FDA’s cGMP requirements for drug products. The manufacturing process must be capable of consistently producing quality batches of the product and the manufacturer must develop methods for testing the quality, purity, and potency of the final products. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

•

The results of product development, preclinical studies, and clinical trials are submitted to the FDA in the form of a New Drug Application, or NDA, for approval of the marketing and commercial shipment of the product. Under the Pediatric Research Equity Act, NDAs are required to include an assessment, generally based on clinical study data, of the safety and efficacy of drugs for all relevant pediatric populations. The statute provides for waivers or deferrals in certain situations.

Medical products containing a combination of new drugs, biological products, or medical devices are regulated as “combination products” in the United States. A combination product generally is defined as a product comprised of components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic, or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by FDA of the primary mode of action of the combination product. The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. The FDA considers Dance 501 to be a drug/device combination product, so the review of our NDA for Dance 501 will involve reviews within the Division of Metabolism and Endocrinology Products and the Division of Pulmonary, Allergy and Rheumatology Products, both within the FDA’s Center for Drug Evaluation and Research, or CDER. CDER’s Division of Metabolism and Endocrinology Products is the lead group and obtains consulting reviews from other FDA groups.

The testing and approval process requires substantial time, effort and financial resources. Data that we submit are subject to varying interpretations, and the FDA and comparable regulatory authorities in foreign jurisdictions may not agree that Dance 501 has been shown to be safe and effective. We cannot be certain that any approval of Dance 501 or any other products, which we may develop will be granted on a timely basis, if at all. If any of our products are approved for marketing by the FDA, we will be subject to continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the product, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, and complying with certain electronic records and signature requirements. Prior to and following approval, if granted, all manufacturing sites are subject to inspection by the FDA and other national regulatory bodies and must comply with cGMP, QSR and other requirements enforced by the FDA and other national regulatory bodies through their facilities inspection program. Foreign manufacturing establishments must comply with similar regulations. In addition, any of our drug-manufacturing facilities and the facilities of any of our insulin suppliers, and the supplier(s) of our inhaler and cartridges are subject to federal registration and listing requirements and, if applicable, to state licensing requirements. Failure, including those of our suppliers, to obtain and maintain applicable federal registrations or state licenses, or to meet the inspection criteria of the FDA or the other national regulatory bodies, would disrupt our manufacturing processes and would harm our business. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full compliance.

As a drug/device combination product, we currently expect that our inhaler will be approved, if at all, as part of the NDA for Dance 501. However, numerous device regulatory requirements still apply to the device part of the drug/device combination. These include:

•	product labeling regulations;

•	general prohibition against promoting products for unapproved or “off-label” uses;

•	corrections and removals (e.g., recalls);

•	establishment registration and device listing;

•	general prohibitions against the manufacture and distribution of adulterated and misbranded devices; and

•

the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Further, the company we contract with to manufacture our inhaler and cartridges will be subject to the QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process of medical devices, among other requirements.

Failure to adhere to regulatory requirements at any stage of development, including the preclinical and clinical testing process, the review process, or at any time afterward, including after approval, may result in various adverse consequences. These consequences include action by the FDA or another national regulatory body that has the effect of delaying approval or refusing to approve a product; suspending or withdrawing an approved product from the market; seizing or recalling a product; or imposing criminal penalties against the manufacturer. In addition, later discovery of previously unknown problems may result in restrictions on a product, its manufacturer, or the NDA holder, or market restrictions through labeling changes or product withdrawal. Also, new government requirements may be established or current government requirements may be changed at any time, which could delay or prevent regulatory approval of our products under development. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

In addition, the FDA imposes a number of complex regulations on entities that advertise and promote drugs, which include, among other requirements, standards for and regulations of direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA has very broad enforcement authority under the FDCA, and failure to comply with these regulations can result in penalties, including the issuance of a warning letter directing us to correct deviations from FDA standards, including corrective advertising to healthcare providers, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

Products manufactured in the United States and marketed outside the United States are subject to certain FDA regulations, as well as regulation by the country in which the products are to be sold. We also would be subject to foreign regulatory requirements governing clinical trials and drug product sales if products are studied or marketed abroad. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries usually must be obtained prior to the marketing of the product in those countries. The approval process varies from jurisdiction to jurisdiction and the time required may be longer or shorter than that required for FDA approval.

Product development and approval within this regulatory framework may take a number of years, involve the expenditure of substantial resources and are uncertain. Many drug products ultimately do not reach the market because they are not found to be safe or effective or cannot meet the FDA’s other regulatory requirements. In addition, there can be no assurance that the current regulatory framework will not change or that additional regulation will not arise at any stage of our product development that may affect approval, delay the submission or review of an application or require additional expenditures by us. There can be no assurance that we will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of our future product candidates under development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business and results of operations.

Section 505(b)(2) Regulatory Pathway

We plan to submit our NDA under the 505(b)(2) regulatory pathway. The 505(b)(2) process was established by the Hatch-Waxman Amendments of 1984 to allow companies to obtain approval of NDAs by relying on FDA’s findings of safety and effectiveness for another product (a ‘reference drug’) for which the FDA has issued an approval or publications of data on reference drugs. The section was added to avoid unnecessary duplication of studies already performed on the reference drug. However, sponsors must still provide any additional data necessary to ensure that the differences from the reference drug, or other existing information, do not compromise safety and effectiveness. Exubera will be our reference drug.

EMA Approval Process

Under the European Union regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this latter procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the application and assessment report, each member state must decide whether to recognize approval. We plan to submit our marketing application in Europe under the centralized procedure as a full mixed application under Article 8(3) of Directive 2001/83/EC, which we believe will allow us to reference the Exubera inhaled insulin data to supplement our own clinical data.

For example, diabetes medication is required to be submitted under the centralized procedure. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. In addition, these approvals, if obtained, may take longer than anticipated.

Healthcare and Reimbursement Regulation

If Dance 501 is approved by the FDA, government coverage and reimbursement policies will both directly and indirectly affect our ability to successfully commercialize Dance 501, and such coverage and reimbursement policies will be affected by future healthcare reform measures. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products based on the level at which the government (through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of Dance 501 will therefore depend substantially, both domestically and abroad, to the extent Dance 501 is reimbursed by government health administration authorities, such as Medicare and Medicaid, private health coverage insurers and other third-party payors. The market for Dance 501 will depend significantly on access to third-party payors’ formularies, or lists off products or treatments for which third-party payors provide coverage and reimbursement. Also, third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. Coverage and reimbursements for therapeutic products can differ significantly from payor to payor. A third-party payors’ decision to provide coverage for a medical product or service does not imply that an adequate reimbursement rate will be approved. One third-party payor’s decision to cover a particular medical product or service does not assure that other payors will also provide coverage for the medical product or services, or to provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of or products to each payor separately, with no assurance that adequate coverage and reimbursement will be obtained.

In the United States, the European Union and other potentially significant markets for Dance 501, government authorities and other third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. For example, third-party payors are attempting to limit or regulate the price of medical products, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general. The cost containment measures that healthcare payors and providers are instituting could significantly reduce our revenues from the sale of any products or approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for Dance 501.

The United States and some foreign jurisdictions have enacted or are considering a number of additional legislative and regulatory proposals designed to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives, including, most recently, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the ACA, enacted in March 2010. Additionally, the ACA has the potential to substantially change healthcare delivery and financing by both governmental and private insurers. Among other cost containment measures, the ACA established: an annual nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. In the future, there may continue to be additional proposals relating to the reform of the United States health care system, some of which could further limit the prices we are able to charge for our products, or the amounts of reimbursement available for our products. If drug products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Further, if a drug product is reimbursed by Medicare, Medicaid or other federal or state healthcare programs, we, and our business activities, including but not limited to our sales, marketing and scientific/educational grant programs must comply with the False Claims Act, as amended, the federal Anti-Kickback Statute, as amended, other healthcare fraud and abuse laws and similar state laws. Additionally, if an outpatient prescription drug product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Medicare Prescription Drug Improvement and Modernization Act of 2003.

False Claims Laws

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the US government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

Anti-Kickback Laws

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. The intent standard under the Anti-Kickback Statute was amended by the ACA to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed above).

We, and our business activities, are subject to the civil monetary penalties statute which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

United States Healthcare Reform

Federal Physician Payments Sunshine Act within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. The Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates”—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Foreign Corrupt Practices Act

We are subject to the Foreign Corrupt Practices Act, or FCPA, which prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

We may incur significant costs to comply with these laws and regulations now or in the future. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion of products from reimbursement under government programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Research and Development Expenses

We have invested $1.8 million, $5.2 million and $8.6 million in research and development in 2012, 2013 and the period from February 9, 2009 (inception) to December 31, 2013, respectively.

Employees

As of February 15, 2014, we had 15 employees and over 15 consultants. Of these employees and consultants, 23 are primarily engaged in research and development activities and 13 have an M.D. or Ph.D. degree. In 2014, we expect to increase our number of full-time employees to approximately 20. Substantially all of our employees are in Brisbane, California. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Scientific Advisors

We have a scientific advisory group consisting of industry experts with knowledge of the diabetes market. Our scientific advisors assist us in formulating our research, development, clinical and commercialization strategies. Our scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our scientific advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours. The following are some of our scientific advisors and their primary affiliations, as applicable:

Name	Primary Affiliation
Joe Brain, Ph.D.	Harvard University
Carl Grunfeld, M.D.	University of California, San Francisco
Paul Norwood, M.D.	Valley Research, Fresno, California
Jeff Unger, M.D.	Catalina Research Institute, Chino, California
Jay Skyler, M.D.	Diabetes Research Institute
Andreas Pfutzner, M.D.	IKFE, Institute for Clinical Research and Development, Germany
Marcia Testa, Ph.D.	Harvard University
Peter Byron, Ph.D.	Virginia Commonwealth University

Properties

We lease a total of approximately 6,900 square feet of space, including 5,900 square feet of office and lab space in Brisbane, California, under a lease agreement that expires in December 2016, and approximately 1,200 square feet of executive meeting space in San Francisco, California, under a lease agreement that commenced in 2013 with an initial term of two years and month-to-month thereafter. We have an option to extend the Brisbane lease for an additional five years. In addition, we are responsible for expenses associated with the use and maintenance of our Brisbane facility, such as utility and common area maintenance expenses. We believe that the Brisbane, California facility is adequate to meet our current needs, and that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

We currently are not subject to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers, directors and key employees as of January 1, 2014.

Name	Age	Position(s)
Executive Officers and Directors
John S. Patton, Ph.D.	67	Chief Executive Officer and Chairman of the Board of Directors
Samantha R. Miller	49	Chief Business Officer and Director
Greg S. Zante	43	Chief Financial Officer and Vice President of Administration
Lisa E. Porter, M.D.	50	Chief Medical Officer
Augustine P.Y. Chow, Ph.D.	61	Director
Donald D. Huffman	67	Director
Jay S. Skyler, M.D.	65	Director

Key Employees and Consultants
Truc Le	61	Senior Vice President Operations and Quality
Susan E. Wilson, Ph.D.	51	Vice President Program and Alliance Management
Mei-chang Kuo, Ph.D.	65	Vice President Pharmaceutics

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers and Directors

John S. Patton, Ph.D. has served as our Chief Executive Officer and as the Chairman of our board of directors since our formation in February 2009. From 1990 to 2008, Dr. Patton served in a variety of roles at Nektar Therapeutics (formerly known as Inhale Therapeutic Systems, Inc.), a biopharmaceutical company, which he co-founded, that focuses on drug-delivery technologies, including as President from 1990 to 1991, Vice President of Research from 1991 to 2001, Chief Scientific Officer from November 2001 to March 2008, Chief Research Fellow from April 2008 to November 2008, and a member of the board of directors from 1990 to 2008 . In 1990, Dr. Patton co-founded Halozyme Therapeutics, Inc. and currently serves as a member of its board of directors. From 1985 to 1990, Dr. Patton served as the head of the drug delivery group of Genentech, Inc., a biotechnology company. From 1979 to 1985, Dr. Patton served as a professor at the University of Georgia. Dr. Patton has served as a member of the board of directors of Halozyme Therapeutics, Inc., a biopharmaceutical company, since 1990, Activaero GmbH, a drug delivery company, since 2007, and Incarda Therapeutics, Inc., a product-focused cardiovascular company co-founded by Dr. Patton, since 2009. Dr. Patton also serves as a member of the advisory board of the College of Science at Pennsylvania State University and is a member of the Scripps Institution of Oceanography Advisory Counsel. Dr. Patton earned a B.S. in Zoology from Pennsylvania State University, an M.S. in Oceanography from the University of Rhode Island, and a Ph.D. in Marine Biology from the University of California, San Diego. Dr. Patton also has held post doctorate positions in Biomedicine at Harvard Medical School and the University of Lund in Sweden.

We believe that Dr. Patton possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive scientific knowledge, background and experience, particularly as a medical researcher with respect to drug delivery and medical devices, his insight and experience as our Chief Executive Officer, which brings historic knowledge, operational expertise and continuity to our board of directors, his experience as chief scientific officer and in other senior management roles at other biopharmaceutical companies and his service on other boards of directors in the biopharmaceutical industry.

Samantha R. Miller has served as our Chief Business Officer and as a member of our board of directors since October 2010. From February 2009 to October 2010, Ms. Miller served, on a part time basis, as our senior consultant of business development. Ms. Miller has significant experience leading major global partnerships. From August 2008 to October 2011, Ms. Miller served as the Vice President of Corporate Development of Jennerex Biotherapeutics Inc., a biotechnology company focused on the development of oncolytic immunotherapies. From October 2006 to August 2008, Ms. Miller served as the Vice President of Business Development of Anesiva, Inc., a biopharmaceutical company that filed for bankruptcy in 2010. From March 2002 to October 2006, Ms. Miller served as the Senior Director of Business Development of Theravance, Inc., a biopharmaceutical company. From March 1999 to March 2002, Ms. Miller served as the Director of Business Development of Nektar Therapeutics, a biopharmaceutical company. Ms. Miller earned a B.S. in Biochemistry and Cell Biology from the University of California, San Diego, and an M.S. in Microbiology and Immunology and an M.B.A. from the University of Rochester.

We believe that Ms. Miller possesses specific attributes that qualify her to serve on our board of directors, including her experience in senior management roles at other companies in the biopharmaceutical industry, and her experience in corporate development within the biopharmaceutical industry.

Greg S. Zante has served as our Chief Financial Officer and Vice President of Administration since July 2013. From August 2003 to June 2013, Mr. Zante served as the Vice President of Finance and Administration of Sangamo BioSciences, Inc., a clinical stage biopharmaceutical company. From 2001 to 2003, Mr. Zante served as the Director of Finance and Administration of Calyx Therapeutics Inc., a pharmaceutical discovery and development company. From 1995 to 2001, Mr. Zante held senior financial managerial positions of increasing responsibility at several publicly held companies, including Matrix Pharmaceutical, Inc., a clinical stage biopharmaceutical company. Previously, Mr. Zante served as a senior staff accountant at Ernst & Young LLP. Mr. Zante earned a B.A. in Business Economics from the University of California, Los Angeles, and is a Certified Public Accountant in the State of California.

Lisa Porter, M.D. has served as our Chief Medical Officer on a part-time basis since January 2014. From June 2013 to January 2014, Dr. Porter served as our Consultant for Medical Affairs on a part-time basis. From February 2013 to December 2013, Dr. Porter served as a consultant for Bristol-Myers Squibb, a biopharmaceutical company. From June 2013 to November 2013, Dr. Porter served as a consultant to Prothena Biosciences Inc., a drug development company. From September 2004 to February 2013, Dr. Porter served as Vice President of Medical Development at Amylin Pharmaceuticals, LLC, a biopharmaceutical company. From 2002 to 2004, Dr. Porter served as the Group Director of Metabolism, Clinical Development and Medical Affairs at GlaxoSmithKline plc, a biopharmaceutical company. From 2001 to 2004, Dr. Porter served as Senior Director of Metabolism for North American Medical Affairs at GlaxoSmithKline. Dr. Porter earned a B.S. in Biology at the College of William and Mary and an M.D. from Duke University School of Medicine.

Augustine P.Y. Chow, Ph.D. has served as a member of our board of directors since May 2013 and advises us on practices and customs in China. Since 1996, Dr. Chow has served as the Chief Executive Officer of Harmony Asset Limited, an investment company that trades on the Hong Kong Stock Exchange and specializes in investments in emerging private companies in Hong Kong. Since 2007, Dr. Chow has served as a member of the board of directors of Celsion Corporation, an oncology drug development company. Dr. Chow currently serves as a member of the board of directors of Harmony Asset Management, the investment manager of Harmony Asset Limited, Kaisun Energy Group Limited, a company that trades on the Hong Kong Stock Exchange and Medifocus, Inc., a company that trades on the TSX Venture Exchange and the OTCQX International and develops and commercializes tumor treatment systems. Dr. Chow earned an M.Sc. in Management from the London Business School, a Ph.D. in Business and Management from the University of South Australia and an Engineering Doctorate and a Ph.D. in Biology from the City University of Hong Kong.

We believe that Dr. Chow possesses specific attributes that qualify him to serve on our board of directors, including his experience in investing in emerging companies, his experience as a chief executive officer and in other senior management roles in privately and publicly held companies, and his understanding of the operations and other issues that affect similarly situated companies.

Donald D. Huffman has served as a member of our board of directors since July 2013 and as a consultant to us from 2012 until he joined the board of directors. From September 2010 to March 2012, Mr. Huffman served as the Chief Financial Officer of Wafergen Biosystems Inc., a publicly-held emerging genomic analysis company and was its Co-President from September 2011 to March 2012. From October 2008 to September 2010, Mr. Huffman served as the Chief Financial Officer of Asante Solutions, Inc., a medical device company with an approved wearable insulin pump. From July 2006 to October 2008, Mr. Huffman served as Chief Financial Officer of Guava Technologies, Inc., a life science instrumentation company acquired by Millipore Corporation and then Merck & Co., Inc. From October 2004 to July 2006, Mr. Huffman served as Chief Financial Officer and principal of Sanderling Ventures, a biomedical venture capital firm. Mr. Huffman also has served as the Chief Financial Officer of three other public companies: Volcano Corporation (formerly known as EndoSonics Corporation), a company that manufactures medical devices; Microcide Pharmaceuticals, Inc., a biopharmaceutical company; and Celtrix Pharmaceuticals, Inc., a company that developed novel therapeutics for the treatment of debilitating, degenerative conditions, which was acquired by Insmed Incorporated in 2000. Mr. Huffman earned a B.S. in Mineral Economics from Pennsylvania State University and an M.B.A. from the State University of New York at Buffalo. He completed the Financial Management Program at the Stanford University Graduate School of Business.

We believe that Mr. Huffman possesses specific attributes that qualify him to serve on our board of directors, including his experience as a Chief Financial Officer of several public biopharmaceutical and medical device companies and his understanding of the operations and issues that affect similarly situated companies. Based on Mr. Huffman’s extensive senior management experience in the biopharmaceutical and medical device industries, particularly in previous key corporate finance and accounting positions as Chief Financial Officer of four public companies, we have determined that he qualifies as an audit committee financial expert as defined in Item 407 of Regulation S-K.

Jay S. Skyler, M.D. has served as a member of our board of directors since November 2013 and as an advisor to us from 2011 until he joined the board of directors. Since 1986, Dr. Skyler has served as a Professor of Medicine, Pediatrics and Psychology and Deputy Director of the Diabetes Research Institute at the University of Miami, where he has been employed since 1976. Since 2001, Dr. Skyler has served as Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases Type 1 Diabetes TrialNet, a nationwide network conducting clinical trials. Since September 2002, Dr. Skyler has served as a member of the board of directors of DexCom, Inc., a medical device company. From 1999 to 2012, Dr. Skyler served as a member of the board of directors of Amylin Pharmaceuticals, Inc., a biopharmaceutical company that was acquired by Bristol-Myers Squibb Company in 2012. Dr. Skyler earned a B.S. in Science from Pennsylvania State University and an M.D. from Jefferson Medical College.

We believe that Dr. Skyler possesses specific attributes that qualify him to serve on our board of directors, including his background as a scholar and educator in the field of endocrinology, his industry and technical experience that relate to our research and development, and his service on the boards of directors of other biopharmaceutical companies.

Key Employees and Consultants

Truc Le has served as our Senior Vice President of Operations and Quality pursuant to a consulting agreement since 2009. From May 2009 to July 2011, Mr. Le was the Chief Operating Office for Avid Bioservices, Inc., a leading contract manufacturing organization that specializes in clinical trials and commercial distribution of monoclonal antibodies and recombinant proteins. From 2002 to 2007, Mr. Le was Senior Vice President of Operations and Quality for Nektar Therapeutics, a biopharmaceutical company, where he led the commercial formulation and device manufacturing for Exubera. From 1989 to 1999, Mr. Le was employed for a division of Johnson & Johnson Services, Inc., a consumer products company, as the Worldwide Vice-President of Regulatory Compliance and Quality Systems. Mr. Le currently serves as the Senior Vice President of Quality, a cell therapy company, and as a consultant for several drug/device companies. Mr. Le has a BS in mechanical engineering, M.B.A. in Management, and completed numerous executive leadership training programs, including World Class Manufacturing at Duke University, Executive Management at Harvard University, and a QSR trainer at AAMI/FDA.

Susan E. Wilson, Ph.D. has served as our Vice President of Programs and Alliance Management since 2013. From 2010 to 2012, Dr. Wilson served as Vice President of Project Management at KAI Pharmaceuticals, Inc., a biopharmaceutical company. From 2008 to 2010, Dr. Wilson served as Vice President of Product Development at Osprey Pharmaceuticals USA, Inc. From 2005 to 2008, Dr. Wilson served as Senior Program Director for the Diarrheal Disease Program at OneWorld Health, a biopharmaceutical company. From 2004 to 2005, Dr. Wilson served as Project Leader on a small molecule project at Theravance Inc., a biopharmaceutical company. From 2000 to 2004, Dr. Wilson served as Associate Director of Protein Therapeutics at Chiron Corporation (now Novartis Corporation), a biopharmaceutical company. Dr. Wilson currently serves as a board member for the National Kidney Foundation. Dr. Wilson earned a Ph.D. in Medical Microbiology and an M.Sc. in Immunology from the University of London, and a B.Sc. in Pharmacology from the University of Leeds.

Mei-chang Kuo, Ph.D. has served as our Vice President of Pharmaceutics since 2010. From November 2008 to August 2009, Dr. Kuo served as the Vice President of Technology of PKA Bio-Analytical Lab Inc., a contract research organization that provides analytics and bio-analytics services. From December 1994 to October 2008, Dr. Kuo served as a Senior Fellow and Scientific Director of Nektar Therapeutics, a biopharmaceutical company, where he formulated dry powder insulin for Exubera. Dr. Kuo earned a Ph.D. in Biochemistry from the University of Wisconsin, Madison, and completed an Arthritic Postdoctoral Fellowship at the National Institute of Health.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of five members, elected pursuant to our third amended and restated certificate of incorporation and a voting agreement among certain of our stockholders. Under the terms of the voting agreement, the holders of a majority of our Series A preferred stock, voting as a separate class, have designated Dr. Chow for election to our board of directors; the holders of a majority of our common stock, voting as a separate class, have designated Dr. Patton and Ms. Miller for election to our board of directors. The voting agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our board of directors will consist of six members upon the closing of this offering. In accordance with our certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	The Class II directors will be and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	The Class III directors will be and their terms will expire at the annual meeting of stockholders to be held in 2017.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our fourth amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. Our fourth amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an increase in the authorized number of directors, may be filled only by vote of a majority of our directors then in office, even if less than a quorum.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Director Independence

Upon the closing of this offering, our common stock will be listed on The Nasdaq Stock Market. Under the rules of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of this offering. In addition, the rules of The Nasdaq Stock Market require that, (i) on the date of the closing of this offering, at least one member of each of a listed company’s audit, compensation and nominating and corporate governance committees be independent, (ii) within 90 days of the date of the closing of this offering, a majority of the members of such committees be independent and (iii) within one year of the date of the closing of this offering, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of The Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Donald D. Huffman and Jay S. Skyler, M.D., do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The Nasdaq Stock Market and the SEC.

Our board of directors also determined that Mr. Huffman and Dr. Skyler, who are the members of our audit committee, compensation committee and nominating and corporate governance committee, satisfy the independence standards for those committees established by the applicable rules and regulations of the SEC and The Nasdaq Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of Mr. Huffman and Dr. Skyler, and Mr. Huffman is the Chairman of the audit committee. Upon the closing of this offering, our audit committee will consist of             ,              and             . Our board of directors has determined that the two directors currently serving on our audit committee are independent within the meaning of The Nasdaq Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, our board of directors has determined that Mr. Huffman qualifies as an audit committee financial expert within the meaning of SEC regulations and The Nasdaq Marketplace Rules. In making this determination, our board has considered the formal education and nature and scope of his previous experience. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	appointing, evaluating, retaining and, when necessary, terminating the engagement of our independent registered public accounting firm;

•	overseeing the independence of our independent registered public accounting firm, including obtaining and reviewing reports from the firm;

•	setting the compensation of our independent registered public accounting firm;

•

overseeing the work of our independent registered public accounting firm, including receiving and considering reports made by our independent registered public accounting firm regarding accounting policies and procedures, financial reporting and disclosure controls;

•	reviewing and discussing with management and our independent registered public accounting firm our audited financial statements and related disclosures;

•	preparing the annual audit committee report required by SEC rules;

•	coordinating internal control over financial reporting, disclosure controls and procedures and code of conduct;

•	reviewing our policies with respect to risk assessment and risk management;

•

establishing procedures related to the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters;

•	reviewing our policies and procedures for reviewing and approving or ratifying related person transactions, including our related person transaction policy; and

•	meeting independently with management and our independent registered public accounting firm.

Our audit committee must approve in advance all audit services and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm.

Compensation Committee

Our compensation committee currently consists of Mr. Huffman and Dr. Skyler, and Dr. Skyler is the Chairman of the compensation committee. Upon the closing of this offering, our compensation committee will consist of             ,              and             . Our board of directors has determined that the two directors currently serving on our compensation committee are independent under the listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m).

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•

reviewing and recommending to the board of directors our Chief Executive Officer’s compensation, and approving the compensation of our other executive officers reporting directly to our Chief Executive Officer;

•	overseeing the evaluation of our senior executives;

•	overseeing, administering, reviewing and making recommendations to the board of directors with respect to our incentive compensation and equity-based plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis required by SEC rules; and

•	preparing the annual compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Mr. Huffman and Dr. Skyler, and Mr. Huffman is the Chairman of the nominating and corporate governance committee. Immediately following the closing of this offering, our nominating and corporate governance committee will consist of             ,              and             . Upon the closing of the offering, the nominating and corporate governance committee’s responsibilities will include:

•	recommending to the board of directors the persons to be nominated for election as directors or to fill any vacancies on the board of directors, and to be appointed to each of the board’s committees;

•	developing and recommending to the board of directors corporate governance guidelines; and

•	overseeing an annual self-evaluation of the board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Following the closing of this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which will be located at www.dancebiopharm.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above or in a current report on Form 8-K.

Board Leadership Structure and Board’s Role in Risk Oversight

Our current leadership structure is comprised of a combined chairman of the board and chief executive officer. Our board of directors believes that this leadership structure is the most effective for us at this time. Because the chief executive officer is closest to the many facets of our business, our board of directors believes that the chief executive officer is in the best position to lead most effectively and to serve in the critical role of chairman of the board. In addition, as he is directly involved in managing the company, having a chairman who also serves as chief executive officer facilitates timely communication with the board on critical business matters. Further, we believe that this combined leadership structure is appropriate for our company because our chairman and chief executive officer (i) conveys a singular, cohesive message to our stockholders, employees, industry partners and the investment community and (ii) eliminates any ambiguity as to who is accountable for the company’s performance. Our directors and management team engage frequently and directly in the flow of information and ideas and we believe our combined leadership structure facilitates the quality, quantity and timeliness of the information flow and communication. Our board of directors believes that there is a well-functioning and effective balance between strong company leadership and oversight by active, independent directors.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including those described under “Risk Factors.” Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks. Following the closing of this offering, our board of directors will satisfy this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Non-Employee Director Compensation

The following table sets forth information concerning the compensation paid to our non-employee directors during 2013.

Name	Fees Earned or Paid in Cash($)	Option Awards ($)(1)		All Other Compensation ($)		Total ($)
Augustine P.Y. Chow, Ph.D.	-	$292,019	(2)	-		$292,019
Donald D. Huffman	$35,000	$149,398	(3)	$105,600	(5)	$289,998
Jay S. Skyler, M.D.	$5,000	$100,258	(4)	-		$105,258

(1)	Amounts shown in this column do not reflect dollar amounts actually received by this director. Instead, these amounts reflect the aggregate grant date fair value of stock options granted in 2013, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 2 to our financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)	In December 2013, Dr. Chow was granted an option to purchase 300,000 shares of our common stock with an exercise price of $2.02 per share. This option vests as follows: 125,000 of the shares vested on the grant date and 12,500 of the remaining shares vest on the 20th day of each month until all of the option shares are fully vested; provided Dr. Chow continues to provide services to us through each vesting date. This option has a ten-year term from the date of grant. At December 31, 2013, Dr. Chow held options to purchase a total of 300,000 shares of our common stock.

(3)	In December 2013, Mr. Huffman was granted an option to purchase 150,000 shares of our common stock with an exercise price of $2.02 per share. This option vests as follows: 37,500 of the shares vested on the vesting commencement date and 6,250 of the remaining shares vest on the 27th day of each month until all of the option shares are fully vested; provided Mr. Huffman continues to provide services to us through each vesting date. This option has a ten-year term from the date of grant. At December 31, 2013, Mr. Huffman held options to purchase a total of 150,000 shares of our common stock.

(4)	In December 2013, Dr. Skyler was granted an option to purchase 100,000 shares of our common stock with an exercise price of $2.02 per share. This option vests as follows: 25% of the shares vested on the vesting commencement date and the remaining shares vest in 24 equal monthly installments over the next two years; provided Dr. Skyler continues to provide services to us through each vesting date. This option has a ten-year term from the date of grant. At December 31, 2013, Dr. Skyler held options to purchase a total of 120,000 shares of our common stock.

(5)	Represents (i) $36,000 paid in cash to Mr. Huffman in exchange for consulting services and (ii) 40,000 shares of our Series A preferred stock issued to Mr. Huffman (having an aggregate value of $69,600 as of the date of issuance) in exchange for consulting services, which services were provided from January 2013 through June 2013 prior to his appointment as a director.

Future Director Compensation

Following the closing of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table for the Year Ended December 31, 2013

The following table shows the compensation awarded to or earned by our principal executive officer and our two most highly compensated executive officers who were serving as executive officers during 2013. The persons listed in the following table are referred to as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total ($)
John S. Patton, Ph.D.	2013	$154,000	$—	$154,000
Chairman and Chief Executive Officer

Samantha R. Miller	2013	154,000	598,818	752,818
Chief Business Officer

Greg S. Zante(2)	2013	105,462	301,473	406,935
Chief Financial Officer and Vice President of Administration

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in 2013, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 2 to our financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)	Mr. Zante was appointed our Chief Financial Officer and Vice President of Administration in July 2013 and had an annual base salary of $240,000 during 2013.

Outstanding Equity Awards as of December 31, 2013

The following table sets forth certain information, on an award-by-award basis, concerning outstanding equity awards for each named executive officer as of December 31, 2013.

				Option Awards
Name	Grant Date(1)		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
John S. Patton, Ph.D.	—		—	—	—	—	—
Samantha R. Miller	11/8/2010	(2)	9/1/2010	200,000	—	$0.10	11/8/2020
	12/6/2011	(2)	12/2/2011	300,000	100,000	0.75	12/5/2021
	4/5/2012	(2)	4/5/2012	200,000	—	0.75	4/4/2022
	12/26/2013	(3)	12/26/2013	262,500	337,500	2.02	12/25/2023
Greg S. Zante	12/26/2013	(4)	12/26/2013	109,375	190,625	2.02	12/25/2023

(1)	All of the outstanding equity awards were granted under our 2009 Equity Incentive Plan.

(2)	The shares subject to these options vest as follows: 25% of the shares vested on the vesting commencement date and the remaining shares vest in 36 equal monthly installments over the next three years; provided that the named executive officer continues to be employed by or otherwise provides services to us through each vesting date. These options have a ten-year term from the date of grant.

(3)	The shares subject to this option vest as follows: 262,500 shares vested on the grant date and 12,500 of the remaining shares vest on each monthly anniversary of the grant date until all of the option shares are fully vested, subject to Ms. Miller’s continuous service through each vesting date. This option has a ten-year term from the date of grant.

(4)	The shares subject to this option vest as follows: 109,375 shares vested on the grant date and 6,250 of the remaining shares vest on each monthly anniversary of the grant date until all of the option shares are fully vested, subject to Mr. Zante’s continuous service through each vesting date. This option has a ten-year term from the date of grant.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Dance during 2013.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or otherwise receive any benefits under, a nonqualified deferred compensation plan during 2013.

Health and Welfare Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans that we may implement, including medical, dental, vision, group life and disability insurance plans, in each case on the same basis as other employees. Generally, we do not provide perquisites or personal benefits to our named executive officers.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment Agreements, Severance and Change in Control Arrangements

We currently do not have employment agreements with any of our executive officers. We have entered into an employee non-disclosure and invention assignment agreement with each of our employees to maintain the confidentiality of our proprietary information and assign to us all inventions made in connection with each respective employee’s services to us. All of our executive officers are employed on an “at will” basis, with no fixed term of employment, pursuant to the terms of their respective offer letters, each of which is described below. We are currently negotiating employment agreements with Dr. Patton, Ms. Miller, Mr. Zante and Dr. Porter.

John S. Patton, Ph.D.

Offer Letter

In February 2013, we extended an offer letter to Dr. John S. Patton to continue to serve as our Chief Executive Officer. The letter provides for “at-will” employment and sets forth his initial annual base salary of $168,000 and eligibility to receive an annual discretionary bonus and participate in our employee benefit plans when and if any such plan is established.

Employment Agreement

We intend to enter into an employment agreement with Dr. Patton, our Chief Executive Officer and Chairman of our board of directors, which will become effective upon the closing of this offering. Pursuant to the terms of the agreement, Dr. Patton will receive an initial annual base salary of $425,000 and a cash bonus of up to 45% of his annual base salary to be determined by the compensation committee. In the event (a) Dr. Patton terminates his employment due to a material reduction of his duties, responsibilities or authority, a material reduction in his base salary (except pursuant to certain pay reductions uniformly applied to our management) or a relocation of his principal place of employment to a location more than 40 miles from his home and from our headquarters, (b) we terminate Dr. Patton without cause, or (c) Dr. Patton’s employment agreement is not assumed or otherwise continued in effect by the acquiring entity following a change in control of us, he will be entitled to receive the following severance benefits, provided he timely executes a general release of claims against us, which becomes effective and enforceable:

•

a lump sum cash payment in an amount equal to the sum of (a) two times his annual base salary at the rate in effect on his termination date, (b) his bonus for the year in which such termination occurs, calculated as the lesser of: (i) the bonus amount awarded to Dr. Patton for the year prior to the year in which such termination occurs; and (ii) the maximum bonus (i.e., 45% of his annual base salary) for the year in which such termination occurs (such lesser amount, “Dr. Patton’s base bonus”) and (c) a prorated portion of Dr. Patton’s base bonus for the year of termination based upon the time elapsed between December 31 of the preceding year and his termination date;

•	reimbursement of his health care coverage costs under COBRA for a period of 12 months; and

•

an additional 24 months of service vesting credit for each of his stock options outstanding at the time of his termination, and all of his vested options will remain exercisable for up to a three-year period measured from his termination date (or earlier expiration of their term).

Upon a change in control of us, all of Dr. Patton’s outstanding stock options will vest in full, and all of his outstanding stock options will remain exercisable for up to three years, measured from the date of the change of control or (if later), his termination date (or earlier expiration of their term). Dr. Patton’s severance benefits will be subject to reduction to the extent doing so would put him in a better after-tax position after taking into account any excise tax he may incur under Internal Revenue Code Section 4999 in connection with any change in control of us or his subsequent termination of employment.

Samantha R. Miller

Offer Letter

In February 2013, we extended an offer letter to Ms. Samantha R. Miller to continue to serve as our Chief Business Officer. The letter provides for “at-will” employment and sets forth her initial annual base salary of $168,000 and eligibility to receive an annual discretionary bonus and participate in our employee benefit plan when and if any such plan is established.

Employment Agreement

We intend to enter into an employment agreement with Ms. Miller, our Chief Business Officer and member of our board of directors, which will become effective upon the closing of this offering. Pursuant to the terms of the agreement, Ms. Miller will receive an initial annual base salary of $365,000 and a target cash bonus of up to 40% of annual base salary. In the event (a) Ms. Miller terminates her employment due to a material reduction of her duties, responsibilities or authority, a material reduction in her base salary (except pursuant to certain pay reductions uniformly applied to the company’s management) or a relocation of her principal place of employment to a location more than 40 miles from her home and from the company’s headquarters, (b) Ms. Miller is terminated by the company without cause, or (c) Ms. Miller’s employment agreement is not assumed or otherwise continued in effect by the acquiring entity following a change in control of us, she will be entitled to receive the following severance benefits, provided she timely executes a general release of claims against us, which becomes effective and enforceable:

•	a lump sum cash payment in an amount equal to the sum of (a) one and one-half times her annual base salary at the rate in effect on her termination date, (b) her bonus for the year in which such termination occurs, calculated as the lesser of: (i) the bonus amount awarded to Ms. Miller for the year prior to the year in which such termination occurs; and (ii) the maximum bonus (i.e., 40% of her annual base salary) for the year in which such termination occurs (such lesser amount, “Ms. Miller’s base bonus”) and (c) a prorated portion of Ms. Miller’s base bonus for the year of termination based upon the time elapsed between December 31 of the preceding year and his termination date; and

•	reimbursement of her health care coverage costs under COBRA for 12 months.

Upon a change in control of the company all of Ms. Miller’s outstanding stock options will vest in full, and all of her outstanding stock options will remain exercisable for up two-years, measured from the date of the change of control or (if later), her termination date (or earlier expiration of their term). Ms. Miller’s severance benefits will be subject to reduction to the extent doing so would put her in a better after-tax position after taking into account any excise tax she may incur under Internal Revenue Code Section 4999 in connection with any change in control of us or her subsequent termination of employment.

Greg S. Zante

Offer Letter

In July 2013, we extended an offer letter to Mr. Greg S. Zante to be our Chief Financial Officer and Vice President of Administration (commencing as a half-time employee on July 15, 2013, and beginning full-time employment on September 1, 2013). The letter provides for “at-will” employment and sets forth his initial annual base salary of $240,000 and eligibility to receive an annual discretionary bonus and participate in our employee benefit plan when and if any such plan is established. The letter also provides that Mr. Zante would be granted stock options for 150,000 shares, which vest monthly over a three year period. Mr. Zante was granted a stock option for 300,000 shares in December 2013 with an exercise price of $2.02 per share, of which 109,375 of the options vested on the date of grant and 6,250 of the remaining options vesting on each monthly anniversary thereafter.

Employment Agreement

We intend to enter into an employment agreement with Mr. Zante, our Chief Financial Officer and Vice President of Administration, which will become effective upon closing of this offering. Pursuant to the terms of the agreement, Mr. Zante’s annual base salary is set at a minimum of $300,000, subject to adjustment by the compensation committee from time to time, and he is eligible to receive a bonus of up to 30% of his base salary each calendar year. However, it is anticipated that all or a portion of the bonus will be payable only upon the achievement of specific performance criteria to be established by the compensation committee.

Pursuant to the terms of the agreement, if we terminate Mr. Zante’s employment without cause, or Mr. Zante terminates his employment for good reason, in each case, within 12 months following a change in control and Mr. Zante executes a general release of all claims in favor of us, then Mr. Zante will receive the following severance benefits:

•

a severance payment equal to the sum of (a) his annual base salary in effect on the termination date and (b) his bonus for the year in which such termination occurs, calculated as the lesser of: (i) the bonus amount awarded to Mr. Zante for the year prior to the year in which such termination occurs; and (ii) the maximum bonus (i.e., 30% of his annual base salary) for the year in which such termination occurs;

•	reimbursement of his health care coverage costs under COBRA for up to 12 months;

•	accelerated vesting of all of his outstanding equity awards; and

•

a one-year period measured from his termination date to exercise any outstanding options for all the option shares, but in no event will any such option remain exercisable following the expiration of the maximum option term.

If we terminate Mr. Zante’s employment without cause, or Mr. Zante terminates his employment for good reason, in the absence of a change in control or more than 12 months after a change in control and Mr. Zante executes a general release of all claims in favor of us, then Mr. Zante will receive (i) salary continuation payments for a 12 months following his termination date at the rate of base salary in effect on his termination date and (ii) reimbursement of his health care coverage costs under COBRA for up to 12 months.

Lisa E. Porter, M.D.

Offer Letter

In December 2013, we extended an offer letter to Dr. Lisa Porter to be our Chief Medical Officer. The letter provides for “at-will” employment and sets forth her initial annual base salary of $170,000 (as a part-time employee), an annual bonus of up to 35% of her base salary based on corporate performance as outlined in the 2014 Bonus Plan, and eligibility to participate in our employee benefit plan when and if any such plan is established. Pursuant to the offer letter, Dr. Porter was granted a stock option for 100,000 shares in December 2013 with an exercise price of $2.02 per share, of which 25% of the shares vested on the vesting commencement date and the remaining shares vest in equal monthly installments over a three year period.

Employment Agreement

We intend to enter into an employment agreement with Dr. Porter which will become effective upon closing of this offering. Pursuant to the terms of the agreement, Dr. Porter’s annual base salary is set at a minimum of $170,000 (as a part-time employee), subject to adjustment by the compensation committee from time to time, and she is eligible to receive a bonus of up to 35% of her base salary each calendar year. However, it is anticipated that all or a portion of the bonus will be payable only upon the achievement of specific performance criteria to be established by the compensation committee.

Pursuant to the terms of the agreement, if we terminate Dr. Porter’s employment without cause, or Dr. Porter terminates her employment for good reason, within 12 months following a change in control and Dr. Porter executes a general release of all claims in favor of us, then Dr. Porter will receive the following severance benefits:

•

a severance payment equal to the sum of (a) her annual base salary in effect on the termination date plus and (b) her bonus for the year in which such termination occurs, calculated as the lesser of: (i) the bonus amount awarded to Dr. Porter for the year prior to the year in which such termination occurs; and (ii) the maximum bonus (i.e., 35% of her annual base salary) for the year in which such termination occurs his target bonus for the year in which such termination occurs;

•	reimbursement of her health care coverage costs under COBRA for up to 12 months;

•	accelerated vesting of all of her outstanding equity awards; and

•

a one-year period measured from her termination dates to exercise any outstanding options for all the option shares, but in no event will any such option remain exercisable following the expiration of the maximum option term.

If we terminate Dr. Porter’s employment without cause, or Dr. Porter terminates her employment for good reason, in the absence of a change in control or more than 12 months after a change in control and Dr. Porter executes a general release of all claims in favor of us, then Dr. Porter will receive (i) salary continuation payments for 12 months following her termination date at the rate of base salary in effect on her termination date and (ii) reimbursement of her health care coverage costs under COBRA for up to 12 months.

Employee Benefit Plans

Long-Term Incentive Compensation

Our long-term, equity-based incentive awards are designed to align the interests of our named executive officers and our other employees, non-employee directors and consultants with the interests of our stockholders. Where vesting is based on continued service, our equity-based incentives also encourage the retention of our named executive officers through the vesting period of the awards. We believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors and encourages them to devote their best efforts to our business and financial success.

We use stock options as the primary form of long-term incentive compensation awarded to our named executive officers; our named executive officers will only be able to profit from stock options only if our stock price increases relative to the stock option’s exercise price. We expect to generally provide initial grants in connection with the commencement of employment of our named executive officers and annual grants thereafter.

Prior to this offering, we have granted all stock options pursuant to our 2009 Equity Incentive Plan, the terms of which are described below under “2009 Equity Incentive Plan.” All options are granted at no less than the fair market value of our common stock on the date of grant of each award. Generally, a portion of our stock option awards vest on the grant date with the remaining portion vesting over a three-year period. After this offering, we will grant all stock options pursuant to our 2014 Equity Incentive Plan, the terms of which are described below under “2014 Equity Incentive Plan.”

2009 Equity Incentive Plan

Our board adopted our 2009 Equity Incentive Plan, as amended, or the 2009 Plan, in February 2009, and it was approved by our stockholders in January 2010. The 2009 Plan permits us to make grants of incentive stock options to employees, and grants of nonqualified stock options, restricted stock awards, restricted stock unit awards, and stock appreciation rights to employees, officers, non-employee board members, consultants and other service providers of our company and its affiliates.

Our 2014 Equity Incentive Plan, or 2014 Plan, will become effective upon the execution of the underwriting agreement related to this offering. As a result, we do not expect to grant any additional awards under the 2009 Plan following that date, although any awards granted under the 2009 Plan will remain subject to the terms of our 2009 Plan and applicable award agreements, until such outstanding awards that are stock options or stock appreciation rights are exercised, or until they terminate or expire by their terms, and until any restricted stock or restricted stock unit awards become vested, terminate or are forfeited.

An aggregate of 10,000,000 shares of common stock are authorized for issuance under the 2009 Plan, subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Upon the execution of the underwriting agreement, no further awards will be made under the 2009 Plan.

The 2009 Plan is administered by our board of directors, which may delegate its duties to a committee thereof, such as the compensation committee. The board has the authority to interpret, construe and administer the 2009 Plan and to act in all matters pertaining to the grant of an award, including:

•	which individuals shall be granted options and other awards;

•	the number of shares of our common stock subject to options and other awards; and

•	the form, terms, conditions and duration of each award.

Unless otherwise determined by the board, awards of stock options granted under the 2009 Plan will not be transferable other than by will or by the laws of descent and distribution, or, to the extent permitted by applicable law, pursuant to a qualified domestic relations order. Rights to acquire common stock under a restricted stock award agreement may be transferred upon such terms determined by the board, as long as the shares of common stock awarded under the award agreement remain subject to the terms thereof.

Unless otherwise provided in the applicable award agreement, each stock option and stock appreciation right awarded under the 2009 Plan is subject to cancellation if the participant is terminated for cause.

The board may amend the 2009 Plan in any respect at any time, but no amendment may adversely affect the rights of a participant under any awards previously granted, without his or her consent, and stockholder approval will be needed for any amendment that increases the maximum number of shares available for awards, materially expands the class of individuals eligible to receive stock awards under the plan, materially increases the benefits accruing to participants under the plan, materially reduces the price at which share of common stock may be issued or purchased under the plan, materially extends the term of the plan or expands the types of stock awards available for issuance under the plan.

2014 Equity Incentive Plan

Our board of directors adopted the 2014 Plan in                     2014, and our stockholders approved the 2014 Plan in                     2014. Our 2014 Plan provides for the grant of incentive stock options to our employees and for the grant of nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other cash and stock-based awards to our employees, directors, consultants, advisors, or other individual service providers of our company or any subsidiary, as well as to any persons determined by our committee that administers our 2014 Plan to be prospective employees, officers, directors, consultants, advisors, or other individual service providers of our company or any subsidiary.

The number of shares available for issuance under the 2014 Plan shall be                     .

In addition, the 2014 Plan contains an “evergreen” provision allowing for an annual increase in the number of shares of our common stock available for issuance under the 2014 Plan on January 1 of each year during the period beginning January 1, 2015, and ending on (and including) January 1, 2024. The annual increase in the number of shares shall be equal to     % of the total number of shares of common stock outstanding on December 31st of the preceding calendar year; provided, however, that our board of directors may act prior to the first day of any calendar year to provide that there shall be no increase such calendar year, or that the increase shall be a lesser number of shares of common stock than would otherwise occur.

The 2014 Plan will be administered by a committee, as determined by our board of directors. This committee will have the authority to determine:

•	which individuals shall be granted options and other awards;

•	the number of shares of our common stock subject to options and other awards;

•	the exercise price of each option and stock appreciation rights;

•	the schedule upon which options become exercisable, including exercise of unvested nonqualified stock options;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including the base or purchase price, and conditions for repurchase, termination or cancellation; and

•	all other terms and conditions upon which each award may be granted.

For awards that are intended to be exempt from the deductibility limit of Code Section 162(m), no participant will be awarded in any one fiscal year options or stock appreciation rights with respect to more than             shares in the aggregate, or restricted stock, stock units, performance share awards, incentive

bonus awards and other stock-based awards that are denominated in shares of common stock with respect to more than              shares in the aggregate. In addition, the maximum dollar value payable to any participant in any one fiscal year of the company with respect to stock units, performance units or incentive bonus awards or other stock-based awards that may be settled in cash or other property (other than common stock) and that are intended to be exempt from the deductibility limit of Code Section 162(m) will be $             million.

In general, awards may not be transferred other than by will or by the laws of descent and distribution. However, the committee may permit the holder of an option or other stock-settled award to transfer the option or other award to certain family members, to a family trust for estate planning purposes, or by gift to charitable institutions.

The committee may provide in an award agreement for certain treatment to occur upon a change in control, including:

•	acceleration or extension of the time periods for exercising, vesting in, or realizing gain from any award;

•	elimination or modification of performance or other conditions of an award; and

•	provision for the cash settlement of an award for an equivalent cash value.

The committee may also, in its discretion, take one or more of the following actions contingent upon a change in control:

•	cause any or all outstanding options and stock appreciation rights to become vested and immediately exercisable, in whole or in part;

•	cause any other awards to become non-forfeitable, in whole or in part;

•	cancel any option or stock appreciation right in exchange for a substitute option;

•	cancel any award of restricted stock, restricted stock units, performance shares or performance units in exchange for a similar award of the capital stock of any successor corporation;

•

redeem any restricted stock, restricted stock unit, performance share or performance unit for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of our common stock on the date of the change in control;

•

cancel any option or stock appreciation right in exchange for cash and/or other substitute consideration based on the value of our common stock on the date of the change in control, and cancel any option or stock appreciation right without any payment if its exercise price exceeds the value of our common stock on the date of the change in control; or

•	make such other modifications, adjustments or amendments to outstanding awards as it deems necessary or appropriate.

The committee may amend the terms of awards in any manner not inconsistent with the 2014 Plan, provided that no amendment shall adversely affect the rights of a participant with respect to an outstanding award without the participant’s consent. In addition, our board of directors may at any time amend, suspend, or terminate the 2014 Plan, provided that (i) no such amendment, suspension or termination shall materially and adversely affect the rights of any participant under any outstanding award without the consent of such participant and (ii) to the extent necessary to comply with any applicable law or stock exchange rule the 2014 Plan requires us to obtain stockholder consent. Stockholder approval is required for any plan amendment that increases the number of shares of common stock available for issuance under the 2014 Plan or changes the persons or classes of persons eligible to receive awards.

We believe our 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period, up to ten years.

In granting performance-based awards, our committee will establish performance goals before the beginning of the performance period (or otherwise as permitted by Section 162(m) of the Code and applicable regulations) by selecting from one or more of the following performance criteria: (1) pre-tax income, (2) after-tax income, (3) net income, (4) operating income or profit, (5) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital, (6) earnings per share (basic or diluted), (7) return on equity, (8) returns on sales or revenues, (9) return on invested capital or assets (gross or net), (10) cash, funds or earnings available for distribution, (11) stock appreciation, (12) operating expenses, (13) implementation or completion of critical projects or processes, (14) return on investment, (15) total return to stockholders (including stock price appreciation and dividends paid and reinvested during the applicable period), (16) net earnings growth, (17) related return ratios, (18) increase in revenues, (19) the company’s published ranking against its peer group on total stockholder return, (20) net earnings, (21) changes (or the absence of changes) in the company’s stock price, (22) number of securities sold, (23) earnings before or after any one or more of the following items: interest, taxes, depreciation or amortization, as reflected in the company’s financial reports for the applicable period, (24) total revenue growth (meaning the increase in total revenues after the date of grant of an award and during the applicable period, as reflected in the company’s financial reports for the applicable period), (25) economic value created, (26) operating margin or profit margin, (27) share price or total shareholder return, (28) cost targets, reductions and savings, productivity and efficiencies, (29) strategic business criteria, consisting of one or more objectives based on meeting objectively determinable criteria: specified market penetration, geographic business expansion, investor satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons, (30) objectively determinable personal or professional objectives, including any of the foregoing performance goals: the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions, and (31) any combination of, or a specified increase or improvement in, any of the foregoing. These performance measures may be set by reference to the company, or any combination of the company, any subsidiary, any division or operating unit.

At the end of the performance period, the committee will determine whether or the extent to which the applicable performance measures have been achieved. Unless otherwise specified at the time the performance goals are established, our committee will make appropriate adjustments for certain unusual and non-recurring events in determining whether or the extent to which any of these performance measures have been achieved during a particular period. Where appropriate and objectively determinable, the committee will make adjustments for events that are (1) extraordinary or unusual in nature and infrequent in occurrence, (B) related to the disposal of a segment of a business, (C) related to a change in accounting principle under GAAP or a change in applicable laws or regulations, (D) related to discontinued operations that do not qualify as a segment of a business under GAAP, and (E) attributable to the business operations of any entity acquired by the company during the fiscal year.

Limitation of Liability and Indemnification

As permitted by Delaware law, our fourth amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits or eliminates the personal liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our amended and restated bylaws that will become effective upon the closing of this offering also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•

we may, to the extent authorized by the board of directors, indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by law.

These indemnification provisions are not exclusive.

In addition to the indemnification provided for in our amended and restated bylaws, we have entered into indemnification agreements with certain of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

The limitation of liability and indemnification provisions in our amended and restated bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors described in the sections titled “Executive Compensation” and “Management — Non-Employee Director Compensation,” we describe below each transaction or series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transaction described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Series B Preferred Stock Financing

In December 2013 and January 2014, pursuant to a Series B Preferred Stock Purchase Agreement, we issued and sold an aggregate of 1,332,570 shares of our Series B preferred stock at a purchase price of $3.50 per share. The purchasers included the following holders of more than 5% of our capital stock and their affiliated entities. The following table presents the number of shares issued to such purchasers.

Name of Investor	Series B Preferred Stock	Aggregate Purchase Price
River King Investments Limited	57,142	$199,997
Entities affiliated with Harmony Asset Limited(1)	472,000	1,652,000

(1)	Includes (i) 114,000 shares of Series B preferred stock purchased by Excel Formation Limited, (ii) 72,000 shares of Series B preferred stock purchased by CHG Capital Growth Fund and (iii) 286,000 shares of Series B preferred stock purchased by Techlink Venture Limited. Augustine P.Y. Chow, a member of our board of directors, is a managing member of Harmony Asset Limited.

Series A Preferred Stock Financing

From March 2013 to July 2013, pursuant to a Series A Preferred Stock Purchase Agreement, we issued and sold an aggregate of 6,043,315 shares of Series A preferred stock at a purchase price of $1.74 per share in a series of closings through July 2013 and, in June 2013, we issued an aggregate of 84,690 shares of Series A preferred stock in lieu of compensation for consulting services performed for us. In addition, we issued 3,183,151 shares of our Series A preferred stock at a discounted conversion rate of $1.39, which represents a 20% discount to the price per share in the Series A preferred stock financing, resulting in the cancellation of certain convertible promissory notes that were issued to certain investors between August 24, 2010 and January 2, 2013. The investors who are holders of more than 5% of our capital stock and their affiliated entities and our directors are set forth in the following table.

Name of Investor	Series A Preferred Stock	Aggregate Purchase Price
John S. Patton, Ph.D.(1)	710,380	$988,851
Entities affiliated with Harmony Asset Limited(2)	1,781,099	2,502,665
River King Investments Limited	1,149,000	1,999,260
Donald D. Huffman(3)	40,000	—

(1)	Dr. Patton is our Chief Executive Officer and Chairman of our board of directors.

(2)	Includes (i) 1,482,000 shares of Series A preferred stock held by Gwynneth Gold Limited, (ii) 230,000 shares of Series A preferred stock held by CHG Capital Growth Fund, and (iii) 69,099 shares of Series A preferred stock held by Excel Formation Limited. Augustine P.Y. Chow, a member of our board of directors, is a managing member of Harmony Asset Limited.

(3)	Donald D. Huffman is a member of our board of directors. He was issued 40,000 shares of Series A preferred stock in consideration of services pursuant to a consulting agreement entered into with us in May 2012, prior to his appointment as a member of the board of directors. See “—Consulting Agreement” below for further information.

Certain of the shares issued to the purchasers listed above were in connection with the conversion of certain convertible promissory notes as further described below under “Convertible Debt Financing.”

Convertible Debt Financing

From August 2010 to January 2013, we sold convertible notes in an aggregate principal amount of $4.0 million to certain of our existing investors, including certain holders of more than 5% of our capital stock and their affiliated entities and our directors. In March 2013, the convertible notes and accrued interest thereon converted into an aggregate 3,183,151 shares of Series A preferred stock at a 20% discount to the price per share in the Series A preferred stock financing, as more fully described above in “Series A Preferred Stock Financing.” The following table presents the convertible notes issued to such investors.

Name of Investor	Principal Amount of Convertible Notes	Aggregate Shares of Series A Preferred Stock Issued Upon Conversion
John S. Patton, Ph.D.(1)	$910,000	710,380
Entities affiliated with Harmony Asset Limited(2)	394,900	287,537

(1)	Dr. Patton is our Chief Executive Officer and Chairman of our board of directors.

(2)	Consists of (i) a $300,000 note held by Gwynneth Gold Limited and (ii) a $94,900 note held by Excel Formation Limited. Augustine P.Y. Chow, a member of our board of directors, is a managing member of Harmony Asset Limited.

Joint Venture with Harmony Plus Holdings Limited

In February 2013, we entered into an agreement to form a joint venture with Harmony Plus Holdings Limited, or Harmony, to develop and commercialize inhaled insulin in China and certain other Pacific Rim countries, excluding Japan. Augustine P.Y. Chow, a member of our board of directors, is a managing member of Harmony Asset Limited, which is an affiliate of Harmony Plus Holdings Limited. For a description of our agreement with Harmony, see the section titled “Business — Licenses and Collaborations — Joint Venture with Harmony Asset Limited.”

Offer Letters and Employment Agreements

We have extended offer letters to each of our executive officers in connection with their employment. In addition, we intend to enter into employment agreements with each of our executive officers to be effective upon the closing of this offering. For information regarding these offer letters and employment agreements, see the section titled “Executive Compensation — Employment Agreements, Severance and Change in Control Arrangements.”

Indemnification Agreements

As permitted by Delaware law, our fourth amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits or eliminates the personal liability of our directors to the maximum extent permitted by Delaware law. In addition to the indemnification provided for in our amended and restated bylaws, we have entered into indemnification agreements with each of our directors and executive officers. For information regarding these agreements, see the section titled “Executive Compensation — Limitation of Liability and Indemnification.”

Voting Agreement

In December 2013, we entered into a voting agreement under which certain holders of our capital stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the voting agreement, the holders of a majority of our Series A preferred stock, voting as a separate class, have designated Dr. Chow for election to our board of directors; and the holders of a majority of our common stock, voting as a separate class, have designated Dr. Patton and Ms. Miller for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Lease Agreement

In July 2013, we entered into a lease agreement with Dr. John S. Patton, our Chief Executive Officer and Chairman of our board of directors, pursuant to which Dr. Patton leased us office space for our administrative headquarters located in San Francisco, California. Pursuant to the lease agreement, we agreed to pay Dr. Patton $3,200 per month during the term of the lease. The term of the lease is two years, commencing on May 1, 2013 and month to month thereafter. In 2013, pursuant to the terms of the lease, we paid Dr. Patton rent in the aggregate amount of $25,600.

Consulting Agreement

In May 2012, we entered into a consulting agreement with Donald D. Huffman, a member of our board of directors. Pursuant to the consulting agreement, we paid Mr. Huffman a consulting fee of $36,000 and issued 40,000 shares of Series A preferred stock, in consideration for his consulting services provided in assisting with corporate development activities. The consulting agreement terminated upon his appointment to the Board of Directors.

Loan to Dance

In October 2009, Dr. Patton loaned us $100,000 pursuant to a promissory note with an interest rate of 8% per annum. The loan had no set maturity date and we repaid Dr. Patton $133,000 in December 2013.

Other Transactions

We have granted stock options to our executive officers. For a description of these stock options, see the section titled “Executive Compensation — Outstanding Equity Awards as of December 31, 2013.” We have also granted stock options to certain members of the board of directors. For a description of these stock options, see the section titled “Management — Non-Employee Director Compensation Table.”

Policies and Procedures Regarding Transactions with Related Persons

We will adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, any members of the immediate family of any of the foregoing persons and any firms, corporations or other entities in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, which we refer to collectively as related parties, are not permitted to enter into a transaction with us without the prior consent of our board of directors acting through the audit committee or, in certain circumstances, the chairman of the audit committee. Any request for us to enter into a transaction with a related party, in which the amount involved exceeds $100,000 and such related party would have a direct or indirect interest must first be presented to our audit committee, or in certain circumstances the chairman of our audit committee, for review, consideration and approval. In approving or rejecting any such proposal, our audit committee, or the chairman of our audit committee, is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the benefits to us, the availability of other sources of comparable products or services and the extent of the related party’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock outstanding as of February 28, 2014 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	our named executive officer; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 20,131,934 shares of common stock outstanding as of February 28, 2014 and assumes the conversion of all outstanding shares of our preferred stock into an aggregate of 10,643,726 shares of common stock upon the closing of this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules require inclusion of shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before April 30, 2014, which is 60 days after February 28, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Except as otherwise noted below, the address for persons listed in the table is c/o Dance Biopharm Inc., 150 North Hill Drive, Suite 24, Brisbane, California 94005.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5 Percent Stockholders:
Entities affiliated with Harmony Asset Limited(1).	2,253,099	11.2%	%
Suite 2806 Bank of America Tower 12 Harcourt Road, Central, Hong Kong
River King Investments Limited(2).	1,206,142	6.0%
P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands

Named Executive Officers and Directors:
John S. Patton, Ph.D.	8,710,380	43.3%
Augustine P.Y. Chow, Ph.D.(3)	2,428,099	12.0%
Donald D. Huffman(4)	102,500	*	*
Samantha R. Miller(5)	1,545,833	7.3%
Jay S. Skyler, M.D.(6)	51,666	*	*
Greg S. Zante(7)	134,375	*	*
Lisa Porter(8)	33,333	*	*
All executive officers and directors as a group (7 persons)(9)	13,006,186	60.1%

*	Represents beneficial ownership of less than one percent.

(1)	Includes (i) 1,482,000 shares held by Gwynneth Gold Limited, (ii) 302,000 shares held by CHG Capital Growth Fund, and (iii) 183,099 shares held by Excel Formation Limited and (iv) 286,000 shares held by Techlink Venture Limited. Augustine P.Y. Chow, Ph.D is a managing member of Harmony Asset Limited.

(2)	River King is an affiliate of Oriental Patron Financial Group. Mr. Zhang (Gary) Gao Bo is the director of River King and CEO of Oriental Patron and is deemed the beneficial owner of the shares.

(3)	Consists of (i) 175,000 shares issuable pursuant to stock options which currently are exercisable or which will become exercisable on or before April 30, 2014, and (ii) 2,253,099 shares held by entities affiliated with Harmony Asset Limited. Mr. Chow is a managing member of Harmony Asset Limited.

(4)	Consists of (i) 40,000 shares and (ii) 62,500 shares issuable pursuant to stock options which currently are exercisable or which will become exercisable on or before April 30, 2014.

(5)	Consists of (i) 500,000 shares and (ii) 1,045,833 shares issuable pursuant to stock options which currently are exercisable or which will become exercisable on or before April 30, 2014.

(6)	Consists of 51,666 shares issuable pursuant to stock options which currently are exercisable or which will become exercisable on or before April 30, 2014.

(7)	Consists of 134,375 shares issuable pursuant to stock options which currently are exercisable or which will become exercisable on or before April 30, 2014.

(8)	Consists of 33,333 shares issuable pursuant to stock options which currently are exercisable or which will become exercisable on or before April 30, 2014.

(9)	Includes (i) 11,503,479 shares held by directors and executive officers as of February 28, 2014 and (ii) 1,502,707 shares issuable pursuant to stock options exercisable on or before April 30, 2014.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material characteristics of our capital stock as set forth in our fourth amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering. The summary does not purport to be complete and is qualified in its entirety by reference to our fourth amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware General Corporation Law.

Common Stock

Upon the closing of this offering, our fourth amended and restated certificate of incorporation will authorize us to issue up to 500,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

As of December 31, 2013, there were 8,808,200 shares of common stock outstanding and 10,014,083 shares of preferred stock outstanding, held by 45 stockholders of record. The number of shares of common stock to be outstanding after this offering is based on 20,131,934 shares, which assumes (i) the conversion of all outstanding shares of our preferred stock (including 629,643 shares of Series B preferred stock issued in January 2014) into 10,643,726 shares of common stock upon the closing of this offering, and (ii) the issuance of 680,008 shares of common stock pursuant to warrants exercised in January 2014. As of December 31, 2013, there were outstanding options to purchase 5,025,430 shares of common stock and warrants to purchase 807,909 shares of common stock (which is inclusive of the warrants to purchase the 680,008 shares of common stock that were exercise in January 2014).

The holders of our common stock are entitled to the following rights:

Voting Rights

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of our common stock are not entitled to cumulative voting rights.

Dividend Rights

Subject to the terms of any outstanding class or series of preferred stock, the holders of our common stock are entitled to dividends in the amounts and at times as may be declared by the board of directors out of funds legally available therefor.

Liquidation Rights

Upon liquidation or dissolution, holders of our common stock are entitled to share ratably in all net assets available for distribution to stockholders after we have paid, or provided for payment of, all of our debts and liabilities, and after payment of any liquidation preferences to holders of our preferred stock.

Other Matters

Holders of our common stock have no redemption, conversion or preemptive rights. There are no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any class or series of preferred stock that we may issue in the future. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, all of the outstanding shares of preferred stock as of December 31, 2013 will convert into an aggregate of 10,014,083 shares of common stock.

Upon the closing of this offering, under our fourth amended and restated certificate of incorporation our board of directors will have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock, par value $0.0001 per share, in one or more class or series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such class or series, but not below the number of shares of such class or series then outstanding.

Following the closing of this offering, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Options

As of December 31, 2013, we had outstanding options to purchase an aggregate of 5,025,430 shares of our common stock with exercise prices ranging from $0.01 to $2.02 per share, with an approximate weighted average exercise price of $1.22 per share, and 4,166,370 additional shares of common stock were available for future grant under our 2009 Equity Incentive Plan. The shares of our common stock underlying all such options will be registered for sale with the SEC as promptly as practicable following the closing of this offering. For additional information regarding the terms of this plan see the section titled “Executive Compensation — Employee Benefit Plans.”

Warrants

In November 2010, in connection with a license development, collaboration and commercialization agreement with Aerogen Limited, we issued two warrants to Aerogen Limited to purchase a total of 194,288 and 485,720 shares of common stock. The warrants were issued for intellectual property licenses granted to us under the agreement. The warrant to purchase 194,288 shares of common stock was fully vested upon issuance with an exercise price of $0.01 per share and a term of five years, expiring on November 15, 2015. The warrant to purchase 485,720 shares of common stock became exercisable upon the fulfillment of certain substantive performance milestones embedded within the agreement. The performance milestones were related to the development of a viable combination of the licensed technology from Aerogen with our proprietary technology for inhaled insulin, which was subject to significant development risk at the issuance date. The warrant became exercisable in the first quarter of 2013 as all related performance criteria had been met and the related success-based features of the warrant had been satisfied. The warrant has an exercise price of $0.01 per share and a term of six years, expiring on November 15, 2016. In January 2014, Aerogen exercised both warrants in full and we issued Aerogen 680,008 shares of common stock.

In October 2013, in connection with a loan and security agreement entered into with Hercules Technology, or the credit facility, we issued a warrant to Hercules Technology to purchase up to 97,901 shares of Series A preferred stock at an exercise price of $1.74 per share. The warrant is exercisable for the later to occur of (i) ten years from the date of the credit facility and (ii) five years following the effectiveness of a registration statement in connection with our initial public offering, provided that the initial public offering is consummated within ten years from the date of the credit facility. Upon the closing of this offering, the warrant will become exercisable for 97,901 shares of common stock.

In December 2013, we issued a warrant to purchase 30,000 shares of common stock to Giddi Pharma at an exercise price of $2.02. This warrant is subject to vesting with 13,125 of the shares vested on the issuance date and 625 of the remaining shares vesting on each monthly anniversary thereafter, provided Giddi Pharma continues to provide services to us through each vesting date. This warrant has a ten-year term from the date of issuance.

Anti-Takeover Effects of Delaware law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our fourth amended and restated certificate of incorporation and our amended and restated bylaws to be in effect upon the closing of this offering may have the effect of delaying, deferring or discouraging another party from acquiring control of us. Such provisions are summarized below.

Section 203 of the Delaware General Corporation Law

Upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving our company and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock or any class or series beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through us.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws

Our fourth amended and restated certificate of incorporation and amended and restated bylaws to be effective following the closing of the offering provides for:

•	classifying our board of directors into three classes;

•	authorizing the issuance of “blank check” convertible preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	requiring a supermajority vote of stockholders to amend certain provisions of our certificate of incorporation or bylaws;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine the designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Choice of Forum

Our fourth amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

The Nasdaq Stock Market Listing

We intend to apply for listing of our common stock on The Nasdaq Stock Market under the symbol “DNCE.”

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is P.O. Box 43078 Providence, RI 02940. The transfer agent and registrar’s phone number is (800) 942-5909.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the perception that such sales may occur, could cause the prevailing market price of our common stock to decline and limit our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based upon the number of shares outstanding as of December 31, 2013, upon the closing of this offering, we will have outstanding an aggregate of                  shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants, after giving effect to (i) the conversion of all outstanding shares of our preferred stock (including 629,643 shares of Series B preferred stock issued in January 2014) into 10,643,726 shares of common stock upon the closing of this offering and (ii) the issuance of 680,008 shares of common stock pursuant to warrants exercised in January 2014. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	no shares will be eligible for sale in the public market on the date of this prospectus; and

•

approximately                  shares will be eligible for sale in the public market upon expiration of lock-up agreements 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701.

As of December 31, 2013, of the                  shares of common stock issuable upon exercise of options outstanding, approximately                  shares will be vested and eligible for sale 181 days after the date of this prospectus.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, any person who is not our affiliate at any time during the preceding three months, and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and, after owning such shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock without restriction.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares; or

•

the average weekly trading volume of our common stock on The Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice of proposed sale of securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below,                  shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-Up Agreements

As described under the section titled “Underwriting — Lock-Up Agreements” below, we, each of our directors and officers, the holders of substantially all of the other shares of our common stock outstanding prior to this offering, and the holders of substantially all of our options and warrants outstanding prior to this offering, have agreed, subject to specified exceptions, not to, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, for a period of 180 days from the date of the final prospectus for the offering.

Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, may, in their sole discretion, at any time or from time to time and without notice, release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including an investor rights agreement and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described above and Rule 144 limitations applicable to affiliates. For more information on our equity incentive plans, see “Executive Compensation — Equity Benefit Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to the initial public offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws, any income tax treaties, or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws (except as specifically addressed herein with respect to U.S. federal estate taxes). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date of the initial public offering. These authorities may change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position regarding the tax consequences of a non-U.S. holder’s acquisition, ownership or disposition of our common stock or that any such position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances. It also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, banks, financial institutions, insurance companies, integral parts or controlled entities of a foreign sovereign, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, brokers, dealers or traders in securities, commodities or currencies, partnerships or other pass-through entities (or investors in such entities), hybrid entities, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax or the unearned income Medicare contribution tax, persons who own more than 5% of our common stock, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, and persons holding our common stock as part of a straddle, hedge or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

THIS SUMMARY IS NOT INTENDED TO BE CONSTRUED AS LEGAL ADVICE. WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

Definition of Non-U.S. Holder

As used in this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not for U.S. federal income tax purposes:

•

an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under section 7701(b) of the Code;

•

a corporation or partnership (or other entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury Regulations;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date and validly elected to continue to be so treated.

If any entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the acquisition, ownership and disposition of our common stock.

Distributions on Our Common Stock

As described in the section titled, “Dividend Policy,” we do not anticipate paying dividends on our common stock in the foreseeable future. If we make a distribution of cash or other property with respect to our common stock, the distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain from the sale of property, subject to tax treatment described below in “Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected to the holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or a lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying the holder’s qualification for the reduced rate. A non-U.S. holder may be required to obtain a U.S. taxpayer identification number to claim treaty benefits. This certification must be provided to us or our paying agent prior to the payment of dividends and may be required to be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with the holder’s U.S. trade or business and, if an income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the dividends are attributable, the non-U.S. holder will be exempt from U.S. federal withholding tax, if the appropriate certification is provided. To claim the exemption for effectively connected income, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States, unless the holder is entitled to the benefits of a tax treaty that provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such dividends. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such gain. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses.

With respect to the third bullet point above, we believe we currently are not and will not become a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation generally depends on whether the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets and our worldwide real property interests, there can be no assurance that we will not become a U.S. real property holding corporation in the future. In the event we do become a U.S. real property holding corporation, as long as our common stock is regularly traded on an established securities market, our common stock will constitute a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at some time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. Any taxable gain generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to the holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was reduced or eliminated by an applicable tax treaty or otherwise. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a rate of 28%, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status (typically, by providing a valid IRS Form W-8BEN or W-8ECI) or an exemption is otherwise established and neither we nor our paying agent has actual knowledge or reason to know that the payee is a U.S. person.

The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of any broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of our common stock by or through a non-U.S. office of a broker that is a U.S. person or that has certain enumerated connections with the United States will be reported to the IRS and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and thus may be subject to U.S. federal estate tax.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the Internal Revenue Service. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Stifel, Nicolaus & Company, Incorporated
Oppenheimer & Co. Inc
Roth Capital Partners

Total

All of the shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock offered by this prospectus if any are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

We have granted a 30-day option to the underwriters to purchase up to a total of                  additional shares of our common stock from us at the initial public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the shares that the underwriters have agreed to purchase from us but that are not payable on such additional shares, to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $         per share, of which up to $         per share may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters up to $         for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority.

Indemnification of Underwriters

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, each of our directors and officers, the holders of substantially all of the other shares of our common stock outstanding prior to this offering and the holders of substantially all of our options and warrants outstanding prior to this offering, have agreed, subject to specified exceptions, that, without the prior written consent of Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

•

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than registration statements on Form S-8 filed with the SEC after the closing date of this offering; or

•

enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

The Nasdaq Stock Market Listing

We have applied to have our common stock listed on The Nasdaq Stock Market under the symbol “DNCE.”

Stabilization

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the underwriting syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The foregoing transactions, if commenced, may be effected on The Nasdaq Stock Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Discretionary Accounts

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares of common stock offered by them.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price will include:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representative of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.

An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

Relationships

The underwriters and/or their respective affiliates may in the future provide various financial advisory, investment banking, commercial banking and other financial services to us, for which they may receive compensation.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit an initial public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common stock offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Financial Services and Markets Act of 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

France

The prospectus has not been approved either by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France within the meaning of Article L. 411-1 of the French Code Monétaire et Financier except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying Prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to the Residents of Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH

ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares of common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares of common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of common stock in Switzerland.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Lowenstein Sandler LLP, Roseland, New Jersey. Cooley LLP, Palo Alto, California is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2013 and for the two years then ended and for the period from February 9, 2009 (inception) to December 31, 2013 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.dancebiopharm.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

DANCE BIOPHARM INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Dance Biopharm Inc.

Brisbane, California

We have audited the accompanying consolidated balance sheets of Dance Biopharm Inc., a development stage company (the “Company”), as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2013, and for the period from February 9, 2009 (inception) to December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dance Biopharm Inc. as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the two years then ended and for the period from February 9, 2009 (inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

San Jose, California

March 4, 2014

DANCE BIOPHARM INC.

(a development stage company)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,		Pro Forma Stockholders’ Equity as of December 31, 2013
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$56	5,117
Short-term investments	—	3,988
Accounts receivable	—	300
Prepaid and other current assets	2	82

Total current assets	58	9,487
Property and equipment, net	40	168
Investment in joint venture	—	295
Deferred offering costs	—	701

Total assets	$98	$10,651

Liabilities, convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$326	$621
Accrued expenses	117	1,268
Preferred stock warrant liability	—	162
Long-term debt, current portion	—	111
Notes payable to related party, including interest	126	—

Total current liabilities	569	2,162
Convertible notes and accrued interest	3,980	—
Customer advances	—	450
Long-term debt, net of discount and current portion	—	760
Commitments and contingencies:
Series A convertible preferred stock, $0.0001 par value; no shares authorized, issued and outstanding as of December 31, 2012 and 9,311,156 shares authorized issued and outstanding as of December 31, 2013; liquidation preference of $16,202 as of December 31, 2013; no shares authorized, issued and outstanding, pro forma (unaudited)	—	16,110
Series B convertible preferred stock, $0.0001 par value; no shares authorized, issued and outstanding as of December 31, 2012 and 1,500,000 shares authorized and 702,927 issued and outstanding as of December 31, 2013; liquidation preference of $2,460 as of December 31, 2013; no shares authorized, issued and outstanding, pro forma (unaudited)	—	2,424
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 15,000,000 shares authorized as of December 31, 2012 and 100,000,000 shares authorized as of December 31, 2013; 8,408,200 shares issued and outstanding as of December 31, 2012 and 8,808,200 shares issued and outstanding as of December 31, 2013; 18,822,283 shares issued and outstanding, pro forma (unaudited)	1	1	2
Additional paid-in capital	717	2,433	20,967
Accumulated other comprehensive loss	—	(12)	(12)
Deficit accumulated during the development stage	(5,169)	(13,677)	(13,677)

Total stockholders’ (deficit) equity	(4,451)	(11,255)	$7,280

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$98	$10,651

See accompanying notes to consolidated financial statements.

DANCE BIOPHARM INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except per share amounts)

	Year Ended December 31,		Period From February 9, 2009 (Inception) to December 31, 2013
	2012	2013
Collaboration revenue	$—	$300	$300
Operating expenses:
Research and development	1,840	5,223	8,641
General and administrative	734	2,356	3,704

Total operating expenses	2,574	7,579	12,345

Loss from operations	(2,574)	(7,279)	(12,045)

Interest income	—	16	17
Interest expense	(246)	(1,202)	(1,606)
Increase in fair value of preferred stock warrant liability	—	(43)	(43)

Total other expense	(246)	(1,229)	(1,632)

Net loss	(2,820)	(8,508)	(13,677)
Other comprehensive loss:
Net unrealized losses on short-term investments	—	(12)	(12)

Comprehensive loss	$(2,820)	$(8,520)	$(13,689)

Net loss per common share, basic and diluted	$(0.34)	$(0.97)

Weighted average shares used in computing net loss per common share, basic and diluted	8,391	8,792

Pro forma net loss per common share, basic and diluted (unaudited) (Note 2)		$(0.56)

Weighted average shares used in computing pro forma net loss per common share, basic and diluted (unaudited) (Note 2)		15,189

See accompanying notes to consolidated financial statements.

DANCE BIOPHARM INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except per share amounts)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of February 9, 2009 (inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock to founder at $0.01 per share for cash	—	—	—	—	8,000	1	79	—	—	80
Stock-based compensation	—	—	—	—	—	—	3	—	—	3
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(137)	(137)

Balance as of December 31, 2009	—	—	—	—	8,000	1	82	—	(137)	(54)

Exercise of stock options	—		—		200	—	1	—	—	1
Warrant issuance	—		—		—	—	18	—	—	18
Stock-based compensation	—	—	—	—	—	—	53	—	—	53
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(318)	(318)

Balance as of December 31, 2010					8,200	1	154	—	(455)	(300)

Exercise of stock options	—	—	—	—	108	—	1	—	—	1
Stock-based compensation	—	—	—	—	—	—	280	—	—	280
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(1,894)	(1,894)

Balance as of December 31, 2011		—		—	8,308	1	435	—	(2,349)	(1,913)

Exercise of stock options	—	—	—	—	100	—	1	—	—	1
Stock-based compensation	—	—	—	—	—	—	281	—	—	281
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(2,820)	(2,820)

Balance as of December 31, 2012					8,408	1	717	—	(5,169)	(4,451)

Issuance of preferred stock at $1.74 per share, net of issuance costs of $92 in June and July 2013 for cash	6,043	10,423	—	—	—	—	—	—	—	—
Issuance of preferred stock upon conversion of promissory notes payable and related accrued interest	3,183	4,431	—	—	—	—	—	—	—	—
Beneficial conversion charge upon conversion of promissory notes	—	1,107	—	—	—	—	—	—	—	—
Issuance of preferred stock for consulting services	85	149	—	—	—	—	—	—	—	—
Issuance of preferred stock at $3.50 per share, net of issuance costs of $36 in November and December 2013 for cash	—	—	703	2,424	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	400	—	31	—	—	31
Stock-based compensation	—	—	—	—	—	—	1,343	—	—	1,343
Vesting of warrant upon completion of milestones	—	—	—	—	—	—	342	—	—	342
Net loss	—	—	—	—	—	—	—	—	(8,508)	(8,508)
Change in unrealized losses on investments	—	—	—	—	—	—	—	(12)	—	(12)

Balance as of December 31, 2013	9,311	$16,110	703	$2,424	8,808	$1	$2,433	$(12)	$(13,677)	$(11,255)

See accompanying notes to consolidated financial statements.

DANCE BIOPHARM INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Period From February 9, 2009 (Inception) to December 31, 2013
	2012	2013
Operating activities:
Net loss	$(2,820)	$(8,508)	$(13,677)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13	34	53
Amortization of debt issuance cost and discount	—	10	10
Change in fair value of preferred stock warrant liability	—	43	43
Stock-based compensation	281	1,343	1,960
Issuance of preferred stock for consulting services	—	149	149
Beneficial conversion charge upon conversion of promissory notes	—	1,107	1,107
Vesting of warrant upon completion of milestones	—	342	360
Interest on convertible promissory notes	235	56	431
Accrued interest on long-term debt	—	10	10
Equity share of loss of joint-venture	—	5	5
Changes in operating assets and liabilities:
Accounts receivable	—	(300)	(300)
Prepaid and other current assets	—	(80)	(82)
Accounts payable and accrued expenses	358	583	1,151
Customer advances	—	450	450

Net cash used in operating activities	(1,933)	(4,756)	(8,330)
Investing activities:
Purchases of investments	—	(4,000)	(4,000)
Investment in joint venture	—	(300)	(300)
Capital expenditures	—	(162)	(221)

Net cash used in investing activities	—	(4,462)	(4,521)
Financing activities:
Proceeds from long-term debt, net of issuance costs	—	970	970
Proceeds from issuance of promissory notes	1,530	395	4,000
Proceeds from issuance of preferred stock, net of issuance costs	—	12,883	12,883
Proceeds from issuance of common stock	1	31	115

Net cash provided by financing activities	1,531	14,279	17,968

Net increase (decrease) in cash and cash equivalents	(402)	5,061	5,117
Cash and cash equivalents at beginning of period	458	56	—

Cash and cash equivalents at end of period	$56	$5,117	$5,117

Supplemental disclosure of cash flow information:
Conversion of promissory notes and accrued interest	$—	$4,431	$4,431
Interest paid	$—	$41	$41
Income taxes paid	$2	$1	$4
Accrued initial public offering and stock issuance costs	$—	$737	$737
Issuance of preferred stock warrants in connection with long-term debt	$—	$119	$119

See accompanying notes to consolidated financial statements.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

Dance Biopharm Inc. (the “Company”) is a biopharmaceutical company focused on the development of inhaled insulin products for the treatment of diabetes. The Company’s lead product candidate, Dance 501, is a drug/device combination product designed to deliver a high purity liquid insulin formulation through a small handheld electronic inhaler to significantly reduce or eliminate the need for daily injections. Dance 501 is currently being tested in a Phase 2, randomized, active controlled clinical trial investigating three doses levels of inhaled insulin in adult patients with type 2 diabetes and the Company plans to initiate a global Phase 3 clinical trial in early 2015.

The Company was originally incorporated in the State of Delaware on February 9, 2009 (inception) under the name Dance Pharmaceuticals, Inc., and subsequently changed its name to Dance Biopharm Inc. in February 2013. Since inception, the Company has devoted substantially all of its efforts to discovering and developing of its technology, raising capital and hiring employees. As of December 31, 2013, the Company continues to be in the development stage and its financial statements are presented in accordance with Accounting Standards Codification (ASC) 915, Development Stage Enterprises. To date, the Company has funded its operations primarily through sales of preferred stock and convertible promissory notes. From inception through December 31, 2013, the Company has received net proceeds of $16.9 million from such financing activities.

Consolidation

The consolidated financial statements, which include the Company and its wholly-owned subsidiary, are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s consolidated financial statements include the accounts of Dance Biopharm Inc. and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Liquidity

The Company has no products approved for sale and has incurred significant operating losses since inception. The Company has never been profitable and has incurred net losses of $2.8 million and $8.5 million in the years ended December 31, 2012 and 2013, respectively. As of December 31, 2013, the Company had an accumulated deficit of $13.7 million. The Company believes that its cash, cash equivalents and short-term investments of $9.1 million as of December 31, 2013, funds available under its credit facility and its Series B preferred stock financing in January 2014, will be sufficient to allow the Company to fund its current operating plan for at least the next 12 months. As the Company continues to incur losses, achieving profitability is dependent upon the successful development, approval and commercialization of its lead product candidate, Dance 501, and achieving a level of revenues adequate to support the Company’s cost structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital. Management intends to fund future operations through additional private or public debt or equity offerings, and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when the four basic revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) products have been delivered, transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Up-front fees received in connection with collaborative research and development agreements, including license fees, technology access fees, and exclusivity fees, are deferred upon receipt, are not considered a separate unit of accounting and are recognized as revenues over the relevant performance periods related to the combined units of accounting appropriate for each customer arrangement.

A payment that is contingent upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. A milestone is an event (i) that can only be achieved based in whole or in part on either the Company’s performance or on the occurrence of a specific outcome resulting from its performance, (ii) for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved, and (iii) results in additional payments being due to the Company. Milestones are considered substantive when the consideration earned from the achievement of the milestone (i) is commensurate with either the Company’s performance to achieve the milestone or the enhancement of value of the item delivered as a result of a specific outcome resulting from its performance, (ii) relates solely to past performance, and (iii) is reasonable relative to all deliverable and payment terms in the arrangement

Unaudited Pro Forma Information

On January 8, 2014, the Company’s board of directors authorized management to confidentially submit to the Securities and Exchange Commission a registration statement on Form S-1 for an initial public offering of shares of its common stock (“IPO”). The pro forma data gives effect to the conversion of all outstanding shares of convertible preferred stock into 10,014,083 shares of the Company’s common stock upon the closing of the IPO as-if such conversion had occurred at the beginning of the period, or the issuance date if later.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash. Additionally, the Company established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity. Accounts receivable as of December 31, 2013 pertain to a milestone payment from Hikma Pharmaceuticals LLC (“Hikma”), (described more fully in Note 9), which was paid in full in January 2014.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, regulatory approvals, competition from current treatments and therapies and larger companies, protection of proprietary technology, strategic relationships and dependence on key individuals.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Products developed by the Company require clearances from the U.S. Food and Drug Administration (the “FDA”) and other international regulatory agencies prior to commercial sales in their respective markets. Dance 501 may not receive the necessary clearances and if Dance 501 is denied clearance, clearance is delayed or is unable to maintain clearance the Company’s business could be materially adversely impacted.

The Company’s current product candidate, Dance 501, depends upon a number of key suppliers, including single-source suppliers, the loss of which would harm the Company’s business. The Company has long-term contracts with certain suppliers and obtains other products and services on a purchase order basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents as of December 31, 2012 and 2013 consist of cash in a readily available checking account.

Short-Term Investments

The Company classifies its investments as available-for-sale and records such assets at fair value in the consolidated balance sheet, with unrealized gains and losses, if any, reported as a component of other comprehensive income (loss) within the consolidated statements of comprehensive loss and as a separate component of stockholders’ (deficit) equity. The Company invests its excess cash balances primarily in exchange traded mutual funds with strong credit ratings. Realized gains and losses are calculated on the specific identification method and recorded as interest income. There have been no realized gains and losses for the years ended December 31, 2012 and 2013, and for the period from February 9, 2009 (inception) to December 31, 2013.

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. The Company considers factors including: the significance of the decline in value compared to the cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, the length of time the market value of the security has been less than its cost basis, the security’s relative performance versus its peers, sector or asset class, expected market volatility and the market and economy in general. When the Company determines that a decline in the fair value below its cost basis is other-than-temporary, the Company recognizes an impairment loss in the year in which the other-than-temporary decline occurred. There have been no other-than-temporary declines in value of short-term investments for the years ended December 31, 2012 and 2013, and for the period from February 9, 2009 (inception) to December 31, 2013, as the Company has the intent and ability to hold the securities until maturity or a recovery of the cost basis.

Fair Value of Financial Instruments

The Company determines the fair value of financial and nonfinancial assets and liabilities using the fair value hierarchy, which describes three levels of inputs that may be used to measure fair value, as follows:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the full term of the assets or liabilities. For marketable securities, the Company reviews trading activity and pricing as of the measurement date; and

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Level 1 securities consist of highly liquid exchange traded mutual funds. The fair value of Level 1 assets has been determined using quoted prices in active markets for identical assets.

In certain cases where there is limited activity or less transparency around inputs to valuation, assets and liabilities are classified as Level 3 within the valuation hierarchy. The Level 3 liability that is measured at estimated fair value on a recurring basis consists of the preferred stock warrant liability.

The estimated fair value of the outstanding preferred stock warrant liability is measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date and the following weighted average assumptions:

	Valuation Date
	Upon Issuance October 30, 2013	December 31, 2013
Assumptions:
Risk-free interest rate	2.55%	3.04%
Expected dividend yield	0%	0%
Expected volatility	60%	60%
Expected term (in years)	10.0	9.8

As of December 31, 2012, the Company did not have any investments and all of its cash was held in checking bank accounts and no preferred stock warrants were outstanding.

The following table summarizes assets and liabilities recorded at fair value, and the classification by level of input within the fair value hierarchy (in thousands):

	December 31, 2013
	Total	Basis of Fair Value Measurements
		Level 1	Level 2	Level 3
Assets:
Exchange traded mutual funds	$3,988	$3,988	—	—
Liabilities:
Preferred stock warrant liability	$162	—	—	$162

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the fair value measurements using significant Level 3 inputs (defined above) and changes therein for the year ended December 31, 2013.

Year ended December 31, 2013	Preferred stock warrant liability
Beginning fair value	$—
Fair value of preferred stock warrant upon issuance	119
Change in fair value	43

Ending fair value as of December 31, 2013	$162

The carrying value of convertible promissory notes as of December 31, 2012 and long-term debt, as of December 31, 2013 approximated their fair value as the interest rate in consideration of the conversion feature and collateral, approximated the interest rate that was available to the Company. All convertible promissory notes were converted into Series A preferred stock in March 2013.

For disclosure purposes at December 31, the fair value of the principal amount of the Company’s outstanding convertible promissory notes and long-term debt are classified within the hierarchy as follows (in thousands):

	December 31,
	2012		2013
	Total Fair Value	Level 3	Total Fair Value	Level 3
Convertible promissory note	$3,605	$3,605	$—	$—
Long-term debt, net of discount	$—	$—	$871	$871

Preferred Stock Warrant Liability

Freestanding warrants for shares that are either putable or redeemable are classified as liabilities on the balance sheet at fair value. Therefore, the freestanding warrants that give the holders the right to purchase the Company’s convertible preferred stock are liabilities that are recorded at estimated fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income (expense), net.

Property and Equipment

Property and equipment, which consists of furniture and fixtures, computers and office equipment are stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method.

Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the assets to the Company’s business objective.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount over the asset’s fair value. The Company has not recognized any impairment losses through December 31, 2013.

Research and Development Expenses

All research and development costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered or settled. Realization of deferred tax assets is dependent upon future taxable income. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized based on the weight of available evidence, including expected future earnings. The Company recognizes an uncertain tax position in its financial statements when it concludes that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon effective settlement. This is determined on a cumulative probability basis. The full impact of any change in recognition or measurement is reflected in the period in which such change occurs. The Company elects to accrue any interest or penalties related to income taxes as part of its income tax expense.

Stock-Based Compensation

The Company recognizes compensation expense using a fair-value-based method for costs related to stock-based payments, including stock options. The fair value of options awarded to employees is measured on the date of grant using the Black-Scholes option pricing model and is recognized as expense over the requisite service period on a straight-line basis. Options to purchase 2,605,430 shares of common stock were granted to employees and non-employees during 2013.

The Black-Scholes option pricing model includes the following weighted average assumptions:

	Year Ended December 31,
	2012	2013
Assumptions:
Risk-free interest rate	1.01%	1.85%
Expected dividend yield	0%	0%
Expected volatility	58%	54%
Expected term (in years)	5.0	5.3

For the options granted during the years ended December 31, 2012 and 2013, the Company used an estimated fair value per share of $0.75 and $2.02 originally determined by the board of directors as of March 2012 and December 2013. The Company used the probability-weighted expected return method to determine the fair value with the following key assumptions: junior nature of the common stock to convertible promissory notes, conversion dilution, minority status, and illiquid nature of its common stock.

The Company uses historical data to estimate forfeitures at the time of grant and is required to record stock-based compensation only for those awards that are expected to vest. The Company recorded

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee stock-based compensation expense of $148,000 and $875,000 for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2012, there was $132,000 of total unrecognized compensation expense related to non-vested employee stock options that is expected to be recognized over a weighted average period of 1.8 years. As of December 31, 2013, there was $1,284,000 of total unrecognized compensation expense related to non-vested employee stock options that is expected to be recognized over a weighted average period of 1.9 years.

The Company recognizes compensation expense for options issued to non-employees based on the fair value of the options as estimated in the period they vest, using the Black-Scholes option-pricing model. The Black-Scholes option pricing model includes the following weighted average assumptions:

	Year Ended December 31,
	2012	2013

Assumptions:
Risk-free interest rate	1.58%	2.77%
Expected dividend yield	0%	0%
Expected volatility	56%	55%
Expected term (in years)	7.9	9.5

Stock-based compensation expense related to options granted to non-employees was $133,000 and $455,000 for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2012, there was $164,000 of total unrecognized compensation expense related to non-vested non-employee stock options that is expected to be recognized over a weighted average period of 1.6 years. As of December 31, 2013, there was $398,000 of total unrecognized compensation expense related to non-vested non-employee stock options that is expected to be recognized over a weighted average period of 1.9 years.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the consolidated financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on investments. Comprehensive gains (losses) have been reflected in the consolidated statements of comprehensive loss for all periods presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. To date, the Company has viewed its operations and managed its business as one segment operating exclusively in the United States.

Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding for the period.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Common stock equivalents are only included when their effect is dilutive. The Company’s potentially dilutive securities which include convertible preferred stock, warrants and outstanding stock options under its equity incentive plan have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. Additionally, the Company’s convertible promissory notes were convertible into a variable number of shares which have also been excluded as such shares would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position.

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per shares (in thousands).

	December 31,
	2012	2013

Convertible preferred stock	—	10,014
Warrants to purchase common stock	680	680
Warrants to purchase preferred stock	—	128
Common stock options	2,820	5,025

Total	3,500	15,847

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the unaudited pro forma net loss per share attributable to common stockholders (in thousands, except per share data):

Year Ended December 31, 2013
(unaudited)
Numerator:
Net loss attributable to common stockholders	$(8,508)

Pro forma net loss	$(8,508)

Denominator:
Weighted average common shares outstanding, basic and diluted	8,792
Pro forma adjustments to reflect assumed conversion of preferred stock	6,397

Shares used to compute pro forma net loss per share, basic and diluted	15,189

Pro forma basic and diluted net loss per share attributable to common stockholders	$(0.56)

Clinical Trial Accruals

The Company’s clinical trial accruals are based on patient enrollment and related costs at clinical investigator sites as well as for the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on the Company’s behalf. The Company accrues expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, the Company modifies the estimates of accrued expenses prospectively.

Joint Venture Accounting

The Company accounts for its investment in the joint venture between the Company and Harmony Plus Holdings Limited using the equity method. Accordingly, the Company records an increase in its investment for contributions to the joint venture and a reduction in its investment for its share of any losses of the joint venture or disbursements of profits from the joint venture. Equity in the loss of the joint venture includes the Company’s share of the joint venture’s loss for the period. The investment in the joint venture includes the Company’s share of the net equity of the joint venture. As the joint venture has not undertaken any operating activities since its formation, the investment in joint venture represents the Company’s initial investment.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees related to the Company’s proposed initial public offering (“IPO”) are capitalized. The deferred offering costs will be offset against IPO proceeds upon the effectiveness of the offering. In the event the offering is terminated, deferred offering costs will be expensed. No amounts were deferred as of December 31, 2012.

Recently Issued Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02). This newly issued accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. This ASU is effective for reporting periods beginning after December 15, 2012. The Company adopted this standard in the first quarter of 2013 and the adoption of this standard did not have an impact on the Company’s financial position or results of operations.

3.	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2012	2013

Lab equipment	$49	$195
Computer and office equipment	10	26

Total equipment	59	221
Less accumulated depreciation	(19)	(53)

Property and equipment, net	$40	$168

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Convertible Promissory Notes

A rollforward of the activity for the Company’s convertible promissory notes is shown below (in thousands):

	December 31,
	2012	2013

Beginning balance	$2,215	$3,980
Plus: additional issuances	1,530	395
Plus: accrued and unpaid interest	235	56
Plus: charge for beneficial conversion	—	1,107
Less: conversion into shares of Series A convertible preferred stock	—	(5,538)

Ending balance	$3,980	$—

From August 2010 to January 2013, the Company entered into a series of convertible promissory notes (the “Convertible Notes”) with various investors for an aggregate principal amount of $4.0 million. The Convertible Notes accrued interest at 8.0% per annum and included an embedded conversion feature that, depending on the size of the Company’s next equity financing required, or allowed, the holders to convert the Convertible Notes and accrued but unpaid interest into shares of the same class of capital stock issued in the next equity financing. The initial conversion rate of the Convertible Notes was set at a 10% or 20% discount from the value that would be paid by investors in the next equity financing depending on the dollar value of the financing. In the event that the Company failed to complete an equity financing by the maturity date of the Convertible Notes (December 31, 2015), the holders had the option of converting the Convertible Notes into shares of the Company common stock at a rate of 1% of the fully diluted common stock outstanding for every $100,000 of principal amount outstanding as of the date of election.

The Convertible Notes also carried a contingent provision that required the acceleration and payment of the Convertible Notes in cash at an amount equal to 1.5 times the then-outstanding principal balance and accrued interest in the event of a sale of the Company prior to the maturity date or conversion of the Convertible Notes. The Convertible Notes could not be prepaid prior to the maturity date without the consent of a majority of the holders of such Convertible Notes. As of December 31, 2012, $976,000, of the Convertible Notes were held by John S. Patton, Ph.D., the Company’s Chief Executive Officer and Chairman of the board of directors.

The conversion option did not meet the criteria requiring derivative accounting; however, the conversion option was determined to be a contingent beneficial conversion feature. The beneficial conversion feature was valued at $1.1 million and was recorded as additional interest expense upon conversion of the Convertible Notes in March 2013.

In March 2013, the Company completed an equity financing and all outstanding principal and accrued but unpaid interest under the Convertible Notes was converted into 3,183,151 shares of Series A convertible preferred stock at a 20% discount to the price paid by investors in the Company’s Series A preferred stock financing.

5.	Long-Term Debt

In October 2013, the Company entered into a loan and security agreement (the “credit facility”) with Hercules Technology III, LP, or Hercules Technology. The credit facility provides funding for an aggregate

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

principal amount of up to $4.0 million. The first term loan of the credit facility was funded in October 2013 in the amount of $1.0 million. Upon achievement of positive clinical data from certain studies, the Company may borrow up to an additional $3.0 million for a period commencing upon the occurrence of positive clinical data from certain studies and ending on the earlier to occur of (i) June 30, 2014, and (ii) the occurrence of an event of default. The loans bear interest at a floating rate per annum equal to the greater of either (i) 10.65% or (ii) 10.65% plus the prime rate minus 3.25%. During the year ended December 31, 2013 the interest rate on the loan was 10.65%. The Company is required to make interest-only payments on each term loan on the first business day of each month through but not including the “Amortization Date.” The Amortization Date is defined to be September 1, 2014. Commencing on the Amortization Date, the loans will amortize in equal monthly installments of principal and interest over 36 months. On the maturity date or the date the loans otherwise become due, the Company must also pay Hercules Technology an end of loan charge equal to $160,000. Under the terms of the agreement, the Company established a deposit account which grants Hercules Technology a perfected first priority security interest. The credit facility is secured by substantially all of the Company’s assets, other than intellectual property. Under the credit facility, the Company is subject to certain customary covenants contained in the credit facility which limit or restrict the Company’s ability to, among other things, incur additional indebtedness, grant any security interests, pay cash dividends, repurchase common stock, make loans, or enter into certain transactions without the prior consent of Hercules Technology. As of December 31, 2013, the Company is in compliance with all covenants under the credit facility. In addition, Hercules Technology has the right to convert in certain subsequent unregistered financings up to $1 million of the principal amount of any term loan advance for securities being issued in such financings on the same terms afforded to others participating in such financings and to invest up to $1 million in certain subsequent unregistered financing on the same terms afforded to others participating in such financing. Hercules Technology’s conversion and investment rights do not apply to the Company’s initial public offering.

Future minimum payments under non-cancellable long-term debt at December 31, 2013 are as follows (in thousands):

Years ended December 31,	Payments
2014	$111
2015	309
2016	344
2016	236

Principal due	$1,000
Unamortized debt issuance costs	(129)

Long-term debt, net of debt issuance costs	$(871)

In connection with the funding of the first term loan under the credit facility, the Company issued a warrant to Hercules Technology to purchase 97,901 shares of Series A preferred stock at an exercise price of $1.74 per share. Upon the closing of this initial public offering, the warrant will be exercisable for 97,901 shares of common stock. The costs incurred to obtain the long term debt, including the fair value of preferred stock warrants at the issuance of warrants are recorded as a debt discount, and such debt issuance costs are included in the accompanying consolidated balance sheets net of amortization. The debt issuance costs are amortized using the effective interest rate method over the term of the loan agreement.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Convertible Preferred Stock

Series A Convertible Preferred Stock

From March 2013 to July 2013, pursuant to a Series A Preferred Stock Purchase Agreement, the Company issued and sold an aggregate of 6,043,315 shares of Series A preferred stock at a purchase price of $1.74 per share in a series of closings. In August 2013, the Company issued an aggregate of 84,690 shares of Series A preferred stock for consulting services performed for the Company valued at $1.74 per share, the price paid by the investors in the Company’s Series A preferred stock financing. In addition, the Company issued 3,183,151 shares of Series A preferred stock at a discounted conversion rate of $1.39, which represented a 20% discount to the price per share in the Series A preferred stock financing, upon the conversion of the Convertible Notes that were issued to certain investors in August 2010 and January 2013. The Company recorded a charge of $1.1 million upon the conversion of the Convertible Notes.

The holders of Series A preferred stock are entitled to receive noncumulative dividends at a rate of 6% of $1.74 per share per annum. The preferred stock dividends are payable when and if declared by the Company’s board of directors. As of December 31, 2012 and 2013, the Company’s board of directors has not declared any dividends. The preferred stock dividends are payable in preference and in priority to any dividends on common stock.

The holders of Series A preferred stock are entitled to receive a liquidation preference of $1.74 per share plus any declared and unpaid dividend. Liquidation payments to the holders of preferred stock have priority and are made in preference to any payments to the holders of common stock. No dividends were declared or paid through December 31, 2013.

The shares of Series A preferred stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. Each share of Series A preferred stock is automatically converted into common stock immediately upon (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, or (ii) the affirmative vote of more than 50% of the holders of the then-outstanding Series A preferred stock. The Company did not separately value the conversion feature as such embedded feature did not meet the criteria to be accounted for as a derivative.

The holders of Series A preferred stock are entitled to one vote for each share of common stock into which such Series A preferred stock could then be converted; and with respect to such vote, such holder shall have voting rights and powers equal to the voting rights and powers of the holders of common stock and own a majority of voting stock.

Series B Convertible Preferred Stock

In December 2013, pursuant to a Series B Preferred Stock Purchase Agreement, the Company issued and sold an aggregate of 702,927 shares of Series B preferred stock at a purchase price of $3.50 per share.

The holders of Series B preferred stock are entitled to receive noncumulative dividends at a rate of 6% of $3.50 per share per annum. The preferred stock dividends are payable when and if declared by the Company’s board of directors. As of December 31, 2013, the Company’s board of directors has not declared any dividends. The Series B preferred stock dividends are payable in preference and in priority to any dividends on common stock.

The holders of Series B preferred stock are entitled to receive a liquidation preference of $3.50 per share plus any declared and unpaid dividend. Liquidation payments to the holders of Series B preferred stock have priority and are made in preference to any payments to the holders of common stock.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The shares of Series B preferred stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. Each share of Series B preferred stock is automatically converted into common stock immediately upon (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, or (ii) the affirmative vote of more than 50% of the holders of the then-outstanding Series B preferred stock. The Company did not separately value the conversion feature as such embedded feature did not meet the criteria to be accounted for as a derivative.

The holders of Series B preferred stock are entitled to one vote for each share of common stock into which such Series B preferred stock could then be converted; and with respect to such vote, such holder shall have voting rights and powers equal to the voting rights and powers of the holders of common stock.

In accordance with ASC 480-10-S99, the Series A and Series B convertible preferred stock is classified as mezzanine equity outside of permanent stockholders’ equity because the Series A and Series B preferred stock is redeemable upon the occurrence of an event that is not solely with the control of the Company. Such events may include transactions such as sale, lease, transfer, exclusive license or other disposition of the Company’s assets.

7.	Common Stock

Common Stock

During the year ended December 31, 2009, the Company issued 8,000,000 shares of common stock to the founder for $80,000. The Company authorized a Class B of common stock in August 2013. No shares of Class B common stock were issued and the Class B common stock was eliminated in December 2013.

Warrants

In November 2010, the Company issued two warrants to Aerogen Limited (“Aerogen”) to purchase 194,288 and 485,720 shares of common stock in connection with a license development, collaboration and commercialization agreement (see Note 9). Both warrants were issued for intellectual property licenses granted to the Company under the agreement.

The warrant to purchase 194,288 shares of common stock was fully vested upon issuance with an exercise price of $0.01 per share and a term of five years, expiring on November 15, 2015. The Company concluded that the award was equity-classified and valued the warrant using the Black-Scholes option pricing method with following pricing assumptions: volatility of 58%, a risk-free interest rate of 1.35%, expected life of five years, fair value of common stock of $0.10 per share and expected dividend yield of 0%. The warrant had a value of $18,000 and was charged to research and development expense on the date of issuance.

The warrant to purchase 485,720 shares of common stock was to become exercisable upon the fulfillment of certain substantive performance milestones embedded within the agreement. The performance milestones are related to the development of a viable combination of the licensed technology from Aerogen with the Company’s technology for inhaled insulin, which was subject to significant development risk at the issuance date. The warrant became exercisable in the first quarter of 2013 as all related performance criteria had been met and the related success-based features of the warrant had been satisfied. The warrant has an exercise price of $0.01 per share and a term of six years, expiring on November 15, 2016. The Company concluded that the award was equity-classified and valued the warrant using the Black-Scholes option pricing method with the following updated pricing assumptions as of the performance date: volatility of 40%, a risk-free interest rate of 0.62%, remaining expected life of 3.6 years, fair value of common stock of $0.71 per share and

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected dividend yield of 0%. The warrant had a value of $342,000 and was charged to research and development expense in the first quarter of 2013 when the substantive performance criteria were met.

In October 2013, in connection with a loan and security agreement entered into with Hercules Technology (the “Loan and Security Agreement”) the Company issued a warrant to Hercules Technology to purchase up to 97,901 shares of Series A preferred stock at an exercise price which is lower of $1.74 per share or the series B preferred stock issuance price. As the Series B preferred stock was issued at $3.50 per share, the warrant exercise price is $1.74 per share. The warrant is exercisable for the later to occur of (i) ten years from the date of the credit facility and (ii) five years following the effectiveness of a registration statement in connection with the Company’s initial public offering, provided that the IPO is consummated within ten years from the date of the credit facility. Upon the closing of the IPO, the warrant will become exercisable for 97,901 shares of common stock.

In December 2013, the Company issued a warrant to purchase 30,000 shares of common stock to Giddi Pharma at an exercise price of $2.02. This warrant is subject to vesting with 13,125 of the shares vested on the issuance date and 625 of the remaining shares vesting on each monthly anniversary thereafter, provided Giddi Pharma continues to provide services to the Company through each vesting date. This warrant has a ten-year term from the date of issuance. The Company records non-cash research and development expenses based upon the fair value of the warrant as it vests. During the year ended December 31, 2013, the Company recorded total expense of $13,000 which is included as part of stock-based compensation.

8.	Stock Based Awards

2009 Equity Incentive Plan

The Company adopted an equity incentive plan (the “2009 Plan”) under which 10,000,000 shares of common stock have been reserved for issuance to employees, nonemployee directors and consultants of the Company. The 2009 Plan provides for the grant of incentive stock options, nonstatutory stock options, rights to purchase restricted stock, stock appreciation rights, dividend equivalents, stock payments, and restricted stock units to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the 2009 Plan is ten years. The options generally vest 25% immediately, with the balance vesting monthly over the remaining three years. As of December 31, 2013, 4,166,370 shares of common stock remain available for future grant under the 2009 Plan.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes stock option transactions for the 2009 Plan since the Company’s inception:

	Number of Shares Available for Grant	Total Options	Weighted- Average Exercise Price
Balance at February 9, 2009 (inception)	2,000,000	—	$—
Granted	(1,096,000)	1,096,000	0.01

Balance at December 31, 2009	904,000	1,096,000	0.01
Options Authorized	2,000,000
Granted	(1,284,000)	1,284,000	0.06
Exercised	—	(200,000)	0.01

Balance at December 31, 2010	1,620,000	2,180,000	0.04
Granted	(930,000)	930,000	0.73
Cancelled	91,800	(91,800)	0.01
Exercised	—	(108,200)	0.01

Balance at December 31, 2011	781,800	2,910,000	0.26
Granted	(210,000)	210,000	0.75
Cancelled	200,000	(200,000)	0.01
Exercised	—	(100,000)	0.01

Balance at December 31, 2012	771,800	2,820,000	0.32
Options Authorized	6,000,000
Granted	(2,605,430)	2,605,430	2.02
Exercised	—	(400,000)	0.08

Balance at December 31, 2013	4,166,370	5,025,430	1.22

As of December 31, 2013, options to purchase 5,025,430 shares of common stock were outstanding that were fully vested or expected to vest with a weighted average remaining contractual term of 8.5 years. As of December 31, 2013, options to purchase 3,251,520 shares of common stock were exercisable with a weighted-average exercise price of $0.88 per share and a weighted-average remaining contractual term of 7.8 years. As of December 31, 2013, the aggregate intrinsic value of options outstanding and options exercisable was $4.0 million and $3.7 million, respectively. The aggregate intrinsic value was calculated as the difference between the exercise price of the options and the estimated fair value of $2.02 per share as of December 31, 2013. The total intrinsic value of the options exercised during the years ended December 31, 2013 and 2012, was $269,000 and $74,000, respectively.

Common Stock Reserved for Future Issuance

	December 31, 2012	December 31, 2013
Conversion of preferred stock	9,311,156	10,014,083
Common stock warrants	680,008	710,008
Stock options issued and outstanding	2,820,000	5,025,430
Authorized for future option grants	771,800	4,166,370
Preferred stock warrants	—	97,901

Balance	13,582,964	20,013,792

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Licenses and Collaborations

License Agreement with Aerogen

In November 2010, the Company entered into a license agreement with Aerogen Limited (“Aerogen”), pursuant to which Aerogen granted the Company an exclusive worldwide license, with sublicensing rights, to develop and commercialize insulin delivery devices containing Aerogen’s vibrating mesh aerosolization technology. Under the agreement, Aerogen is obligated to use commercially reasonable efforts to collaborate with the Company to exclusively develop and manufacture related devices, and the Company is responsible for establishing product requirements for the device. Further, the Company is responsible for obtaining and maintaining all regulatory approvals for the drug/device combination globally, as well as for all commercialization activities relating to the drug/device combination, whereas Aerogen is obligated to provide regulatory assistance on documents pertaining to the device. A joint development committee was formed to facilitate and oversee the development of the device.

In connection with the license agreement, the Company issued Aerogen (i) a warrant to purchase 194,288 shares of the Company’s common stock at an exercise price of $0.01 per share which was fully vested upon issuance and (ii) an additional warrant to purchase 485,720 shares of the Company’s common stock at an exercise price of $0.01 per share which became exercisable in the first quarter of 2013 as all related performance criteria had been met and the related success-based features of the warrant had been satisfied. The Company recorded the fair value of the warrants as research and development expenses in the period in which the warrants vested.

The Company is obligated to fund all device development activities and upon commercialization, and is obligated to pay Aerogen tiered low single digit royalties on net sales of the product for the longer of the life of certain patents covering the product or 10 years after the first commercial sale of the product in the respective country.

Aerogen will supply the device for clinical and commercial purposes based on stated pricing per the agreement. For clinical use, the Company will pay Aerogen a price equal to Aerogen’s cost of the device. For commercial use, the Company will pay Aerogen a price equal to Aerogen’s cost plus a stated margin, which is subject to future negotiation. Under this license agreement, the Company also plans to develop additional follow-on devices with Aerogen with similar terms and pricing before the first device is on the market.

The license agreement with Aerogen will remain in force on a country by country basis until the later of (i) the expiration of the Aerogen patents covering the device or (ii) 10 years after the first commercial sale of the product. In the case of material breach, the license may be prematurely terminated by either party by providing 90 days written notice to the breaching party and such breaching party has not cured the breach within the 90 day period.

Joint Venture with Harmony Plus Holdings Limited

In February 2013, the Company entered into an agreement with Harmony Plus Holdings Limited (“Harmony”), a Hong Kong corporation to create a joint vehicle (the “Asia JV”) for the purpose of developing, obtaining market registration for, and commercializing inhaled insulin drug/device combination products (“Products”) in China and certain other Asian countries, excluding Japan (collectively referred to as the “ Asian Territory”). The Company owns 30%, 50% and 40% of Class A, Class B and Class C shares, respectively. Profits from the JV, as defined by the JV agreement, will be shared between the Company and Harmony based on pre-determined ratios with the Company receiving between 30% and 50% of profits from activities within three separate regions as identified within the Asian Territory

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in line with the ownership of Class A, Class B and Class C shares. Subject to approval of the board of directors of the Asia JV, Harmony or third parties may make additional capital contributions, which could dilute the Company’s share percentage in the Asia JV. Under no circumstances, however, can the Company’s ownership of any class of shares in the Asia JV fall below 20%. Under the Joint Venture, the Company is responsible for global development of the inhaled insulin program in the United States and European Union and other countries outside of the Asian Territory while the Asia JV is responsible for managing and funding clinical enrollment in the Asian Territory as well as obtaining any necessary regulatory approvals and commercializing the Products in the Asian Territory. Asia JV will be operated by its own management team and governed by a four member board of directors for which the Company and Harmony each are entitled to appoint two members. The Company is not in a controlling position to direct the operating activities of the JV and accordingly the Company has determined that it is not the primary beneficiary in the Asia JV. Harmony contributes resources, know-how, experience and expertise with regard to the business development, clinical and regulatory process in the Asian Territory, as well as commercial relationships in the Territory. Augustine P.Y. Chow, a member of the Company’s board of directors, is a managing member of Harmony Asset Limited, which is an affiliate of Harmony.

Equity in the loss of the Asia JV includes the Company’s share of the net loss of the Asia JV related to intellectual property management and ongoing clinical trial enrollment prior to commercialization.

As of December 31, 2013, the Asia JV has not commenced operations and has incurred insignificant administrative expenses. As of December 31, 2013, the Asia JV has assets of $1.0 million, which is comprised of cash from the initial capital contributions of $300,000 from the Company and $700,000 from Harmony. The Company has no obligation to provide additional funding to the Asia JV and therefore the Company’s maximum exposure to loss is limited to its initial $300,000 investment.

License and Collaboration Agreement with Hikma Pharmaceuticals LLC (“Hikma”)

In January 2013, the Company entered into a license, supply and manufacturing agreement with Hikma, pursuant to which the Company granted an exclusive license to register and commercialize Dance 501 in all disease indications in the Middle East and Africa, excluding Turkey and certain other countries (collectively referred to as the “Hikma Territory”). The agreement has a fifteen-year term from the date of the launch of Dance 501 in one of the countries in the Hikma Territory and will automatically renew for an additional twelve-month term prior to the expiration of the then-current term. The agreement may be terminated by either party by providing at least twelve months’ written notice prior to the expiration of the then-current term. Under the agreement, the Company is responsible for the global clinical development of Dance 501 in any and all indications, and for assembly of the registration materials, referred to as a common technical document (“CTD”) submitted to the European Medicines Agency (the “EMA”) or FDA for approval and subsequently used for obtaining approval within each territory, and Hikma is responsible for registration and commercialization in the Hikma Territory. Additionally, the Company granted Hikma the right of first refusal to license all of its new inhaled insulin products in the Hikma Territory. In addition, Hikma has a right of first refusal to include Palestinian Territories and Turkey should such regions become available for inclusion in the agreement.

Hikma paid a non-refundable upfront license fee of $450,000 in January 2013, and agreed to potential future milestone payments as set forth in the agreement based on pre-specified regulatory and commercial criteria.

The Company has recorded the upfront license fee as a customer advance since it has not met the criteria for revenue recognition. The license fee will be recognized on a straight-line basis over the remaining 14 year term of the agreement beginning with the commercial launch of Dance 501.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the fourth quarter of 2013, the Company met the milestone provisions for the completion and reporting of the Samba-01 clinical PK study and as of December 31, 2013 was due $300,000 as a clinical milestone payment related to this event.

The Company intends to supply the product to Hikma for commercial purposes and Hikma will pay to the Company a supply price equal to a percentage of net sales within the Hikma Territory on a quarterly basis. A joint steering committee will be formed to develop a pricing strategy for Dance 501 in Africa and the Middle East, excluding Turkey and certain other countries, and the committee will determine the countries in which Dance 501 will be launched. The Company is responsible for funding the global clinical development program and providing the registration materials required to be submitted for marketing approval within the Hikma Territory. Each registration submitted by Hikma will be based on the Company’s CTD.

The development, product launch and various revenue milestones represent non-refundable amounts that would be paid by Hikma to the Company if certain milestones are achieved in the future. The Company has elected to apply the guidance in ASC 605-28 to the milestones. These milestones, if achieved, are deemed to be substantive as they relate solely to past performance, are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of the Company’s performance, which are reasonable relative to the other deliverables and terms of the arrangement, and are unrelated to the delivery of any further elements under the arrangement.

The Company concluded that the license does not represent a separate unit of accounting as the license, which includes rights to the underlying technologies, does not have standalone value apart from the development services because the Company does not currently have a finalized product that is ready for sale in the Hikma Territories, nor does it have regulatory approval to do so. Therefore, the non-refundable upfront license fee will be recognized ratably over the term of the agreement after the successful product launch.

A timeline for development of Dance 501 has been accepted by Hikma. If (i) Dance 501 fails to gain approval by the FDA or EMA; or (ii) Dance 501 does not obtain at least one of the foregoing approvals within two years after the applicable timeframe in the agreement, Hikma will receive an additional exclusive license to one other Company product in development, of Hikma’s choosing, the terms of which will be identical to the current license excluding the upfront license fee. In addition, Hikma would also have the right to convert an amount equal to the upfront license fee to shares of the Company’s equity, on terms equal to the Company’s most recent or current private or public financing. The license may be terminated by mutual written consent of both parties in writing at any time, for a material breach if such breach is not cured within two-months’ notice of such breach, insolvency of either party, or a change of control in either party.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended December 31, 2012 and 2013 are as follows:

	Year Ended December 31,
	2012	2013
Statutory federal income tax rate	34.0%	34.0%
State income taxes	(0.1)%	0.0%
Nondeductible Interest	(2.8)%	(4.8)%
Tax Credits	0.0%	1.0%
Other	(0.1)%	(0.5)%
Valuation allowance	(31.0)%	(29.7)%

	0.0%	0.0%

Significant components of the Company’s deferred tax assets at December 31, 2012 and 2013 are shown below (in thousands):

	December 31,
	2012	2013
Deferred tax assets:
Capitalized start-up costs	$869	$1,705
Net operating loss carryforwards	735	2,244
Compensation	245	776
Research and development tax credits	19	172
Other	48	37

Total gross deferred tax assets	1,916	4,934
Less valuation allowance	(1,916)	(4,934)

Net deferred tax assets	$—	$—

Valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. Based on the available objective evidence, management believes it is more likely than not that the U.S. and state deferred tax assets are not fully realizable as of the year ended December 31, 2013 and 2012. Accordingly, the Company has established a full valuation allowance against its U.S. and state deferred tax assets.

Pursuant to the Internal Revenue Code (the “IRC”) Sections 382 and 383, annual use of the Company’s net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has reviewed the impact of IRC Sections 382 and 383 on its net operating loss and credit carryforwards and has concluded that the Company has experienced an ownership change that will result in an annual limit on the amount of allowed net operating losses and credit carryforwards.

As of December 31, 2013, the Company had $5.6 million and $5.7 million of federal and state net operating losses, respectively. The losses will begin to expire in 2029 for federal and state purposes.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2013, the Company had federal and state research and development credits of $115,000 and $57,000 respectively. The federal credits will begin to expire in 2031 if not utilized, while the state credits predominately, have no expiration date.

The American Taxpayer Relief Act of 2012, which reinstated the United States federal research and development tax credit retroactively from January 1, 2012 through December 31, 2013, was not enacted into law until the first quarter of 2013. The law change will have no impact on the 2013 financial statements due to the valuation allowance placed against the Company’s net deferred tax assets.

As of December 31, 2013, the Company had approximately $50,500 of unrecognized tax benefits, all of which if recognized, would not affect the effective tax rate.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits in 2012 and 2013 are as follows (in thousands):

	Year Ended December 31,
	2012	2013
Beginning Balance	$4	$9
Gross increase for tax positions	5	42

Ending Balance	$9	$51

There are no liabilities from unrecognized tax benefits included in the Company’s consolidated balance sheets as of December 31, 2012 or 2013, and therefore the Company has not incurred any penalties or interest.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the federal and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years for 2009 and forward are subject to examination by the federal and California tax authorities due to the carryforward of unutilized net operating losses and research and development credits.

11.	Commitments and Contingencies

The Company leased office space in Brisbane, California, under a lease that expired in August 2013, after which the Company leased its office space on a month-to-month lease until December 2013. In January 2014, the Company entered into a lease for approximately 6,900 square feet of space, including 5,900 square feet of office and lab space in Brisbane, California, under a lease agreement with the effective date of December 15, 2013 that expires in December 2016. In July 2013, the Company entered into a lease for approximately 1,200 square feet of executive meeting space in San Francisco, California, under a lease agreement with an initial term of two years and month-to-month thereafter. The Company has an option to extend the Brisbane lease for an additional five years. In addition, the Company is responsible for expenses associated with the use and maintenance of the Company’s Brisbane facility, such as utility and common area maintenance expenses. Rent expense for 2012 and 2013, and the period from February 9, 2009 (inception) to December 31, 2013, totaled $20,000, $49,000 and $76,000, respectively.

DANCE BIOPHARM INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum payments under non-cancellable leases are as follows at December 31, 2013 (in thousands):

Years ending December 31,	Payments
2014	$230
2015	210
2016	204

Total	$644

12.	Related Parties

From January 2013 to June 2013, the Company received consulting services from a member of the board of directors. The director received 40,000 shares of Series A preferred stock valued at $70,000 and cash compensation of $36,000. The consulting agreement terminated upon his appointment to the board of directors.

In October 2009, Dr. Patton loaned the Company $100,000 at an interest rate of 8% per annum. The loan did not have a maturity date. As of December 31, 2012, the principal amount and accrued interest in the amount of $126,000 was outstanding. The principal amount and accrued interest was fully paid in December 2013.

In July 2013, the Company entered into a lease agreement with Dr. Patton, pursuant to which Dr. Patton leased the Company office space for its administrative headquarters located in San Francisco, California. Pursuant to the lease agreement, the Company agreed to pay Dr. Patton $3,200 per month during the term of the lease. The term of the lease is two years, commencing on May 1, 2013 and month-to-month thereafter. During 2013, total rent expense incurred under this arrangement was $25,600.

In December 2013, the Company issued a warrant to purchase 30,000 shares of common stock to Giddi Pharma who as a Series A preferred stockholder is considered to be a related party, at an exercise price of $2.02. This warrant is subject to vesting with 13,125 of the shares vested on the issuance date and 625 of the remaining shares vesting on each monthly anniversary thereafter, provided Giddi Pharma continues to provide services to us through each vesting date. This warrant has a ten-year term from the date of issuance.

13.	Subsequent Events

The Company has completed an evaluation of all subsequent events through March 4, 2014 to ensure that this filing includes appropriate disclosure of events both recognized in the December 31, 2013 consolidated financial statements and events which have occurred but were not recognized in the consolidated financial statements. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

Warrant

In January 2014, Aerogen exercised their warrants to purchase 680,008 shares of common stock at a price of $0.01 per share.

Series B Preferred Stock Financing

In January 2014, the Company sold and issued 629,643 shares of Series B preferred stock, at a price of $3.50 per share, for aggregate gross proceeds of $2.2 million. Each share of Series B preferred stock is convertible into one share of common stock.

             Shares

Common Stock

PROSPECTUS

                    , 2014

Wells Fargo Securities

Stifel

Oppenheimer & Co.

Roth Capital Partners

Through and including                     , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the common stock being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the listing fee for The Nasdaq Stock Market.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
The Nasdaq Stock Market listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our fourth amended and restated certificate of incorporation to be in effect upon the closing of this offering provides for indemnification of our directors to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the closing of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with certain of our directors and officers whereby we have agreed to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Dance Biopharm, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Dance Biopharm. At present, there is no pending litigation or proceeding involving a director or officer of Dance Biopharm regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2011, we sold the following unregistered securities:

Series A Preferred Stock

Between March 4, 2013 and July 30, 2013, we sold and issued 6,043,315 shares of Series A preferred stock at a purchase price of $1.74 per share to 23 accredited investors and, in August 2013, we issued an aggregate of 84,690 shares of Series A preferred stock in lieu of compensation for consulting services performed for the company. In addition, we issued 3,183,151 shares of our Series A preferred stock at a discounted conversion rate of $1.392 resulting in the conversion of certain convertible promissory notes that were issued to 32 accredited investors between August 24, 2010 and January 2, 2013.

Series B Preferred Stock

In December 2013 and January 2014, we sold and issued an aggregate 1,332,570 shares of our Series B preferred stock at a purchase price of $3.50 per share to 7 accredited investors.

In January 2014, we issued 5,143 shares of our Series B preferred stock to Gita Dittmer for services performed pursuant to a consulting agreement between Ms. Dittmer and the Company.

Stock Options and Common Stock Issuances

Since January 1, 2011, we have granted stock options under our 2009 Equity Incentive Plan to purchase an aggregate of 3,908,430 shares of our common stock, at a weighted-average exercise price of $1.64 per share, to our employees, consultants and members of our board of directors. None of these options have been exercised or cancelled, and all of these options remain outstanding. In 2011, 2012 and 2013, options issued prior to January 1, 2011 were exercised for 108,200, 100,000 and 400,000 shares, respectively.

In January 2014, Aerogen exercised their warrants to purchase 680,008 shares of common stock at a price of $0.01 per share.

Warrants

In October 2013, we issued a warrant to Hercules Technology III, LP to purchase up to 97,901 shares of Series A preferred stock at an exercise price of $1.74 per share.

In December 2013, we issued a warrant to purchase 30,000 shares of common stock to Giddi Pharma at an exercise price of $2.02 per share.

Securities Act Exemptions

We deemed the offers, sales and issuances of the preferred stock and warrants described above to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of common stock upon exercise of such options described above to be exempt from registration under the Securities Act in reliance on Rule 701 of the

Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial statement schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brisbane, State of California, on                     , 2014.

DANCE BIOPHARM INC.

By:
John S. Patton, Ph.D. Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John S. Patton, Ph.D. and Greg S. Zante, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in their name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

John S. Patton, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Greg S. Zante	Chief Financial Officer and Vice President of Administration (Principal Accounting and Financial Officer)	, 2014

Samantha R. Miller	Chief Business Officer and Director	, 2014

Augustine P.Y. Chow, Ph.D.	Director	, 2014

Donald D. Huffman	Director	, 2014

Jay S. Skyler, M.D.	Director	, 2014

EXHIBIT INDEX

EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Third Amended and Restated Certificate of Incorporation of Dance Biopharm Inc., as currently in effect.

3.2*	Form of Fourth Amended and Restated Certificate of Incorporation of Dance Biopharm Inc., to be in effect upon the closing of this offering.

3.3**	Bylaws of Dance Biopharm Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Dance Biopharm Inc., to be in effect upon the closing of this offering.

4.1*	Specimen Common Stock certificate of Dance Biopharm Inc.

5.1*	Opinion of Lowenstein Sandler LLP.

10.1+**	Form of Director and Executive Officer Indemnification Agreement.

10.2+**	Dance Biopharm Inc. 2009 Equity Incentive Plan.

10.3+**	Amendment to Dance Biopharm Inc. 2009 Equity Incentive Plan.

10.4+**	Form of Stock Option Agreement and Stock Option Grant Notice pursuant to Dance Biopharm Inc. 2009 Equity Incentive Plan.

10.5+*	Dance Biopharm Inc. 2014 Equity Incentive Plan.

10.6+*	Form of Stock Option Agreement and Stock Option Grant Notice pursuant to Dance Biopharm Inc. 2014 Equity Incentive Plan.

10.7+*	Employment Agreement, dated as of , with John S. Patton.

10.8+*	Employment Agreement, dated as of , with Samantha R. Miller.

10.9+*	Employment Agreement, dated as of , with Greg S. Zante.

10.10+*	Employment Agreement, dated as of , with Lisa E. Porter.

10.11**	Warrant to Purchase Common Stock issued to Hercules Technology III, L.P., dated as of October 30, 2013.

10.12**	Loan and Security Agreement, dated as of October 30, 2013, by and between Dance Biopharm Inc. and Hercules Technology III, L.P.

10.13#**	License, Development, Collaboration and Commercialization Agreement, dated as of November 5, 2010 by and between Dance Pharmaceuticals, Inc. and Aerogen Limited.

10.14#**	Addendum 1 to the License, Development, Collaboration and Commercialization Agreement, dated as of October 4, 2013, by and between Dance Biopharm Inc. and Aerogen Limited.

10.15#**	Master Manufacturing Agreement, dated as of November 25, 2013, by and between Dance Biopharm Inc. and Phillips Plastics Corporation.

10.16#**	Master Agreement for Joint Venture in Asia, dated as of February 20, 2013, by and between Dance Biopharm Inc. and Harmony Plus Holdings Limited.

10.17#**	License, Supply and Manufacturing Agreement, dated as of January 8, 2013, between Dance Biopharm Inc. and Hikma Pharmaceuticals LLC.

10.18**	Warrant No. 1 to Purchase Common Stock issued to Aerogen Limited, dated as of November 15, 2010.

Exhibit No.	Description of Exhibit

10.19**	Warrant No. 2 to Purchase Common Stock issued to Aerogen Limited, dated as of November 15, 2010.

10.20**	Lease Agreement, dated as of May 1, 2013, by and between Dance Biopharm Inc. and John S. Patton.

10.21**	Lease Agreement dated as of January 8, 2014, by and between Dance Biopharm and WVP Bay Tech, LLC.

10.22#	Supply Agreement, dated as of January 15, 2014, by and between Dance Biopharm Inc. and Gulf Pharmaceutical Industries.

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature page).

*	To be filed by amendment

**	Previously Filed

#	Confidential treatment will be requested with respect to certain portions of this exhibit. Omitted portions will be submitted separately to the U.S. Securities and Exchange Commission.

+	Indicates a management contract or compensatory plan.